Filed Pursuant to Rule 424(b)(4)
Registration No. 333-248611

PROSPECTUS

5,625,000 Shares

Common Stock

We are offering 5,625,000 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price is $16.00 per share.

We have been approved to list our common stock on the Nasdaq Global Market under the symbol “GRAY.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial Public Offering Price	$16.00	$90,000,000
Underwriting Discounts and Commissions(1)	$1.12	$6,300,000
Proceeds to Graybug Vision, Inc. (before expenses)	$14.88	$83,700,000

(1)	We refer you to “Underwriting” beginning on page 174 for additional information regarding underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about September 29, 2020. We have granted the underwriters an option for a period of 30 days to purchase up to 843,750 additional shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $7,245,000, and the total proceeds to us, before expenses, will be $96,255,000.

SVB Leerink	Piper Sandler

Needham & Company	Wedbush PacGrow

The date of this prospectus is September 24, 2020.

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock.

Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any applicable free writing prospectus applicable to that jurisdiction.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section entitled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, we use the terms “Graybug Vision,” “company,” “we,” “us” and “our” in this prospectus to refer to Graybug Vision, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on developing transformative medicines for the treatment of diseases of the retina and optic nerve. Our novel proprietary technologies are designed to release drugs in ocular tissue at a controlled rate for up to 12 months in order to improve patient compliance, reduce healthcare burdens and, ultimately, deliver better clinical outcomes. Our lead product candidate, GB-102, is an intravitreal injection of a microparticle depot formulation of sunitinib, a potent inhibitor of neovascular growth and permeability, which are leading causes of retinal disease. We are developing GB-102 as a once-every-six months intravitreal injection for the treatment of wet age-related macular degeneration, or wet AMD, and diabetic macular edema, or DME. In our Phase 1/2a clinical trial, GB-102 administered as a single 1 mg dose was well-tolerated in wet AMD patients and demonstrated durable clinical evidence of disease control of at least six months in approximately 88% of patients in this cohort. GB-102 is currently in a dose-ranging, controlled and masked safety and efficacy Phase 2b clinical trial in patients with wet AMD. We expect to report topline data from this trial in the first half of 2021. We are also using our proprietary technologies to develop GB-103, a once-a-year formulation of GB-102, for the treatment of diabetic retinopathy, or DR, as well as GB-401, an intravitreally injectable depot formulation of a beta-adrenergic blocking agent prodrug with a dosing regimen of once every six months or longer for the treatment of primary open-angle glaucoma, or POAG. We believe that our product candidates could significantly improve clinical outcomes versus the respective standards of care for several ocular diseases.

Age-related macular degeneration, or AMD, is a chronic, progressive disease, a leading cause of vision loss in the elderly and estimated to affect approximately 15 million people in North America. The disease prevalence is approximately 85 to 90% nonexudative, or dry, AMD and 10 to 15% wet AMD. The therapeutic market for wet AMD in 2019 was estimated to be $7.9 billion worldwide and has historically grown by approximately 8% as a consequence of an aging population and the lack of preventative measures.

There is no cure for wet AMD. To maintain vision, patients must receive frequent intravitreal injections, up to 12 times per year, with short-acting anti-vascular endothelial growth factor, or VEGF, agents. Although the use of anti-VEGF treatments has revolutionized visual outcomes for patients, the need for frequent injection visits combined with the increasing prevalence of this disease puts an enormous pressure on healthcare systems and represents a severe burden for patients, caregivers and physicians. These dynamics often lead to a reduced frequency of treatment and result in suboptimal visual outcomes in real-world practice.

Damage to the retina as a result of DR includes a number of vision-threatening complications such as DME, and has been an important cause of acquired vision loss in the young and middle-age adult population. It is estimated that the number of patients with DR will increase globally to over 190 million by 2030. One-third of DR patients over 40 years of age in the United States are at risk of developing vision-threatening complications, including DME. DME is the second largest market for anti-VEGF therapies, accounting for approximately

$3.7 billion of sales worldwide and approximately $1.8 billion in the United States in 2019. Multiple clinical trials have shown that anti-VEGFs are also beneficial for the treatment of patients with DR but without DME; however, the need for frequent injections and follow-up for this often asymptomatic population leads to inadequate compliance and suboptimal clinical benefit.

GB-102 is designed to provide pan-VEGF inhibition for six months or longer while minimizing fluctuations in retinal thickness in between treatments, which is emerging as predictive of visual outcomes. We believe durable and sustained drug delivery of a single dose offered by GB-102 could provide improved visual outcomes for patients with wet AMD and DME, better patient quality-of-life and reduced disease-monitoring requirements.

GB-103, a longer-acting formulation of sunitinib, is designed to maintain therapeutic drug levels in the retinal tissue for up to 12 months following a single intravitreal injection. This potentially longer duration of clinical benefit and consequently less frequent need for intravitreal injections may be more conducive to maintaining a typically asymptomatic patient with DR on an effective anti-VEGF therapy regimen. If approved, GB-103 could provide a paradigm shift in the treatment of patients with DR who are currently managed either by observation alone, pan-retinal laser photocoagulation or, in rare instances, with short-acting anti-VEGF injections.

Glaucoma is an optic neuropathy that is characterized by the progressive degeneration of the optic nerve that leads to visual impairment. It is a leading cause of irreversible vision loss that is projected to affect approximately 76 million people worldwide in 2020, including approximately 2.7 million people in the United States. The most common type of glaucoma is POAG, which is characterized by an increase in intraocular pressure, or IOP, because fluid, which is continuously generated by cells inside the front of the eye, cannot drain properly. The global POAG therapeutics market is estimated to reach approximately $3.8 billion in 2026, of which the United States represents approximately $2.9 billion.

The most common treatment options for glaucoma are topical eye drops, which must be administered daily, or invasive medical procedures. Topical eye drops can lower IOP and have been shown to both delay and prevent the progressive degeneration associated with POAG. However, these medications must be administered up to four times per day, and approximately 30% of patients often require more than one class of drug to control IOP. It is estimated that approximately 50% of patients stop using their glaucoma medications in the first six months post-diagnosis due to various reasons, including forgetfulness, lack of disease awareness and/or cost, thus leading to uncontrolled IOP and progressive loss of peripheral vision. Laser-based or surgical treatments to permanently reduce IOP are invasive and achievement of IOP targets may require multiple surgeries.

Our third product candidate, GB-401, is an intravitreally administered, proprietary formulation of a beta-adrenergic beta-blocker prodrug designed to provide a controlled release of the active drug to maintain a reduced IOP for six months or longer after a single injection, thus addressing the patient compliance problem and improving outcomes. If approved, GB-401 could represent a significant paradigm shift in the way physicians treat POAG.

Our pipeline

The following chart summarizes the status and development plan for the product candidates in our pipeline. We own worldwide rights to each of our programs.

Our proprietary technologies

Our proprietary technologies are designed to allow sustained delivery of pharmacologic agents to the eye in a well-tolerated and controlled manner to achieve extended duration of effectiveness. Our proprietary technologies utilize depot formulations of microparticles containing biodegradable polymers such as poly(lactic-co-glycolic acid), or PLGA. The microparticles are engineered to carry a hydrophilic coating such as polyethylene glycol, or PEG, that helps eliminate or minimize inflammation typically associated with intraocular administration of conventional PLGA microparticles. Our preclinical studies and Phase 1/2a clinical trial provided preliminary evidence that our microparticles are well-tolerated in the eye.

Furthermore, our microparticles are designed to aggregate after intravitreal injection upon exposure to the vitreous fluid at body temperature to form a depot near the bottom of the eye, outside of the visual axis. Our biodegradable microparticles then gradually release the active ingredient at a rate dependent on the composition of the polymers and biodegrade into lactic acid, glycolic acid and PEG that are naturally cleared from the body.

Some molecules, due to their physicochemical properties, are difficult to encapsulate and deliver in a controlled manner. For that purpose, we have developed a proprietary prodrug technology to enable sustained delivery of these therapeutics. Our research and development team has developed our product candidates with different pharmacologic agents using these prodrug technologies. For example, GB-401 has been developed using this approach.

Our lead program GB-102

We are developing our lead product candidate, GB-102, as a once-every-six months intravitreally delivered microparticle depot formulation of sunitinib for the treatment of wet AMD and DME. Sunitinib is a pan-VEGF inhibitor (VEGF-A, B, C and D). We believe that GB-102 is differentiated from the current standard of care, which requires more frequent dosing, up to 12 times per year, and primarily targets one neovascular pathway (VEGF-A).

Phase 1/2a and 2b clinical trials of GB-102 in wet AMD. GB-102 has been evaluated in multiple Phase 1/2 trials to assess its safety, tolerability, durability and pharmacodynamic effects, as well as to identify the optimal dose. In January 2019, we completed our Phase 1/2a ADAGIO clinical trial of GB-102 in 32 patients with wet AMD that previously received at least three anti-VEGF injections, which we refer to as our ADAGIO trial. This trial met its primary endpoint of safety and tolerability. No ocular serious adverse event, or SAE, or dose-limiting toxicity was reported, and the majority of patients had no drug-related adverse events, or AEs. The most common AE was the presence of medication in the anterior chamber. These AEs were reversible and with no long-term consequences. In this trial, 88% of patients who were previously treated with an average of eight injections annually were able to maintain stable central retinal thickness and visual acuity for six months or more with a single injection of 1 mg of GB-102.

Based on the data from the ADAGIO trial, we initiated the Phase 2b ALTISSIMO clinical trial in September 2019 to evaluate an improved product that would minimize the presence of medication within the anterior chamber. This trial compares two doses of GB-102 (1 or 2 mg) administered every six months to aflibercept administered every two months in up to 56 patients with anti-VEGF-responsive wet AMD. On the basis of a safety analysis of the Phase 2a clinical trial of GB-102 in ME, described below, and the interim safety data in the ALTISSIMO trial, we terminated the development of the GB-102 2 mg dose in all of our clinical trial programs. The primary endpoint of the ALTISSIMO trial is to determine time-to-additional anti-VEGF supportive therapy. ALTISSIMO topline results are expected in the first half of 2021. If successful, we plan to advance two pivotal clinical trials in wet AMD in the second half of 2021.

Phase 2a clinical trial of GB-102 in ME secondary to various diseases, including DME and central or branch Retinal Vein Occlusion, or RVO. In September 2019, we initiated a Phase 2a clinical trial of GB-102 in 21 patients with ME secondary to DME and branch or central RVO. This trial was designed to be a six-month, single injection, multicenter, open-label, parallel arm trial with a primary end-point of safety and tolerability of two dose levels of GB-102 (1 and 2 mg) in patients with ME secondary to DME or RVO who had been previously treated with anti-VEGFs. All patients have completed the study and the final safety analysis has been performed. An interim data analysis from the ALTISSIMO and ME trials identified 1 mg of GB-102 as the optimal dose for future clinical trials. We intend to conduct a Phase 2b trial in patients with DME in the second half of 2021.

Additional pipeline programs

GB-103 is designed to be a once-a-year intravitreally delivered formulation of sunitinib, and has the potential to become an important therapy for patients with DR. Our Phase 1/2a clinical trial with GB-103 in patients with DR is planned to initiate in the first half of 2022.

We are also applying our proprietary technologies to develop GB-401, a depot formulation of a beta-adrenergic receptor inhibitor, designed to be injected once every six months to reduce IOP in POAG patients. We expect to submit an investigational new drug application, or IND, for GB-401 and initiate a dose-escalating Phase 1/2a clinical trial of GB-401 in patients with POAG in the second half of 2021.

We believe our proprietary technologies will allow us to develop other novel therapeutics, either alone or in combination, that can achieve extended durations of effectiveness and, thus improve the care and quality of life for patients with chronic diseases and disorders of the eye.

Differentiation of our product candidates

We believe that our proprietary technologies will allow us to develop therapeutics that may provide superior results to patients compared to existing ocular treatments, which present several critical limitations. We believe our product candidates present a number of competitive advantages over existing therapeutics:

•

Extended durability and sustained drug delivery to improve visual outcomes in clinical practice: If approved, we believe that GB-102 would be an important intravitreal injection offering a six-month duration of action. We believe GB-102, with only two injections a year, could provide a better balance between patient quality of life and disease-monitoring requirements, and deliver, in a real-world setting, increased compliance and ultimately improved visual outcomes.

•

Differentiated mechanism of action: Our retina programs, GB-102 and GB-103, use sunitinib, a pan-VEGF inhibitor, which blocks all VEGF receptor types associated with angiogenesis, vascular permeability, cellular proliferation and fibrosis. Moreover, sunitinib is a dual leucine zipper kinase, or DLK, inhibitor, which may result in a neuroprotective effect. Sunitinib’s broader mechanism of action has the potential to provide visual outcome benefits superior to the traditional anti-VEGF-A treatments.

•	Versatile proprietary technologies: Our polymers can be tuned to provide varying drug elution profiles for a significant number of small molecules.

•	Designed for Safety: Our polymers are biodegradable and bioabsorbable. They are designed to hydrolyze over a determined period of time and leave no residue in the eye.

Our executive leadership team

We are led by a team of experienced pharmaceutical industry executives with significant experience in ophthalmology:

•

Frederic Guerard, Pharm.D., our Chief Executive Officer, has 20 years of leadership, strategic and commercial pharmaceutical experience, including as Worldwide Business Franchise Head of Ophthalmology at Novartis AG and Global Franchise Head of Pharmaceuticals at Alcon Laboratories, Inc.

•

Parisa Zamiri, M.D., Ph.D., our Chief Medical Officer, is an ophthalmologist and was previously Vice President, Global Head of Clinical Development and Therapeutic Area Head for Ophthalmology at Novartis AG.

•

Daniel Salain, our Chief Technical Operations Officer, has 30 years of global pharmaceutical experience in manufacturing, operations and business development, and previously served as Senior Vice President of Technical Operations at Ophthotech Corporation (now IVERIC bio, Inc.).

•

Robert S. Breuil, our Chief Financial Officer, has over 20 years of experience in the biopharmaceutical and drug delivery industries, and previously served as Chief Financial Officer of Corium, Inc. and Codexis, Inc.

We have raised approximately $134 million of capital in gross proceeds from a group of leading life sciences investors, including Deerfield Management, OrbiMed Advisors, a fund managed by Blackstone Life Sciences, Hatteras Venture Partners, CBC Group (formerly known as C-Bridge Capital) and Crown Venture Fund.

Our strategy

Our goal is to become a leading biopharmaceutical company focused on developing and commercializing transformative medicines for the treatment of chronic vision-threatening diseases of the retina and optic nerve. To achieve this goal, the key elements of our strategy are:

•	Advance GB-102 through clinical development in patients with wet AMD and DME.

•	Advance development of GB-103 to offer patients a once-a-year treatment for DR.

•	Develop GB-401 for the treatment of elevated IOP in patients with POAG.

•	Leverage our ocular delivery technologies to expand our pipeline into other vision-threatening conditions.

•	Commercialize our approved product candidates with our own specialty sales force and through partnerships.

Risks Associated with our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

we are a clinical-stage biopharmaceutical company with a limited operating history and no products approved. We have incurred significant losses since inception, and we expect to incur continued and increasing losses over the next several years and may never achieve or maintain profitability;

•

we will need substantial additional funding to support our operations and pursue our growth strategy. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts;

•	our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability;

•

our recurring losses and negative cash flows have raised substantial doubt regarding our ability to continue as a going concern, and the report of our independent registered public accounting firm for the year ended December 31, 2019 includes an explanatory paragraph indicating the conditions that raise substantial doubt about our ability to continue as a going concern;

•	the ongoing COVID-19 pandemic may, directly or indirectly, adversely affect our business, results of operations and financial condition;

•	our approach to the treatment of retinal diseases is unproven, and we do not know whether we will be able to successfully develop any products;

•	we have not yet successfully initiated or completed any Phase 3 clinical trials nor commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects;

•

we depend heavily on the success of our wet AMD product candidates, in particular GB-102. Clinical trials of our product candidates may not be successful. If we are unable to successfully complete clinical development of and obtain marketing approvals for our product candidates, or experience significant delays in doing so, or if after obtaining marketing approvals, we fail to commercialize these product candidates, our business will be materially harmed;

•

if clinical trials of GB-102 or any other product candidate that we develop fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, the European Medicines Agency or other regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be delayed or unable to complete, the development and commercialization of such product candidate;

•	the outcome of preclinical testing and early clinical trials may not be predictive of the success of later-stage clinical trials;

•

if serious adverse or unacceptable side effects are identified during the development of GB-102 or any other product candidates that we may develop, we may need to abandon or limit our development of such product candidates;

•	we face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do; and

•

the manufacture of our product development candidates requires outsourced, custom manufacturing and we may encounter difficulties in production, particularly with respect to formulation, process development or scaling up of our manufacturing capabilities. If we, or our CMOs, encounter such difficulties, our ability to provide supply of our product candidates for preclinical studies, clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

Corporate Information

We were incorporated under the laws of the State of Delaware in February 2015 under the name Graybug, Inc. upon the conversion of Graybug LLC, a Maryland Limited Liability Company organized in May 2011. We subsequently changed our name to Graybug Vision, Inc. in 2016. Our principal executive offices are located at 275 Shoreline Drive, Suite 450, Redwood City, CA, 94065, and our telephone number is (650) 487-2800. Our website address is www.graybug.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

All service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our prior fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	not being required to comply with the independent registered public accounting firm attestation requirements on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations for emerging growth companies and smaller reporting companies in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effect dates. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act of 1933, as amended, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered	5,625,000 shares

Common stock to be outstanding immediately after this offering	20,093,113 shares (or 20,936,863 shares, if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 843,750 shares from us.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $79.7 million (or approximately $92.3 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of $16.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds that we receive in this offering, together with our existing cash and cash equivalents: (i) to fund the development of GB-102, including the completion of our ongoing Phase 2b clinical trial in wet AMD, the initiation of our Phase 2b clinical trial in DME, the initiation of our Phase 3 clinical trials in wet AMD, and the initiation of our GB-401 Phase 1 clinical trial in glaucoma; (ii) to fund Chemistry, Manufacturing and Controls capital expenditures; (iii) to fund arrangements with contract manufacturing organizations to manufacture clinical material for our wet AMD and glaucoma clinical trials; and (iv) for working capital and general corporate purposes.

See the section entitled “Use of Proceeds” for additional information.

Risk factors	You should read the section entitled “Risk Factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“GRAY”

The number of shares of our common stock to be outstanding after this offering is based on (i) 1,382,200 shares of our common stock outstanding as of June 30, 2020 and (ii) the automatic conversion of all 117,809,883 shares of our outstanding convertible preferred stock as of June 30, 2020 into an aggregate of 13,085,913 shares of common stock immediately prior to the completion of this offering, and excludes:

•

2,066,076 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted-average exercise price of $2.52 per share under our 2015 Stock Incentive Plan, or 2015 Plan;

•	428,621 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2020, with a weighted-average exercise price of $9.25 per share under our 2015 Plan;

•	27,759 shares of common stock issuable upon the exercise of a common stock warrant outstanding as of June 30, 2020, with an exercise price of $3.88 per share; and

•

2,708,587 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 648,587 shares of common stock reserved for future issuance under our 2015 Stock Incentive Plan as of June 30, 2020, (ii) 1,850,000 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, which became effective on the date immediately prior to the date of this prospectus, which number will be reduced as a result of the grant of 166,624 shares of common stock issuable upon the exercise of stock options (with an exercise price equal to the initial public offering price) and restricted stock units covering 80,000 shares of common stock, each granted on the date of this prospectus, and (iii) 210,000 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, which became effective on the date of this prospectus. On the date immediately prior to the date of this prospectus, the remaining shares available for issuance under our 2015 Stock Incentive Plan were added to the shares reserved under our 2020 Equity Incentive Plan and we ceased granting awards under our 2015 Stock Incentive Plan. Our 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Equity Compensation Plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•

the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into an aggregate of 13,085,913 shares of common stock immediately prior to the completion of this offering;

•	the effectiveness of our restated certificate of incorporation and restated bylaws in connection with the completion of this offering;

•	a 9.0058-for-1 reverse stock split, which became effective on September 18, 2020;

•	no exercise of outstanding options, warrants or stock purchase rights described above after June 30, 2020; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables present the summary financial data for our business. We derived the statements of operations data for the years ended December 31, 2019 and 2018 from our audited financial statements appearing elsewhere in this prospectus. The summary statements of operations data presented below for the six months ended June 30, 2020 and 2019 and the balance sheet data as of June 30, 2020 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements have been prepared on the same basis as our audited annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the information for the interim periods presented. The following summary financial data should be read with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses
Research and development	$10,717	$14,167	$30,580	$22,971
General and administrative	3,119	2,442	6,922	5,599

Total operating expenses	13,836	16,609	37,502	28,570

Loss from operations	(13,836)	(16,609)	(37,502)	(28,570)
Interest and other income	173	51	465	192

Net loss	(13,663)	(16,558)	(37,037)	(28,378)
Cumulative dividends on convertible preferred stock	(4,793)	(2,585)	(7,055)	(4,317)

Net loss attributable to common stockholders	$(18,456)	$(19,143)	$(44,092)	$(32,695)

Net loss per common share—basic and diluted(1)	$(13.40)	$(14.78)	$(33.41)	$(25.77)

Weighted-average number of shares used in computing net loss per common share—basic and diluted(1)	1,377,431	1,295,180	1,319,912	1,268,742

Pro forma net loss per common share—basic and diluted(1)	$(0.94)		$(3.09)

Weighted-average number of shares used in computing pro forma net loss per common share—basic and diluted(1)	14,463,344		12,001,954

(1)

See Notes 2, 13 and 14 of our audited financial statements for the years ended December 31, 2019 and 2018 and Notes 9 and 10 of our unaudited financial statements for the six month periods ended June 30, 2020 and 2019 included elsewhere in this prospectus for a description of the calculations of our basic and diluted net loss per common share, pro forma basic and diluted net loss per common share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of June 30, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,542	$17,542	$97,242
Total assets	22,404	22,404	102,104
Working capital(3)	10,466	10,466	90,166
Total liabilities(4)	7,198	7,198	7,198
Convertible preferred stock	131,363	—	—
Accumulated deficit(5)	(119,499)	(119,499)	(119,499)
Total stockholders’ (deficit) equity	(116,157)	15,206	94,906

(1)

The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into an aggregate of 13,085,913 shares of common stock immediately prior to the completion of this offering.

(2)

The pro forma as adjusted balance sheet data give effect to (i) the pro forma adjustments above described in footnote (1) and (ii) the receipt of $79.7 million in net proceeds from the sale of 5,625,000 shares of common stock in this offering, based upon an initial public offering price of $16.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

(3)

We define working capital as current assets less current liabilities. See our unaudited financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(4)

In connection with our Series C convertible preferred stock financing, up to 17,014,902 shares of convertible preferred stock could have been issuable upon achievement of certain milestones. Subsequent to June 30, 2020, the Series C stock purchase agreement was amended such that this option is no longer exercisable, and this option terminated upon the effectiveness of the registration statement of which this prospectus forms a part. The expiration of this purchase right will have the effect of reducing both liabilities and accumulated deficit by $2.1 million. This has not been reflected in the above balance sheet data.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. Additionally, to the extent the ongoing COVID-19 public health emergency adversely affects our business and financial results, it may also have the effect of heightening many of the other risks incorporated by reference or set forth below. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Financial Position and Need For Additional Capital

We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved. We have incurred significant losses since inception, and we expect to incur continued and increasing losses over the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $37.0 million for the year ended December 31, 2019 and $13.7 million for the six months ended June 30, 2020. As of December 31, 2019 and June 30, 2020, we had an accumulated deficit of $105.8 million and $119.5 million, respectively. To date, we have financed our operations primarily through private placements of convertible preferred stock and convertible promissory notes. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials and general and administrative costs to support such efforts. We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Our independent registered public accounting firm included an explanatory paragraph in their audit report on our financial statements as of and for the years ended December 31, 2018 and 2019 stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

We expect to continue to incur significant and increasingly higher expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•

pursue the clinical development and potential commercialization of our most advanced product candidate, GB-102, which includes two Phase 3 clinical trials in wet age-related macular degeneration, or wet AMD, and a Phase 2b clinical trial in diabetic macular edema, or DME, starting in 2021;

•	commence clinical trials of our product candidates GB-401 and GB-103;

•	continue the research and development of other product candidates;

•	seek to identify and develop additional product candidates;

•	seek marketing approvals for any of our product candidates that successfully complete clinical development;

•	develop and expand our sales, marketing and distribution capabilities for any of our product candidates for which we obtain marketing approval;

•

scale up our manufacturing processes and capabilities or, in the future, establish and operate a manufacturing facility, to support sales of our product candidates, our ongoing clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•

expand our operational, financial and management systems and personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company; and

•	increase our product liability and clinical trial insurance coverage as we expand our clinical trials and commercialization efforts.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses will increase if:

•

we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or any additional international regulatory agency to perform trials or studies in addition to those currently expected;

•	there are any delays in receipt of regulatory clearances or approvals to begin our planned clinical programs; or

•	there are any delays in enrollment of patients in or completing our clinical trials or the development of our product candidates.

We have no product sales. We do not expect sales of any product candidate in the near future. For us to become profitable, we will need to succeed in developing and commercializing products. This will require us to be successful in a range of challenging activities, including:

•	successfully completing clinical development of our product candidates, which will require establishing a strategic partnership;

•	obtaining marketing approval for these product candidates;

•	manufacturing at commercial scale and selling and distributing those products for which we obtain marketing approval;

•

achieving an adequate level of market acceptance of and obtaining and maintaining coverage and adequate reimbursement from third-party payors for our products, which will require establishing a strategic partnership; and

•	protecting our rights to our intellectual property portfolio.

We may never succeed in these activities and may never generate revenue that is sufficient or great enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would reduce the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding to support our operations and pursue our growth strategy. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to devote substantial financial resources to our ongoing and planned activities, particularly as we conduct clinical trials for our wet AMD product candidates, in particular, late-stage clinical trials for GB-102, preclinical studies and clinical trials for our other product candidates, and seek marketing approval for any such product candidate for which we obtain favorable clinical results. We also expect to devote significant financial resources to conducting research and development and potentially seeking regulatory approval for our other product candidates. In addition, we plan to devote substantial financial resources to our commercialization efforts, including product manufacturing, sales, marketing and distribution for any of our product candidates for which we obtain marketing approval. Accordingly, we will need to obtain substantial additional funding in connection with our continuing and planned operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our independent registered public accounting firm included an explanatory paragraph in their audit report on the financial statements and related notes as of and for the years ended December 31, 2019 and 2018 stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. See “Our recurring losses and negative cash flows have raised substantial doubt regarding our ability to continue as a going concern, and the report of our independent registered public accounting firm for the year ended December 31, 2019 includes an explanatory paragraph indicating the conditions that raise substantial doubt about our ability to continue as a going concern” below for additional information.

As of June 30, 2020, we had cash and cash equivalents of $17.5 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including:

•	the scope, progress, costs and outcome of the clinical trials of our product candidates, in particular GB-102;

•	the scope, progress, costs and outcome of preclinical development and clinical trials of our other product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates by the FDA, the EMA or other regulatory authorities;

•	the costs of manufacturing, sales, marketing, distribution and other commercialization efforts with respect to any products for which we obtain marketing approval;

•	subject to receipt of marketing approval, revenue received from product sales;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the extent to which we choose to establish collaboration, distribution or other marketing arrangements for our products and product candidates;

•	the effect of competing technological and market developments;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the extent to which we acquire or invest in other businesses, products and technologies; and

•	the impact of the COVID-19 pandemic.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete. We may never generate the necessary data or results required to obtain regulatory approval of products with the market potential sufficient to enable us to achieve profitability. We do not expect to generate sales of any commercial product for several years, if at all. Accordingly, we may need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. Our operations to date have been limited to organizing and staffing our company, acquiring rights to intellectual property, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies and clinical trials and manufacturing initial quantities of our products and product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual period as an indication of future operating performance.

Our recurring losses and negative cash flows have raised substantial doubt regarding our ability to continue as a going concern, and the report of our independent registered public accounting firm for the year ended December 31, 2019 includes an explanatory paragraph indicating the conditions that raise substantial doubt about our ability to continue as a going concern.

Based on our cash balances, recurring losses and our projected spending, there is a substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient capital in this offering, even if the offering is consummated, our business, financial condition and results of operations will be materially and adversely affected, and we will need to obtain alternative financing or significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and, the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. Further, even if we successfully complete and receive net proceeds from this offering, given our planned expenditures for the next several years, including, expenditures in connection with our clinical trials of GB-102, GB-103 and GB-401 and other new compounds, we may conclude, in connection with the issuance of our financial statements for any subsequent period, that there is substantial doubt regarding our ability to continue as a going concern. In addition, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect the price of our common stock and our ability to raise new capital or to enter into critical contractual relations with third parties.

Further, our independent registered public accounting firm included an explanatory paragraph in their audit report on the financial statements as of and for the years ended December 31, 2018 and 2019 stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

Risks Related to Product Development, Regulatory Approval and Commercialization

The ongoing COVID-19 pandemic may, directly or indirectly, adversely affect our business, results of operations and financial condition.

Our business could be materially adversely affected, directly or indirectly, by the widespread outbreak of contagious disease, including the ongoing COVID-19 pandemic, which has spread to many of the countries in which we and our suppliers do business. National, state and local governments in affected regions have implemented and may continue to implement safety precautions, including quarantines, border closures, increased border controls, travel restrictions, shelter in place orders and shutdowns, business closures, cancellations of public gatherings and other measures. Organizations, businesses and individuals are taking additional steps to avoid or reduce infection, including business and facility closures or suspensions, limitations on travel and remote working measures. These measures are disrupting normal business operations both in and outside of affected areas and have had significant negative impacts on businesses and financial markets worldwide.

The COVID-19 pandemic has caused us to modify our business practices (including but not limited to curtailing or modifying employee travel, moving to full remote work for many employees, and cancelling physical participation in meetings, events and conferences) and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, patients and business partners. Our office-based employees have been working from home since March 2020, while we ensure essential staffing levels in our physical operations remain in place, including maintaining key personnel in our laboratories. Further, given that a greater number of our employees are working remotely than usual in response to the COVID-19 pandemic and related government actions, we could be exposed to greater risks related to cybersecurity and our information technologies systems.

Notwithstanding these measures, the COVID-19 pandemic could affect the health and availability of our workforce as well as those of the third parties we rely on taking similar measures. If members of our management and other key personnel in critical functions across our organization are unable to perform their duties or have limited availability due to the COVID-19 pandemic, we may not be able to execute on our business strategy and/or our operations may be negatively impacted. We may also experience limitations in employee resources, including because of sickness of employees or their families or the desire of employees to avoid contact with individuals or large groups of people. In addition, we have experienced and will continue to experience disruptions to our business operations resulting from quarantines, self-isolations and other restrictions on the ability of our employees to perform their jobs.

Separately, in response to the COVID-19 pandemic, in March 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and temporarily postpone routine surveillance inspections of domestic manufacturing facilities. In July 2020, the FDA announced that it intended to restart on-site inspections based on its determination of when and where it is safest to conduct prioritized domestic inspections. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The COVID-19 pandemic has disrupted business operations. The extent and severity of the impact on our business and clinical trials will be determined largely by the extent of disruptions in the supply chains for GB-102 and our future product candidates and delays in the conduct of current and future clinical trials. Further, our ability to continue our clinical trials may be adversely affected, directly or indirectly, by the COVID-19 pandemic. Currently we are experiencing disruptions in our ability to monitor patients in person due to clinics and hospitals closing sites or diverting the resources that are necessary to conduct our clinical trials to care for COVID-19 patients. Further, our suppliers, vendors and manufacturing and clinical trial partners have been adversely affected by the COVID-19 pandemic, including by adversely impacting the ability of their employees to get to their places of work and maintain the continuity of their on-site operations. COVID-19 could potentially lead to the closure of our research lab and potentially delay IND-enabling activities, which could delay the start of clinical trials. In addition, the impact of the COVID-19 pandemic on the operations of the FDA and other health authorities may delay potential approvals of GB-102 and our future product candidates.

The COVID-19 pandemic has also impacted and may further impact the global economic and capital markets, including by negatively impacting capital markets, which may adversely affect our business, liquidity and access to capital. It is further possible that the COVID-19 pandemic will cause an economic slowdown of potentially extended duration, and it is possible it could cause a global recession.

While it is not possible at this time to estimate the entirety of the impact that the COVID-19 pandemic will have on our business, operations, employees, customers or suppliers, continued spread of COVID-19, measures taken by governments, actions taken to protect employees and the broad impact of the pandemic on all business activities may materially and adversely affect our business, results of operations and financial condition, and the nature and extent of such impact is highly uncertain and unpredictable.

Our approach to the treatment of retinal diseases is unproven, and we do not know whether we will be able to successfully develop any products.

GB-102 is designed to deliver therapeutic drug levels to the retinal tissue for up to six months from a single intravitreal injection. There are currently no FDA-approved therapies that treat retinal diseases with a six-month dosing regimen. Our future success depends on the successful development of product candidates, including GB-102, based on this novel therapeutic approach. We have not yet demonstrated efficacy and safety for GB-102 or any other product candidates in a pivotal trial or obtained marketing approval of any product candidate. GB-102 may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development of GB-102 or any other product candidate, commercialize products, raise capital, expand our business or continue our operations.

We have not yet successfully initiated or completed any Phase 3 clinical trials nor commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.

Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research and Phase 1 and Phase 2 clinical trials for our product candidates. We have not yet demonstrated an ability to successfully initiate or complete Phase 3 clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by clinical-stage biopharmaceutical companies such as ours. Any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We depend heavily on the success of our wet AMD product candidates, in particular GB-102. Clinical trials of our product candidates may not be successful. If we are unable to successfully complete clinical development of, and obtain marketing approvals for, our product candidates, or experience significant delays in doing so, or if after obtaining marketing approvals, we fail to commercialize these product candidates, our business will be materially harmed.

We have devoted a significant portion of our financial resources and business efforts to the development of our product candidates for diseases and conditions of the eye. In particular, we are investing substantial resources to complete the development of GB-102 for wet AMD. We cannot accurately predict when or if any of our retinal disease product candidates will prove effective or safe in humans or whether these product candidates will receive marketing approval. Our ability to generate product revenues sufficient to achieve profitability will depend heavily on our obtaining marketing approval for and commercializing GB-102.

The success of GB-102 and other product candidates will depend on many factors, including:

•

successful completion of preclinical studies and clinical trials that demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	maintaining a continued acceptable safety profile of our products following approval;

•	obtaining and maintaining coverage and adequate reimbursement from third-party payors;

•	applying for and receiving marketing approvals from applicable regulatory authorities for our product candidates;

•

scaling up our manufacturing processes and capabilities to support additional or larger clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	developing, validating and maintaining a commercially viable manufacturing process that is compliant with current good manufacturing practices;

•

developing and expanding our sales, marketing and distribution capabilities and launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•

minimizing and managing any delay or disruption to our ongoing or planned clinical trials, and any adverse impacts to the U.S. and global market for pharmaceutical products, as a result of the ongoing COVID-19 pandemic;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

•	protecting our rights in our intellectual property portfolio.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

If clinical trials of GB-102 or any other product candidate that we develop fail to demonstrate safety and efficacy to the satisfaction of the FDA, the EMA or other regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be delayed or unable to complete, the development and commercialization of such product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, including GB-102, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing.

We designed our Phase 1/2a, Phase 2a and Phase 2b clinical trials of GB-102 to assess safety and preliminary efficacy and did not power the trials to measure any efficacy endpoints with statistical significance. We expect that our Phase 3 clinical trials for GB-102 for the treatment of wet AMD will be the first clinical trial for GB-102 to be powered with an appropriate number of patients to allow us to measure with statistical significance the non-inferiority of GB-102 compared to the standard of care. As a result, favorable results from our Phase 1/2a, Phase 2a and Phase 2b clinical trials may not necessarily predict a likelihood of achieving statistical significance of our primary efficacy endpoint in the Phase 3 clinical trials, which will be required for us to obtain marketing approval of GB-102. Additionally, our clinical trials are only evaluating GB-102 against treatment with Eylea, and there may be current or future products that deliver better results in terms of safety and/or efficacy.

The success of our product candidates is dependent upon the drug-elution profile during the course of intended therapy. Our Phase 1/2a and our Phase 2a trials have been open label and have not been compared to any active treatments. The ongoing Phase 2b trial with GB-102 in wet AMD contains a control arm with Eylea, which is the current standard of care. It is possible that, compared to Eylea, GB-102 will not demonstrate sufficient efficacy, durability and safety. For example, in our Phase 2a clinical trial of GB-102, three of ten patients in the 1 mg dose and five out of 11 in the 2 mg dose experienced adverse events, or AEs, with the most common being presence of medication in the anterior chamber. We have since terminated the development of the 2 mg dose of GB-102 in all of our clinical trial programs. If we determine to make any future changes to the formulation, such changes could affect the outcome of any subsequent clinical trials. As a result of any of these therapeutic or formulation changes, the outcome of our Phase 2b clinical trial or Phase 3 clinical trials may differ from the outcome of our Phase 1/2a clinical trial. If the results of clinical trials with any potential new therapeutic or product formulation, including therapies that do not involve intravitreal delivery, differs from the Phase 1/2a results, we may not be able to obtain regulatory approvals or, even if approved, achieve market acceptance of our product candidates.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later-stage clinical trials.

Interim results of a clinical trial do not necessarily predict final results. In addition, successful results in preclinical or early clinical trials do not ensure that later-stage clinical trials will be successful. In January 2019, we completed our Phase 1/2a trial of GB-102 evaluating various doses of GB-102 in patients with wet AMD. Although the data indicated that GB-102 was well-tolerated and reduced the need for supportive anti-vascular endothelial growth factor, or anti-VEGF, treatments, these results may not be indicative of future clinical trials with different designs. Moreover, as is common for early trials, in our Phase 1/2a trial, we looked at a number of efficacy measures without accounting for multiplicity. Accordingly, it is possible that positive results, including nominally statistically significant results, observed in our Phase 1/2a trial will not be replicated in our ongoing Phase 2b trial with a different design or in other future trials.

We tested two doses of an optimized formulation of GB-102 in the Phase 2a macular edema, or ME, clinical trial and in the Phase 2b in wet AMD. However, we observed that there were more incidences of medication present in the anterior chamber with the 2 mg dose of GB-102, which, in a single patient, resulted in two serious adverse events, or SAEs (severe vision loss due to presence of medication in anterior chamber and corneal edema as a result of wash-out of the anterior chamber). On the basis of a safety analysis of the Phase 2a trial and an interim safety analysis of the data in the Phase 2b trial, we terminated the development of the 2 mg dose of GB-102 in all of our clinical trial programs, resulting in a pause of our Phase 2a trial.

Some of our clinical trials, including our Phase 1/2a clinical trial and our ongoing Phase 2b clinical trial of GB-102 for the treatment of wet AMD, had or have small patient populations, making it difficult to predict whether the favorable results from such trials will be repeatable in larger, more advanced clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

Even if the results of future Phase 3 clinical trials are positive, we may have to commit substantial time and additional resources to conducting further preclinical studies and clinical trials before obtaining FDA approval for any of our drug candidates.

If serious adverse or unacceptable side effects are identified during the development of GB-102 or any other product candidates that we may develop, we may need to abandon or limit our development of such product candidates.

If GB-102 or any of our other product candidates are associated with SAEs or other undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the SAEs, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

Out of 32 patients enrolled in our Phase 1/2a trial, no GB-102 related non-ocular adverse events, or AEs, and no SAEs or dose limiting toxicities were reported. All drug-related AEs were mild or moderate and transient and resolved by the end of the trial. The most common AE observed in more than one patient was vitreous floaters (n=5). Most vitreous floaters are caused by age-related changes that occur as the vitreous becomes more liquid. Microscopic fibers in the vitreous tend to clump and can cast tiny shadows on the retina, commonly referred to as floaters. Intravitreal injections can increase the number of floaters, and any other particle that similarly casts a shadow may also be referred to as a floater. For nine patients enrolled in the higher dose cohorts, medication presence was observed in the anterior chamber. All nine of those patients completed the trial. Overall, the medication presence in the anterior chamber appeared to be self-limited and reversible, with no long-term consequences.

In our Phase 2a clinical trial, there were no drug related non-ocular AEs. The patients in the 1 mg dose experienced nine drug related AEs, and seven out of ten patients demonstrated no AEs. One patient had only vitreous floaters and one patient had vitreous floaters, medication present in the vitreous, and reduction in vision. The other AEs occurred in a single patient with medication present in the anterior chamber. The 2 mg dose was associated with medication present in the anterior chamber in five out of 11 patients. The majority of AEs occurred in this patient. Two SAEs were reported in a single patient (severe vision loss due to presence of medication in the anterior chamber and corneal edema as a result of wash-out of the anterior chamber). We also conducted an interim safety analysis in the Phase 2b study. No drug related SAEs were reported in the Phase 2b study, but presence of medication in the anterior chamber was reported in four patients in the GB-102 2 mg dose group and one patient in the 1 mg dose group.

On the basis of this data, we terminated the development of the 2 mg dose of GB-102 in all of our clinical trial programs. We believe that the number of microparticles injected in the 2 mg dose (approximately 2 million) were too numerous to allow adequate aggregation. All patients in the Phase 2b trial having received GB-102 at either the 1 mg or 2 mg doses for the first six-month period of the study have now received the 1 mg dose as repeat therapy at month six. Notwithstanding the results from our clinical trials to date, the 1 mg dose of GB-102, as well as GB-102 for other indications and our other product candidates, may fail to demonstrate favorable efficacy, safety and tolerability.

There are potential side effects that are related to intravitreal injection procedures. These side effects are shared by any treatment that uses intravitreal injection as a means of delivering medication. These can include conjunctival hemorrhage, punctate keratitis, eye pain, conjunctival hyperemia, intraocular pressure rise, intraocular inflammation, retinal detachment and endophthalmitis.

Finally, clinical trials by their nature utilize a sample of the potential patient population. However, with a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered when a significantly larger number of patients are exposed to the product. If safety problems occur or are identified after one of our products reaches the market, the FDA, the EMA or other regulatory authorities may require that we amend the labeling of our product, recall our product or even withdraw approval for our product.

If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our retinal disease product candidates or any other product candidates that we may develop, including:

•

clinical trials of our product candidates may not produce statistically significant, positive results, and we may decide, or regulators may require us, to conduct additional clinical trials or amend product development programs, or abandon product development programs entirely;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our contractors may fail to comply with regulatory requirements or meet their obligations to us in a timely manner, or at all;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•

we may decide, or regulators or institutional review boards may require us, to suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate; and

•	the supply or quality of our clinical trial material or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or are only modestly favorable or if there are safety concerns, we may:

•	be delayed in obtaining or unable to obtain marketing approval for our product candidates;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our wet AMD, DME, diabetic retinopathy, or DR, or glaucoma product candidates or our other product candidates that we may develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or similar regulatory authorities outside the United States. Although there is a significant prevalence of disease in the areas of ophthalmology in which we are focused, we may nonetheless experience unanticipated difficulty with patient enrollment.

A variety of factors affect patient enrollment, including:

•	the prevalence and severity of the ophthalmic disease or condition under investigation;

•	the eligibility criteria for the study in question;

•	the perceived risks and benefits of the product candidate under study;

•	the perceived risks and benefits of switching patients from treatment with eye drops to intravitreal therapy, in the case of certain glaucoma patients;

•	the efforts to facilitate timely enrollment in clinical trials;

•	any delay or disruption to enrollment or attendance for injections as a result of the ongoing COVID-19 pandemic;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of experienced clinical trial sites for prospective patients;

•	the conduct of clinical trials by competitors for product candidates that treat the same indications as our product candidates; and

•	the lack of adequate compensation for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

We may not be successful in our efforts to develop product candidates based on our proprietary technology other than GB-102 or expand the use of our proprietary technology for treating additional eye diseases and conditions.

We are currently directing all of our development efforts towards applying our proprietary technology to product candidates that are designed to provide sustained delivery of therapeutic agents to the eye using active pharmaceutical ingredients that are currently used in FDA-approved drugs. We have a number of product candidates at various stages of development and are exploring the potential use of our proprietary technologies in other eye diseases and conditions. Our existing product candidates and any other potential product candidates that we identify may not be suitable for continued preclinical or clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize our product candidates that we develop based upon our technological approach, we will not be able to obtain substantial product revenues in future periods.

Sunitinib, the active ingredient of GB-102 and GB-103, has a boxed warning regarding hepatotoxicity for its use in oncology indications.

Sunitinib, which was originally developed for the treatment of renal cell carcinoma and gastrointestinal stromal tumors, has been shown to cause liver damage, or hepatotoxicity, in some patients. As a result, in 2010, the prescribing information for orally administered sunitinib for its use in treating renal cell carcinoma and gastrointestinal stromal tumors was revised to include a boxed warning regarding hepatotoxicity. A boxed warning is a warning put in the labeling of a drug product that is designed to call attention to serious or life-threatening risks.

There is no approved therapy for retinal diseases using sunitinib. We have not seen any evidence of hepatotoxicity in our preclinical studies or clinical trials. Moreover, preclinical toxicity studies and the results of our Phase 1/2a clinical trials with GB-102 have not detected the presence of sunitinib in the systemic blood circulation at any time point. However, the boxed warning for orally administered sunitinib may make it more difficult for us to achieve widespread market acceptance or regulatory approval for our product candidates.

Moreover, there can be no assurance that comparable AEs and other side effects will appear over the course of our trials, which could have a material adverse effect on our business and operating results.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We intend to conduct, and may in the future conduct, clinical trials for product candidates at sites outside of the United States, and the FDA may not accept data from trials conducted in such locations.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of the applicable product candidates.

Other risks inherent in conducting international clinical trials include:

•	foreign regulatory requirements that could restrict or limit our ability to conduct our clinical trials;

•	administrative burdens of conducting clinical trials under multiple sets of foreign regulations;

•	failure of enrolled patients to adhere to clinical protocols as a result of differences in healthcare services or cultural customs;

•	foreign exchange fluctuations;

•	diminished protection of intellectual property in some countries; and

•	political and economic risks relevant to foreign countries.

Our business and operations would suffer in the event of computer system failures or security breaches.

In the ordinary course of our business, we collect, store and transmit confidential information, including intellectual property, proprietary business information and personal information. Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations, or CROs, and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyberattacks, natural disasters, fire, terrorism, war and telecommunication and electrical failures. Cyberattacks are increasing in their frequency, sophistication and intensity. Cyberattacks could include the deployment of harmful malware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Significant disruptions of our information technology systems or security breaches could adversely affect our business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), and could result in financial, legal, business and reputational harm to us. If such disruptions were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Further, the COVID-19 pandemic has resulted in a significant number of our employees and partners working remotely, which increases the risk of a data breach or issues with data and cybersecurity. To the extent that any disruption or security breach results in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our future product candidates could be delayed.

Risks Related to Manufacturing

We could potentially contract with third parties for the production of our product candidates. This could increase the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We currently rely on third parties for the production of GB-102 and our product candidates for preclinical testing and clinical trials, including supply of active pharmaceutical ingredient drug substance, sunitinib, as well as polymers used in the formulations, such as poly(lactic-co-glycolic acid), or PLGA, and other raw materials and for sterilization of the finished product. We intend to build our own manufacturing capabilities, but could also decide to keep contracting with third parties if it is more advantageous. While we believe that our existing manufacturing partners have facilities that will be sufficient to meet our requirements for manufacturing GB-102 and any of our product candidates for which we obtain marketing approval, we may in the future need to rely on additional contract manufacturing organizations, or CMOs, for some aspects of the manufacture of our product candidates.

Reliance on third parties for aspects of the supply of our product candidates entails additional risks, including:

•	lack of direct control over regulatory compliance and quality assurance;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how;

•	the possible breach of an agreement by the third party; and

•	the possible termination or nonrenewal of an agreement by the third party at a time that is costly or inconvenient for us.

We, or our third-party suppliers or CMOs, may not be able to comply with quality assurance standards, current good manufacturing practices regulations or similar regulatory requirements outside the United States. If we or our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and comparable regulatory authorities in other jurisdictions, if the quality and accuracy of the manufacturing and quality control data is compromised due to failure to adhere to protocols or to regulatory requirements or if we or our CMOs fail to maintain a compliance status acceptable to the FDA or comparable regulatory authorities in other jurisdictions, we may not be able to secure and/or maintain regulatory approval for our product candidates. In addition, we or our CMOs must maintain adequate quality control, quality assurance and qualified personnel. If we or our CMOs cannot maintain a compliance status acceptable to the FDA or a comparable regulatory authority in another jurisdiction, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates and that obtained approvals could be revoked, which would adversely affect our business and reputation. Our failure, or the failure of our suppliers or CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates. The same risks, however, would also apply to any internal manufacturing facilities, should we in the future decide to build internal manufacturing capacity.

Our potential future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

The manufacture of our product development candidates requires outsourced, custom manufacturing and we may encounter difficulties in production, particularly with respect to formulation, process development or scaling up of our manufacturing capabilities. If we, or our CMOs, encounter such difficulties, our ability to provide supply of our product candidates for preclinical studies, clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

As product candidates are developed, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. For example, due to adverse events related to presence of medication in the anterior chamber observed in some patients in the Phase 1/2a trial for GB-102, changes were made to the manufacturing process for GB-102. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned preclinical studies or future clinical trials.

Currently, GB-102 is manufactured by Lubrizol Life Science Health. Although we have secured sufficient quantities of drug substance and drug product to supply our trials, we will need to obtain additional supplies from our own manufacturing or from third-party manufacturers that we have engaged, or expect to engage. Although we are working to develop commercially viable manufacturing processes, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale up, formulation or formulation changes, process reproducibility, stability issues, lot consistency and timely availability of reagents or raw materials. Any of these challenges could delay completion of preclinical studies or clinical trials, require bridging studies or trials, or the repetition of one or more studies or trials, increase development costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods and have an adverse effect on our business, financial condition, results of operations and growth prospects.

We have no experience manufacturing any of our product candidates at a commercial scale. We, or our CMOs, may be unable to successfully scale up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct clinical trials of, and commercialize, our product candidates, we will need to manufacture them in large quantities. We may, in the future, establish and operate our own manufacturing facility, which will require significant amounts of additional capital and adequate personnel infrastructure. We, or any manufacturing partners, may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Changes in methods of product candidate manufacturing, including changes introduced by building our own manufacturing capabilities, may result in additional costs or delay.

We currently rely on third parties for the production of GB-102 and our product candidates for preclinical testing and clinical trials, including supply of active pharmaceutical ingredient drug substance, sunitinib, as well as polymers used in the formulations, such as PLGA and other raw materials and for sterilization of the finished product. We intend to build our own manufacturing capabilities, and it is common that various aspects of the development program, such as manufacturing methods, may be altered in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates and generate revenue.

Our current operations are in two locations, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are located in Baltimore, Maryland and Redwood City, California, and our clinical trials are currently conducted at a limited number of other sites. Any unplanned event, such as earthquake, flood, fire, explosion, extreme weather condition, medical epidemic or pandemic, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our CMOs, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Earthquakes or other natural disasters could further disrupt our operations and have a material and adverse effect on our business, financial condition, operating results and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research or manufacturing facilities or the manufacturing facilities of our CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our CMOs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption could have a material and adverse effect on our business, financial condition, operating results and prospects.

Risks Related to Commercialization

Our products may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, and the market opportunity for these products may be smaller than we estimate.

GB-102 or any of our product candidates that receives marketing approval may fail to gain market acceptance by physicians, patients, third-party payors and others in the medical community. We have not received marketing approval and have not commercially launched GB-102 and cannot yet accurately predict whether it will gain market acceptance and become commercially successful.

The degree of market acceptance of GB-102 or any product candidate for which we obtain marketing approval will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices, particularly in light of the lower cost of alternative treatments;

•	the clinical indications for which the product is approved;

•	the convenience and ease of administration compared to alternative treatments, including the retention of GB-102 as preferred treatment by patients and doctors;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of our marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

For example, even though we believe that GB-102 will have a longer duration of effect compared to approved treatments for wet AMD, it is possible that the market acceptance of GB-102, if it is approved for marketing, could be less than anticipated.

Our assessment of the potential market opportunity for GB-102 and our other product candidates is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. If the actual market for GB-102 or any of our product candidates is smaller than we expect, our product revenue may be limited, and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, we may not be successful in commercializing GB-102 or any product candidates if and when they are approved.

We have no experience in the sales, marketing and distribution of drug and device products, or in building a commercial team to do so. To achieve commercial success for GB-102 and any product candidate for which we obtain marketing approval, we will need to establish and maintain adequate sales, marketing and distribution capabilities, either ourselves or through collaborations or other arrangements with third parties. If GB-102 is approved for marketing, we plan on commercializing GB-102 through our own specialty sales force. Alternatively, we may rely on a network of independent distributors across the United States to sell GB-102. We expect that a direct sales force will be required to effectively market and sell GB-102. We cannot be certain when, if ever, we will recognize revenue from commercialization of our product candidates in any international market. If we decide to commercialize our potential products outside of the United States, we expect to utilize a variety of collaboration, distribution and other marketing arrangements with one or more third parties. These may include independent distributors, pharmaceutical companies or our own direct sales organization.

There are risks involved with both establishing our own sales, marketing and distribution capabilities and with entering into arrangements with third parties to perform these services. We may not be successful in entering into arrangements with third parties to sell, market and distribute our products or may be unable to do so on terms that are most beneficial to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to market, sell and distribute our products effectively. Our product revenues and our profitability, if any, under third-party collaboration, distribution or other marketing arrangements may also be lower than if we were to sell, market and distribute a product ourselves. On the other hand, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of any product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Other factors that may inhibit our efforts to commercialize products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to use or prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing GB-102 or any of our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug and device products is highly competitive. We face competition with respect to our product candidates that we may seek to develop or commercialize, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

The current standard of care for wet AMD is monotherapy administration of anti-VEGF drugs, principally Eylea, Avastin and Lucentis, which are well-established therapies and are widely accepted by physicians, patients and third-party payors, as well as Beovu, the most recently approved anti-VEGF drug. There are also several product candidates in late-stage clinical development, including those being developed by F. Hoffmann-La Roche AG, Kodiak Sciences Inc., Chengdu Kanghong Pharmaceutical Group Co., Ltd and Opthea Limited. Physicians, patients and third-party payors may not accept the addition of GB-102 to their current treatment regimens for a variety of potential reasons, including:

•	if they do not wish to incur the additional cost, if any, of GB-102;

•	if they perceive the addition of GB-102 to be of limited benefit to patients compared to existing treatment options;

•	if sufficient coverage and reimbursement are not available; and

•	if they do not perceive GB-102 to have a favorable risk-benefit profile.

We are developing GB-102 as an alternative to existing anti-VEGF drugs, including Eylea, Avastin, Lucentis, and Beovu. Accordingly, if approved, GB-102 would directly compete with these therapies. While we believe GB-102 will compete favorably with existing anti-VEGF drugs, future approved standalone or combination therapies for wet AMD with demonstrated improved efficacy over GB-102 or currently marketed therapies with a favorable safety profile and any of the following characteristics might pose a significant competitive threat to us:

•	a mechanism of action that does not involve VEGF;

•	a duration of action that obviates the need for twice-yearly intravitreal injection;

•	a method of administration that effectively avoids intravitreal injection; and

•	significant cost savings or reimbursement advantages compared to GB-102 and other anti-VEGF therapies.

We also expect that product candidates currently in clinical development, or that could enter clinical development in the near future, could represent additional competition, if approved. These product candidates may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. Because there are a variety of means to treat wet AMD, our patents and other proprietary protections for GB-102 will not prevent development or commercialization of product candidates that are different from GB-102.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, certain of these products may be available on a biosimilar basis, and our product candidates may not demonstrate sufficient additional clinical benefits to physicians, patients or payors to justify a higher price compared to generic products. In many cases, insurers or other third-party payors, particularly Medicare, seek to encourage the use of biosimilar products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Any product candidate for which we obtain marketing approval may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm our business.

Our ability to commercialize our product candidates that we may develop successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug and device companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for GB-102 or any other product that we commercialize and, even if they are available, the level of reimbursement may not be satisfactory.

Inadequate reimbursement may adversely affect the demand for, or the price of, GB-102 or any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize GB-102 or any other product candidates for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any FDA-approved products that we develop would compromise our ability to generate revenues and become profitable.

Regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug and device products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Any product candidate for which we obtain marketing approval in the United States or in other countries may not be considered medically reasonable and necessary for a specific indication, may not be considered cost-effective by third-party payors, coverage and an adequate level of reimbursement may not be available and reimbursement policies of third-party payors may adversely affect our ability to sell our product candidates profitably.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we develop.

We face an inherent risk of product liability exposure related to the use of our product candidates that we develop in clinical trials. We face an even greater risk for any products we develop and sell commercially. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that we develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced time and attention of our management to pursue our business strategy; and

•	the inability to commercialize any products that we develop.

We currently hold $10 million in product liability insurance coverage, with a per incident limit of $250,000, which may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage as we expand our clinical trials and should we eventually realize sales of any product candidate for which we obtain marketing approval.

Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

We may enter into collaborations with third parties for the development and commercialization of GB-102 or other product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We may utilize a variety of types of collaboration arrangements with third parties to develop or commercialize any of our product candidates. We also may enter into arrangements with third parties to perform these services in the United States if we do not establish our own sales, marketing and distribution capabilities in the United States for our product candidates or if we determine that such arrangements are otherwise beneficial. We also may seek collaborators for development and commercialization of other product candidates. Our likely collaborators for any sales, marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Collaborations that we enter into may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of our product candidates that receive marketing approval or may elect not to continue or renew development or commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•

a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would divert management attention and resources and be time-consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•

collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If any collaborations that we enter into do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours were to be involved in a business combination, it might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be harmed.

If we are not able to establish additional collaborations, we may have to alter our development and commercialization plans and our business could be adversely affected.

For some of our product candidates, we may decide to collaborate with pharmaceutical, biotechnology and medical device companies for the development and potential commercialization of those product candidates. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the product candidate, the costs and complexities of manufacturing and delivering a product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform.

We have relied, and may continue to rely, on third parties for certain aspects of our clinical development, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have relied and may continue to rely on third parties, such as CROs to conduct clinical trials of GB-102 and other product candidates. If we deem necessary, we may engage CROs, clinical data management organizations, medical institutions and clinical investigators to conduct or assist in our clinical trials or other clinical development work. If we are unable to enter into an agreement with a service provider when required, our product development activities would be delayed.

Our reliance on third parties for development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We are also required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. If we engage third parties and they do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

Risks Related to Our Intellectual Property

If our patent position does not adequately protect our product candidates, others could compete against us more directly, which would harm our business.

We own and exclusively license a number of U.S. issued patents, pending U.S. provisional and non-provisional patent applications, as well as pending Patent Cooperating Treaty applications and associated foreign patents and patent applications. Our success depends in large part on our ability to obtain and maintain patent protection both in the United States and in other countries for our product candidates. Our ability to protect our product candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to maintain, obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our product candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us.

The patent prosecution process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that we will fail to identify patentable aspects of our research and development before it is too late to obtain patent protection.

We currently solely own or exclusively license patents and patent applications that encompass our proposed clinical assets. We do not control the prosecution of the exclusively licensed patents and patent applications from Johns Hopkins University, or JHU, although we have input into the prosecution. In the future, we may choose to license additional patents or patent applications from third parties that we conclude are useful or necessary for our business goals. We may not have the right to control the preparation, filing, prosecution or maintenance of such additional licensed patent applications. Therefore, if we do license additional patents or patent applications in the future, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, or PTO, for the entire time prior to issuance as a U.S. patent. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Consequently, we cannot be certain that we or our licensors were the first to invent, or the first to file patent applications on, our product candidates or their intended uses. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our products or by covering similar technologies that affect our product market or patentability, or all prior art that could be considered relevant to our patent claims.

The claims of any patents which have already issued or may issue in the future and are owned by or licensed to us, may not confer on us significant commercial protection against competing products. Additionally, our patents may be challenged by third parties, resulting in the patent being deemed invalid, cancelled, unenforceable or narrowed in scope, or the third party may circumvent any such issued patents.

Our patents may be challenged, for example, in a U.S. federal court or alternatively challenged in an adversarial proceeding at the Patent Trial and Appeals Board, or PTAB, at the PTO, using an Inter Partes Review or Post Grant Review process. The cost of these procedures is often substantial, and it is possible that our efforts would be unsuccessful resulting in a loss of our U.S. patent position. Further, even if a U.S. federal court or PTAB rules that a patent owned by us is valid and enforceable, if the other venue takes a contrary position, the patent can be considered invalid and not enforceable. Therefore, a party seeking to invalidate a patent owned by or licensed to us in the United States has the procedural advantage of two alternative venues. To date, the PTAB has cancelled over 60% of the patent claims it has reviewed and is considered to be a forum of choice for infringers for patent cancellation.

Also, our pending patent applications may not issue, and we may not receive any additional patents. Our patents might not contain claims that are sufficiently broad to prevent others from utilizing our technologies. For instance, GB-102 and GB-103 use our proprietary aggregating microparticle technologies to deliver sunitinib for ocular treatment. If a competitor develops a product that uses a different particle or non-particle technology to deliver sunitinib to the eye, it may be able to compete with us without infringing our owned or licensed patents after the patents on sunitinib expire in August 2021. GB-401 includes our proprietary beta-adrenergic blocking agent prodrug molecule in our proprietary aggregating microparticle technology. If a competitor develops a product that uses a different prodrug of the same beta-blocker, or the beta-blocker itself, or uses a delivery system that is different from our proprietary aggregating microparticle technologies, then it may be able to compete with our GB-401 product without infringing our owned or licensed patent claims. Consequently, our competitors may independently develop competing products that do not infringe our patents or other intellectual property. To the extent a competitor can develop similar products using a different delivery system, microparticle or molecule, our patents may not prevent them from directly competing with us.

The Leahy-Smith America Invents Act, or America Invents Act, was signed into law in September 2011, and many of the substantive changes became effective in March 2013. The America Invents Act revised U.S. patent law in part by changing the standard for patent approval from a “first to invent” standard to a “first to file” standard and developing a post-grant review system. This legislation changes U.S. patent law in a way that may weaken our ability to obtain patent protection in the United States for those applications filed after March 2013. For example, if we were the first to invent a new product or its use, but another party is the first to file a patent application on this invention, under the new law the other party may be entitled to the patent rights on the invention.

The America Invents Act created for the first time new procedures to challenge issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with a priority date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent was filed prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with a priority date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of challenge, whereas inter partes review proceedings can only be brought to raise a challenge based on published prior art. These adversarial actions at the PTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. The PTO issued a Final Rule on November 11, 2018, announcing that it will now use the same claim construction currently used in the U.S. federal courts to interpret patent claims, which is the plain and ordinary meaning of words used. If any of our patents are challenged by a third party in such a PTO proceeding, there is no guarantee that we or our licensors will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

The U.S. Supreme Court has issued opinions in patent cases in the last few years that many consider may weaken patent protection in the United States, either by narrowing the scope of patent protection available in certain circumstances, holding that certain kinds of innovations are not patentable or generally otherwise making it easier to invalidate patents in court. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the PTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed. For example, we could become a party to foreign opposition proceedings, such as at the European Patent Office, or patent litigation and other proceedings in a foreign court. If so, uncertainties resulting from the initiation and continuation of such proceedings could have a material adverse effect on our ability to compete in the market-place. The cost of foreign adversarial proceedings can also be substantial, and in many foreign jurisdictions, the losing party must pay the attorney fees of the winning party.

Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization of our product candidates, thereby reducing any advantages of the patent. To the extent our product candidates based on that technology are not commercialized significantly ahead of the date of any applicable patent, or to the extent we have no other patent protection on such product candidates, those product candidates would not be protected by patents, and we would then rely solely on other forms of exclusivity, such as regulatory exclusivity provided by the Federal Food, Drug and Cosmetic Act, or FDCA, or trade secret protection.

Patents filed by our licensor, Johns Hopkins University, may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Any patents licensed from JHU that cover inventions generated in whole or part through the use of U.S. government funding are subject to certain federal regulations. As a result, the U.S. government may have certain rights to licensed patents embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require JHU, and thus us, to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if JHU fails to disclose the invention to the government or fails to file an application to register the patents within specified time limits. Patents generated under a government-funded program are also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Sunitinib, the active ingredient in certain of our product candidates, is currently expected to lose patent protection in 2021, as a result, new competitors with similar products or treatments may challenge our business.

Sunitinib, the active ingredient in both GB-102 and GB-103, is currently under patent protection by Pfizer in the United States until August 2021 and in the European Union until July 2021, subject to any extensions that Pfizer may obtain. Although we separately own or license patents or patent applications relating to GB-102 and GB-103 that will not expire until dates ranging from 2031 to 2039, it is possible that new competing products utilizing sunitinib will be introduced for ocular diseases that could compete with our product candidates. We do not currently expect to commercialize any of our product candidates until after the expiration of Pfizer’s patent protection. As a result, it is possible that other products may impair our ability to successfully commercialize our product candidates or gain market acceptance, which could adversely affect our business and operating results.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed.

Our research, development or commercialization activities, including any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents or other proprietary rights owned by third parties and to which we do not hold licenses or other rights. We may not be aware of third-party patents that a third party might assert against us. For example, there may be third-party applications that have been filed but not published that, if issued, could be asserted against us. If a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Further, if we are found to have infringed a third-party patent, we could be obligated to pay royalties and/or other payments to the third party for the sale of our product, which may be substantial, or we could be enjoined from selling our product. We could also incur substantial litigation costs.

Litigation regarding patents, intellectual property and other proprietary rights may be expensive and time-consuming. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Although we are not currently aware of any litigation or other proceedings or third-party claims of patent infringement against us related to our product candidates, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization. Likewise, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our product candidates; and/or

•	the enforceability, validity or scope of protection offered by our patents relating to our product candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in bringing our product candidates to market; and/or

•	be precluded from participating in the manufacture, use or sale of our product candidates or methods of treatment requiring licenses.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

Because our clinical candidates incorporate small molecules, after commercialization they will be subject in the United States to the patent litigation process of the Hatch-Waxman Amendments, which allows a generic company to submit an Abbreviated New Drug Application, or ANDA, to the FDA to obtain approval to sell our drug using bioequivalence data only. Under the Hatch-Waxman Amendments, we will have the opportunity to list all of our patents that cover our drug product or its method of use in the FDA’s compendium of “Approved Drug Products with Therapeutic Equivalence Evaluation,” sometimes referred to as the FDA’s Orange Book. Currently, in the United States, the FDA may grant three years of exclusivity to a new formulation, for which our GB-102 and GB-103 products would qualify, and other changes to a drug, such as the addition of a new indication to the package insert, if the application contains reports of new clinical investigations (other than bioavailability studies) conducted or sponsored by the sponsor that were essential to the approval of the application. The FDA also may grant five years of exclusivity for new chemical entities, or NCEs, for which GB-401 would qualify. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. A generic company can submit an ANDA to the FDA immediately after FDA approval of our GB-102 and GB-103 products and four years after approval of GB-401. The submission of the ANDA by a generic company is considered a technical act of patent infringement. The generic company can certify that it will wait until the natural expiration date of our listed patents to sell a generic version of our product or can certify that one or more of our listed patents are invalid, unenforceable or not infringed. If the latter, we will have 45 days to bring a patent infringement lawsuit against the generic company. This will initiate a challenge to one or more of our Orange Book listed patents based on arguments from the generic company that either our patent is invalid, unenforceable or not infringed. Under the Hatch-Waxman Amendments, if a lawsuit is brought, the FDA is prevented from issuing a final approval on the generic drug until 30 months after the end of the data exclusivity period, or a final decision of a court holding that our asserted patent claims are invalid, unenforceable or not infringed. If we do not properly list our relevant patents in the Orange Book, or timely file a lawsuit in response to a certification from a generic company under an ANDA, or if we do not prevail in the resulting patent litigation, we can lose our proprietary market, which can rapidly become generic. Further, even if we do correctly list our relevant patents in the Orange Book, bring a lawsuit in a timely manner and prevail in that lawsuit, it may be at a very significant cost to us of attorneys’ fees and employee time and distraction over a long period. Further, it is common for more than one generic company to try to sell an innovator drug at the same time, and so we may be faced with the cost and distraction of multiple lawsuits. We may also determine it is necessary to settle the lawsuit in a manner that allows the generic company to enter our market prior to the expiration of our patent or otherwise in a manner that adversely affects the strength, validity or enforceability of our patent.

A number of pharmaceutical companies have been the subject of intense review by the U.S. Federal Trade Commission or a corresponding agency in another country based on how they have conducted or settled drug patent litigation, and certain reviews have led to an allegation of an anti-trust violation, sometimes resulting in a fine or loss of rights. We cannot be sure that we would not also be subject to such a review or that the result of the review would be favorable to us, which could result in a fine or penalty.

The U.S. Federal Trade Commission, or FTC, has brought a number of lawsuits in federal court in the past few years to challenge Hatch-Waxman ANDA litigation settlements between innovator companies and generic companies as anti-competitive. The FTC has taken an aggressive position that anything of value is a payment, whether money is paid or not. Under their approach, if an innovator as part of a patent settlement agrees not to launch or delay launch of an authorized generic during the 180-day period granted to the first generic company to challenge an Orange Book listed patent covering an innovator drug, or negotiates a delay in entry without payment, the FTC may consider it an unacceptable reverse payment. The biopharmaceutical industry has argued that such agreements are rational business decisions to dismiss risk and are immune from antitrust attack if the terms of the settlement are within the scope of the exclusionary potential of the patent. In 2013, the U.S. Supreme Court, in a five-to-three decision in FTC v. Actavis, Inc. rejected both the biopharmaceutical industry’s and the FTC’s arguments with regard to so-called reverse payments, and held that whether a “reverse payment” settlement involving the exchange of consideration for a delay in entry is subject to an anticompetitive analysis depends on five considerations: (a) the potential for genuine adverse effects on competition; (b) the justification of payment; (c) the patentee’s ability to bring about anticompetitive harm; (d) whether the size of the payment is a workable surrogate for the patent’s weakness; and (e) that antitrust liability for large unjustified payments does not prevent litigating parties from settling their lawsuits, for example, by allowing the generic to enter the market before the patent expires without the patentee’s paying the generic. Furthermore, whether a reverse payment is justified depends upon its size, its scale in relation to the patentee’s anticipated future litigation costs, its independence from other services for which it might represent payment, as was the case in Actavis, and the lack of any other convincing justification. The Court held that reverse payment settlements can potentially violate antitrust laws and are subject to the standard antitrust rule-of-reason analysis, with the burden of proving that an agreement is unlawful on the FTC and leaving to lower courts the structuring of such rule of reason analysis. If we are faced with drug patent litigation, including Hatch-Waxman litigation with a generic company, we could be faced with such an FTC challenge based on that activity, including how or whether we settle the case, and even if we strongly disagree with the FTC’s position, we could face a significant expense or penalty.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, may not favor the enforcement of our patents and other intellectual property rights.

This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights in certain foreign countries. A number of foreign countries have stated that they are willing to issue compulsory licenses to patents held by innovator companies on approved drugs to allow the government or one or more third-party companies to sell the approved drug without the permission of the innovator patentee where the foreign government concludes it is in the public interest. India, for example, has used such a procedure to allow domestic companies to make and sell patented drugs without innovator approval. There is no guarantee that patents covering any of our drugs will not be subject to a compulsory license in a foreign country, or that we will have any influence over if or how such a compulsory license is granted. Further, Brazil allows its regulatory agency ANVISA to participate in deciding whether to grant a drug patent in Brazil, and patent grant decisions are made based on several factors, including whether the patent meets the requirements for a patent and whether such a patent is deemed in the country’s interest. In addition, several other countries have created laws that make it more difficult to enforce drug patents than patents on other kinds of technologies. Further, under the treaty on the Trade-Related Aspects of Intellectual Property (TRIPS), as interpreted by the Doha Declaration, countries in which drugs are manufactured are required to allow exportation of the drug to a developing country that lacks adequate manufacturing capability. Therefore, our drug markets in the United States or foreign countries may be affected by the influence of current public policy on patent issuance, enforcement or involuntary licensing in the healthcare area.

In addition, in November 2015, members of the World Trade Organization, or WTO, which administers TRIPS, voted to extend the exemption against enforcing pharmaceutical drug patents in least developed countries until 2033. We currently have no patent applications filed in least developed countries, and our current intent is not to file in these countries in the future, at least in part due to this WTO pharmaceutical patent exemption.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the PTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We rely on our ability to stop others from competing by enforcing our patents; however, some jurisdictions may require us to grant licenses to third parties. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.

Many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties, in certain circumstances. For example, compulsory licensing, or the threat of compulsory licensing, of life-saving products and expensive products is becoming increasingly popular in developing countries, either through direct legislation or international initiatives. Compulsory licenses could be extended to include some of our product candidates, if they receive marketing approval, which may limit our potential revenue opportunities. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may also use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in major markets for our products where such patent rights exist, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement if a government is the infringer, which could materially diminish the value of the patent.

If we fail to comply with our obligations under the license agreement with JHU, we could lose license rights that are necessary for developing and commercializing our clinical assets.

Our exclusive license with JHU for technology relating to our clinical assets imposes various development, commercialization, royalty payment, diligence and other obligations on us. Specifically, we are required to:

•	pay JHU a minimum royalty fee and potential milestone payments;

•	pay JHU low single-digit royalties on all net sales of products and a share of any sublicensing revenues;

•	use commercially reasonable efforts to bring products to market;

•	provide royalty reports to JHU; and

•	indemnify JHU against certain claims and maintain insurance coverage.

If we breach any of these obligations, JHU may have the right to terminate the license, which would result in our being unable to develop, manufacture and sell products that are covered by the licensed technology, or in a competitor’s gaining access to the licensed technology.

The rights we rely upon to protect our unpatented trade secrets may be inadequate.

We rely on unpatented trade secrets, know-how and technology, which are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. We seek to protect trade secrets, in part, by entering into confidentiality agreements with employees, consultants and others. These parties may breach or terminate these agreements or may refuse to enter into such agreements with us, and we may not have adequate remedies for such breaches. Furthermore, these agreements may not provide meaningful protection for our trade secrets or other proprietary information or result in the effective assignment to us of intellectual property and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential information or other breaches of the agreements. Despite our efforts to protect our trade secrets, we or our collaboration partners, board members, employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors.

If we fail to maintain trade secret protection, our competitive position may be adversely affected. Competitors may also independently discover our trade secrets. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

We rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. To protect our proprietary technology and processes, we also rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case, we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

We may be required, or choose, to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive, the trials are not well-designed, or research participants experience adverse safety outcomes.

Regulatory agencies, institutional review boards, or IRBs, or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Clinical trials must be conducted in accordance with GCPs and other applicable foreign regulatory authority guidelines. Clinical trials are subject to oversight by the FDA, foreign regulatory authorities and IRBs at the study sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable current good manufacturing practices. Clinical trials may be placed on a full or partial clinical hold by the FDA, foreign regulatory authorities, or us for various reasons, including, but not limited to: deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols; deficiencies in the clinical trial operations or trial sites; deficiencies in the trial designs necessary to demonstrate efficacy; fatalities or other AEs arising during a clinical trial due to medical problems that may or may not be related to clinical trial treatments; the product candidates may not appear to be more effective than current therapies; or the quality or stability of the product candidates may fall below acceptable standards.

Although we have never been asked by a regulatory agency, IRB or data safety monitoring board to temporarily or permanently discontinue a clinical trial, if we elect or are forced to suspend or terminate a clinical trial of any of our current or future product candidates, the commercial prospects for that product may be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners. In our Phase 2a trial of GB-102 for the treatment of DME and retinal vein occlusion, or RVO, 16 of the 21 patients had at least one drug-related AE, with the majority of them in the 2 mg dosing arm. In addition, one patient in the 2 mg dosing arm experienced two ocular SAEs. As a result, we decided to pause enrollment of new patients in our Phase 2b trial until we could collect more data on the Phase 2a trial. We subsequently conducted an interim safety analysis which led to the selection of the 1 mg dose for GB-102. All patients having received GB-102 at either the 1 mg or 2 mg doses previously will now receive the 1 mg dose as repeat therapy at six months.

Any additional SAEs could result in the FDA delaying our clinical trials or denying or delaying clearance or approval of a product. Even though an AE may not be the result of the failure of our drug candidate, the FDA or an IRB could delay or halt a clinical trial for an indefinite period of time while an AE is reviewed, and likely would do so in the event of multiple such events. Any delay or termination of our current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial, and delays or termination of clinical trials as a result of protocol modifications or AEs during the trials, may cause an increase in costs and delays in the submission of any New Drug Applications, or NDAs, to the FDA, delay the approval and commercialization of our products or result in the failure of the clinical trial, which could adversely affect our business, operating results and prospects. Lengthy delays in the completion of clinical trials of our products would adversely affect our business and prospects and could cause us to cease operations.

If preliminary data demonstrate that any of our product candidates has an unfavorable safety profile and is unlikely to receive regulatory approval or be successfully commercialized, we may voluntarily suspend or terminate future development of such product candidate. Any one or a combination of these events could prevent us from obtaining approval and achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates and our ability to generate significant revenue will be materially impaired. The regulatory approval process is expensive, time-consuming and uncertain. As a result, we cannot predict when or if we, or any collaborators we may have in the future, will obtain regulatory approval to commercialize our product candidates.

The activities associated with the development of our product candidates, including design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing a product candidate. We have not submitted for approval to market GB-102 or any other product candidate.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive and may take many years, especially if additional clinical trials are required, if approval is obtained at all. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and purity. The FDA’s and other regulatory agencies’ decision to grant us regulatory approval will depend on our ability to demonstrate with substantial clinical evidence through adequate well-controlled clinical trials, that the product candidates are effective, as measured statistically by comparing the overall improvement in actively-treated patients against improvement in the control group. However, there is a possibility that our data may fail to show a statistically significant difference from the placebo control or the active control. Alternatively, there is a possibility that our data may be statistically significant, but that the actual clinical benefit of the product candidates may not be considered to be clinically significant, clinically relevant or clinically meaningful. We cannot predict whether the regulatory agencies will find that our clinical trial results provide compelling data. Even if we believe that the data from our trials will support regulatory approval in the United States or in Europe, we cannot predict whether the agencies will agree with our analysis and approve our applications.

Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA, the EMA or other regulatory authorities may determine that our product candidates are not safe or effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining regulatory approval or prevent or limit commercial use. In addition, while we have had general discussions with the FDA concerning the design of some of our clinical trials, we have not discussed with the FDA the specifics of the regulatory pathways for our product candidates. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Approval of our product candidates may be delayed or refused for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical programs or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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potential delays in enrollment, site visits, evaluations, dosing of patients participating in the clinical trial as hospitals prioritize the treatment of COVID-19 patients or patients decide to not enroll in the study as a result of the COVID-19 pandemic;

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government regulations that may be imposed in response to the COVID-19 pandemic may restrict the movement of our global supply chain, divert hospital resources that are necessary to administer our product candidates;

•	the facilities of the third-party manufacturers with which we contract may not be adequate to support approval of our product candidates; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Even if our product candidates meet their safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

The regulatory process can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. If we experience delays in obtaining approval, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Failure to obtain regulatory approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our product candidates in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be sold in that country. We or our collaborators may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020 (extendable up to two years). Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption.

Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

The terms of approvals, ongoing regulations and post-marketing restrictions for our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Once regulatory approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any collaborators we may have in the future, must therefore comply with requirements concerning advertising and promotion for any of our products for which we or our collaborators obtain regulatory approval. Promotional communications with respect to drug products and medical devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, if any of our product candidates receives regulatory approval, the accompanying approved labeling may limit the promotion of our product, which could limit sales of the product.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices applicable to drug manufacturers or quality assurance standards applicable to medical device manufacturers, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, any CMOs we may engage in the future, our future collaborators and their CMOs will also be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to physicians, recordkeeping and costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product such as the requirement to implement a risk evaluation and mitigation strategy.

If any of our product candidates receives regulatory approval and we or others later identify undesirable side effects caused by the product, our ability to market and derive revenue from the products could be compromised.

In the event any of our product candidates receive regulatory approval and we or others identify undesirable side effects, AEs or other problems caused by one of our products, any of the following adverse events could occur, which could result in the loss of significant revenue to us and materially and adversely affect our operating results and business:

•	regulatory authorities may withdraw or modify their approval of the product and require us to take the product off the market or seize the product;

•	we may need to recall the product or change the way the product is administered to patients;

•	we may need to conduct additional preclinical studies or clinical trials or change the labeling of the product;

•	additional restrictions may be imposed on the marketing and promotion of the particular product or the manufacturing processes for the product or any component thereof;

•	we may not be able to secure or maintain adequate coverage and reimbursement for our products from government (including U.S. federal health care programs) and private payors;

•	regulatory authorities may require the addition of labeling statements, such as a boxed warning, or equivalent, or contraindications or limitations on the indications for use;

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regulatory authorities may require us to implement a Risk Evaluation and Mitigation Strategy, or REMS, plan, or to conduct post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product;

•	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we may be exposed to potential lawsuits and associated legal expenses, including costs of resolving claims;

•	the product may become less competitive and sales may decrease; and

•	our reputation may suffer both among clinicians and patients.

Any of these events could have a material and adverse effect on our operations and business. The commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

If our product candidates receive regulatory approval, we will also be subject to ongoing FDA obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional FDA post-marketing obligations or new regulations, all of which may result in significant expense and limit our ability to commercialize our drugs.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate and may require us to conduct post-approval clinical studies. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The manufacturing facilities used to manufacture our product candidates will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with current good manufacturing practices requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. If we promote our product candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, we may be subject to enforcement action.

In addition, if the FDA or a foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, AE reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices and GCPs, for any clinical trials that we conduct post-approval.

Moreover, if we obtain regulatory approval for our product candidates, we will only be permitted to market our products for the indication approved by the FDA or foreign regulatory authority, and such approval may involve limitations on the indicated uses or promotional claims we may make for our products, or otherwise not permit labeling that sufficiently differentiates our product candidates from competitive products with comparable therapeutic profiles. For example, we will not be able to claim that our products have fewer side effects, or improve compliance or efficacy as compared to other drugs unless we can demonstrate those attributes to the FDA or foreign regulatory authority in comparative clinical trials.

If we or our CMOs or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning or untitled letters, holds on clinical trials, delay of approval or refusal by the FDA or similar foreign regulatory bodies to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution.

The FDA’s and foreign regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, and we may not achieve or sustain profitability.

We may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Violations of the FDCA relating to the promotion or manufacturing of drug products may lead to investigations by the FDA, the Department of Justice and state Attorneys General alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws. In addition, later discovery of previously unknown AEs or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties.

If the FDA does not conclude that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We plan to seek FDA approval through the Section 505(b)(2) regulatory pathway for each of our current product candidates. The Hatch-Waxman Amendments added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved drug products, which could expedite the development program for our product candidates by potentially decreasing the amount of preclinical or clinical data that we would need to generate in order to obtain FDA approval. For GB-102 and GB-103, we are seeking to rely on the FDA’s prior conclusions regarding the safety and effectiveness of sunitinib, which has previously been approved for the treatment of gastrointestinal stromal tumors, advanced renal cell carcinoma, and a certain type of pancreatic cancer. For GB-401, we intend to rely in part on the FDA’s prior findings for the previously approved active pharmaceutical ingredient, or API, as well as relevant publications, and to conduct additional good laboratory practice, or GLP, toxicology studies with GB-401, to support the GB-401 IND and any future 505(b)(2) NDA.

If we cannot pursue the Section 505(b)(2) regulatory pathway, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. Moreover, our inability to pursue the Section 505(b)(2) regulatory pathway would likely result in new competitive products reaching the market more quickly than GB-102, GB-103 or GB-401, which would likely adversely impact our competitive position and prospects. Even if we can pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that GB-102, GB-103 or GB-401 will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of products by the FDA under Section 505(b)(2), certain pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. It is not uncommon for the owner of the NDA of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions could significantly delay, or even prevent, the approval of a new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to earlier approval.

Moreover, even if our product candidates are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Our relationships with customers and third-party payors may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription and use of any product candidates for which we obtain regulatory approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain regulatory approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which imposes obligations, including mandatory contractual terms, on covered healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Recently enacted and future legislation, including healthcare legislative reform measures, may affect our ability to commercialize and the prices we obtain for any products that are approved in the United States or foreign jurisdictions, and negatively impact our business and results of operations.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could affect our ability to profitably sell or commercialize any product candidate for which we obtain regulatory approval. The pharmaceutical industry and medical device industry have been a particular focus of these efforts and have been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any FDA approved product.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit coverage of and reduce the price that we receive for any FDA approved products. While the MMA applies only to product benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA or other healthcare reform measures may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA. Among the provisions of PPACA of importance to our business, including, without limitation, our ability to commercialize and the prices we may obtain for any of our product candidates and that are approved for sale, are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

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a Medicare Part D coverage gap discount program, in which participating manufacturers must agree to offer 70% point-of-sale discounts off negotiated drug prices during the coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, and the addition of new government investigative powers, and enhanced penalties for noncompliance;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs; and

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

As implementation of the PPACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The CARES Act, which was signed into law on March 27, 2020 and designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 to December 31, 2020 and extended the sequester by one year, through 2030, in order to offset the added expense of the 2020 cancellation. These new laws may result in additional reductions in Medicare and other healthcare funding.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the United States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of regulatory approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenues and become profitable could be impaired.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we or any CMOs we engage fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur significant costs.

We and any CMOs we may engage in the future are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous materials, including chemicals and biological materials, and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of any CMOs, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Frederic Guerard, our chief executive officer, as well as other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. For example, our former Chief Medical Officer departed in March 2020 and Parisa Zamiri joined us in June 2020 as Chief Medical Officer. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development, regulatory and manufacturing capabilities and potentially implement sales, marketing and distribution capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product development, clinical, regulatory affairs, manufacturing, sales, marketing, finance and distribution, which growth we expect to begin before we receive regulatory approval from the FDA or other regulatory authorities, and we may never receive such regulatory approval for any of our product approvals. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our limited experience in managing such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Our Common Stock and This Offering

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to the ongoing development of our product candidates or future development programs;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future collaborators or licensing partners;

•

our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this section of the prospectus entitled “Risk Factors” and the following:

•	results of preclinical studies and clinical trials of our product candidates, or those of our competitors or our existing or future collaborators;

•	the impact of the COVID-19 pandemic on our employees, trials, collaboration partners, suppliers, our results of operations, liquidity and financial condition;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our product candidates;

•	the success of competitive products or technologies;

•	introductions and announcements of new products by us, our future commercialization partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our products, clinical trials, manufacturing process or sales and marketing terms;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

•	developments concerning any future collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our product candidates and products;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	announcement and expectation of additional financing efforts;

•	speculation in the press or investment community;

•	trading volume of our common stock;

•	sales of our common stock by us or our stockholders;

•	the concentrated ownership of our common stock;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters, pandemics and other calamities; and

•	general economic, industry and market conditions.

In addition, the stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme price and volume fluctuations that have been often unrelated or disproportionate to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering at the initial public offering price of $16.00 per share, you will incur immediate and substantial dilution of $11.35 per share, representing the difference between the initial public offering price of $16.00 per share and our pro forma net tangible book value per share as of June 30, 2020 after giving effect to this offering and the conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering.

Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of June 30, 2020, there were 2,066,076 shares of common stock subject to outstanding options at a weighted average exercise price per share of $2.52. After June 30, 2020, we granted stock options to purchase 428,621 shares of our common stock for a weighted-average exercise price per share of $9.25. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

The future sale and issuance of equity or of debt securities that are convertible into equity will dilute our share capital.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent that additional capital is raised through the sale and issuance of shares or other securities convertible into shares, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

An active and liquid trading market for our common stock may not develop and you may not be able to resell your shares of common stock at or above the public offering price.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. The initial public offering, or IPO, price for our common stock was determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the IPO price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the IPO price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Based on shares outstanding as of June 30, 2020, upon completion of this offering, we will have outstanding a total of 20,093,113 shares of common stock. Of these shares, only 5,625,000 shares of common stock sold in this offering, or 6,468,750 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after this offering. Each of our officers and directors and substantially all our stockholders have entered or will enter into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. However, our underwriters may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of June 30, 2020, up to an additional 14,468,113 shares of common stock will be eligible for sale in the public market, approximately 11,521,724 of which are held by our officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or Securities Act. In addition, 2,066,076 shares of our common stock that are subject to outstanding options as of June 30, 2020 and 428,621 shares of our common stock that are subject to options granted after June 30, 2020 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act.

After this offering, the holders of an aggregate of 13,145,104 shares of our outstanding common stock as of June 30, 2020 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to the 180-day lock-up period under the lock-up agreements described above and in the section entitled “Underwriting.”

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, could adversely affect the market price of our common stock.

We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of such analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of June 30, 2020, prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 88% of our voting stock and, upon the completion of this offering, that same group will hold approximately 66% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options or warrants and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock and the net exercise of warrants outstanding that would otherwise expire upon the completion of this offering. As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.

We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements. Even after we no longer qualify as an emerging growth company, we may still qualify as a smaller reporting company, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and our restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, referred to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act of 1934, as amended, or Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

In addition, Section 203 of the DGCL may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company or smaller reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company or a smaller reporting company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Market.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. The forward-looking statements include, but are not limited to, statements about:

•	our ongoing and planned clinical trials of GB-102 and our planned clinical trials of GB-103 and GB-401;

•	the success, cost and timing of our development activities, preclinical studies and clinical trials;

•	the translation of our preclinical results and data and early clinical trial results into future clinical trials in humans;

•	the effects of the ongoing COVID-19 pandemic, and the corresponding responses of businesses and governments, on our business and financial results;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to receive the required regulatory approvals to market and sell our products in the United States and other countries;

•	our ability to develop sales and marketing capabilities;

•	the rate and degree of market acceptance of any products we are able to commercialize;

•	the effects of increased competition as well as innovations by new and existing competitors in our market;

•	our ability to obtain funding for our operations;

•	our ability to establish and maintain collaborations;

•	our ability to effectively manage our anticipated growth;

•	our ability to maintain, protect and enhance our intellectual property rights and proprietary technologies;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	costs associated with defending intellectual property infringement, product liability and other claims;

•	regulatory developments in the United States and other foreign countries;

•	our ability to attract and retain qualified employees;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance; and

•	our expected use of proceeds of this offering.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

This prospectus contains estimates and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $79.7 million, or $92.3 million if the underwriters exercise their option to purchase additional shares in full.

As of June 30, 2020, we had cash and cash equivalents of approximately $17.5 million. We currently intend to use the net proceeds we receive from this offering, together with our existing cash and cash equivalents, as follows:

•

approximately $17.0 million to fund the development of GB-102, including $6.1 million for the completion of our ongoing Phase 2b clinical trial in wet AMD, $1.8 million for the initiation of our Phase 2b clinical trial in DME, $8.5 million for the initiation of our Phase 3 clinical trials in wet AMD, subject to the success of the Phase 2b trial, and $0.6 million for the initiation of our GB-401 Phase 1 clinical trial in glaucoma;

•	approximately $20.8 million to fund Chemistry, Manufacturing and Controls, or CMC, capital expenditures;

•	approximately $8.4 million to fund arrangements with contract manufacturing organizations to manufacture clinical material for our wet AMD and glaucoma clinical trials; and

•	any remaining amounts for working capital and general corporate purposes.

Based on our current plans, we estimate that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2021.

The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend on a number of factors, including the success of research and product development efforts, cash generated from future operations and actual expenses to operate our business. We may use a portion of the net proceeds for the acquisition of, or investment in, businesses that complement our business, although we have no present commitments or agreements.

We do not expect the net proceeds of this offering to be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

The amounts and timing of our pre-clinical and CMC, manufacturing and controls expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current preclinical studies and clinical trials and those which we may commence in the future, product approval process with the FDA and other regulatory agencies, our current collaborations and any new collaborations we may enter into with third parties and any unforeseen cash needs. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Pending the uses described above, we intend to invest the net proceeds from this offering in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into an aggregate of 13,085,913 shares of common stock immediately prior to the completion of this offering and (ii) the filing and effectiveness of our restated certificate of incorporation in connection with the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments described above and (ii) the sale of 5,625,000 shares of common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes, each included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share amounts and par value share amounts)
Cash and cash equivalents	$17,542	$17,542	$97,242

Convertible preferred stock (Series A, A-2, B and C), $0.0001 par value—142,150,096 shares authorized; 117,809,883 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	131,363	—	—
Stockholders’ deficit:
Preferred stock, $0.0001 par value: no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value: 188,000,000 shares authorized; 1,382,200 shares issued and outstanding, actual; 500,000,000 shares authorized, 14,468,113 shares issued and outstanding, pro forma; 500,000,000 shares authorized, 20,093,113 shares issued and outstanding, pro forma as adjusted	—	1	2
Additional paid-in capital	3,342	134,704	214,403
Accumulated deficit(1)	(119,499)	(119,499)	(119,499)

Total stockholders’ (deficit) equity	(116,157)	15,206	94,906

Total capitalization	$15,206	$15,206	$94,906

(1)

In connection with our Series C convertible preferred stock financing, up to 17,014,902 shares of convertible preferred stock could have been issuable upon achievement of certain milestones. Subsequent to June 30, 2020, the Series C stock purchase agreement was amended such that this option is no longer exercisable, and this option terminated upon the effectiveness of the registration statement of which this prospectus forms a part. The expiration of this purchase right will have the effect of reducing both liabilities and accumulated deficit by $2.1 million. This has not been reflected in the above balance sheet data.

The table above excludes the following shares:

•	2,066,076 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted-average exercise price of $2.52 per share under our 2015 Plan;

•	428,621 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2020, with a weighted-average exercise price of $9.25 per share under our 2015 Plan;

•	27,759 shares of common stock issuable upon the exercise of a common stock warrant outstanding as of June 30, 2020, with an exercise price of $3.88 per share; and

•

2,708,587 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 648,587 shares of common stock reserved for future issuance under our 2015 Stock Incentive Plan as of June 30, 2020, (ii) 1,850,000 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, which became effective on the date immediately prior to the date of this prospectus, which number will be reduced as a result of the grant of 166,624 shares of common stock issuable upon the exercise of stock options (with an exercise price equal to the initial public offering price) and restricted stock units covering 80,000 shares of common stock, each granted on the date of this prospectus, and (iii) 210,000 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, which became effective on the date of this prospectus. On the date immediately prior to the date of this prospectus, the remaining shares available for issuance under our 2015 Stock Incentive Plan were added to the shares reserved under our 2020 Equity Incentive Plan and we ceased granting awards under our 2015 Stock Incentive Plan. Our 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Equity Compensation Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities and convertible preferred stock by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2020 was $(117.6) million, or $(85.06) per share. Our pro forma net tangible book value as of June 30, 2020 was approximately $13.8 million, or $0.95 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets (which excludes deferred offering costs) reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2020, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 13,085,913 shares of common stock immediately prior to the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to (i) the pro forma adjustments set forth above and (ii) our sale in this offering of shares of our common stock at the initial public offering price of $16.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $93.5 million, or $4.65 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $3.70 per share to our existing stockholders and an immediate dilution of $11.35 per share to investors in this offering, as illustrated in the following table:

Initial public offering price per share		$16.00
Historical net tangible book value per share as of June 30, 2020	$(85.06)
Increase in net tangible book value per share attributable to the conversion of outstanding preferred stock	86.01

Pro forma net tangible book value per share as of June 30, 2020	$0.95
Increase in pro forma net tangible book value per share attributable to new investors in this offering	3.70

Pro forma as adjusted net tangible book value per share after this offering		4.65

Dilution per share to new investors in this offering		$11.35

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book value per share after this offering would be $5.06 per share (representing an increase from the pro forma net tangible book value per share of $4.11 per share to our existing stockholders) and the dilution to new investors in this offering would be $10.94 per share.

The following table shows, as of June 30, 2020, on a pro forma as adjusted basis described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options, and the value of any stock issued for services and the average price paid per share (in thousands, except share and per share amounts, and percentages):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,468,113	72.0%	$133,900	59.8%	$9.25
New public investors	5,625,000	28.0	90,000	40.2	16.00

Total	20,093,113	100.0%	$223,900	100.0%	$11.14

In addition, to the extent that any outstanding options or warrants are exercised, investors in this offering will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 69.1% and our new investors would own 30.9% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of common stock outstanding as of June 30, 2020 excludes:

•	2,066,076 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted-average exercise price of $2.52 per share under our 2015 Plan;

•	428,621 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2020, with a weighted-average exercise price of $9.25 per share under our 2015 Plan;

•	27,759 shares of common stock issuable upon the exercise of a common stock warrant outstanding as of June 30, 2020, with an exercise price of $3.88 per share; and

•

2,708,587 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 648,587 shares of common stock reserved for future issuance under our 2015 Stock Incentive Plan as of June 30, 2020, (ii) 1,850,000 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, which became effective on the date immediately prior to the date of this prospectus, which number will be reduced as a result of the grant of 166,624 shares of common stock issuable upon the exercise of stock options (with an exercise price equal to the initial public offering price) and restricted stock units covering 80,000 shares of common stock, each granted on the date of this prospectus, and (iii) 210,000 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, which became effective on the date of this prospectus. On the date immediately prior to the date of this prospectus, the remaining shares available for issuance under our 2015 Stock Incentive Plan were added to the shares reserved under our 2020 Equity Incentive Plan and we ceased granting awards under our 2015 Stock Incentive Plan. Our 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Equity Compensation Plans.”

SELECTED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 have been derived from our audited financial statements and related notes included elsewhere in this prospectus. The summary statements of operations data presented below for the six months ended June 30, 2020 and 2019 and the balance sheet data as of June 30, 2020 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements have been prepared on the same basis as our audited annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the information for the interim periods presented. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future. The selected financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses
Research and development	$10,717	$14,167	$30,580	$22,971
General and administrative	3,119	2,442	6,922	5,599

Total operating expenses	13,836	16,609	37,502	28,570

Loss from operations	(13,836)	(16,609)	(37,502)	(28,570)
Interest and other income	173	51	465	192

Net loss	(13,663)	(16,558)	(37,037)	(28,378)
Cumulative dividends on convertible preferred stock	(4,793)	(2,585)	(7,055)	(4,317)

Net loss attributable to common stockholders	$(18,456)	$(19,143)	$(44,092)	$(32,695)

Net loss per common share—basic and diluted(1)	$(13.40)	$(14.78)	$(33.41)	$(25.77)

Weighted-average number of shares used in computing net loss per common share—basic and diluted(1)	1,377,431	1,295,180	1,319,912	1,268,742

Pro forma net loss per common share—basic and diluted(1)	$(0.94)		$(3.09)

Weighted-average number of shares used in computing pro forma net loss per common share—basic and diluted(1)	14,463,344		12,001,954

(1)

See Notes 2, 13 and 14 of our audited financial statements for the years ended December 31, 2019 and 2018 and Notes 9 and 10 of our unaudited financial statements for the six month periods ended June 30, 2020 and 2019 included elsewhere in this prospectus for a description of the calculations of our basic and diluted net loss per common share, pro forma basic and diluted net loss per common share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of June 30, 2020	As of December 31, 2019
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$17,542	$35,956
Total assets	22,404	40,660
Working capital(2)	10,466	24,020
Total liabilities	7,198	12,251
Convertible preferred stock	131,363	131,363
Accumulated deficit(3)	(119,499)	(105,836)
Total stockholders’ (deficit) equity	(116,157)	(102,954)

(2)

We define working capital as current assets less current liabilities. See our audited and unaudited financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(3)

In connection with our Series C convertible preferred stock financing, up to 17,014,902 shares of convertible preferred stock could have been issuable upon achievement of certain milestones. Subsequent to June 30, 2020, the Series C stock purchase agreement was amended such that this option is no longer exercisable, and this option terminated upon the effectiveness of the registration statement of which this prospectus for. The expiration of this purchase right will have the effect of reducing both liabilities and accumulated deficit by $2.1 million. This has not been reflected in the above balance sheet data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Information” and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward- looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company focused on developing transformative medicines for the treatment of diseases of the retina and optic nerve. Our novel proprietary technologies are designed to release drugs in ocular tissue at a controlled rate for up to 12 months in order to improve patient compliance, reduce healthcare burdens and, ultimately, deliver better clinical outcomes. Our lead product candidate, GB-102, is an intravitreal injection of a microparticle depot formulation of sunitinib, a potent inhibitor of neovascular growth and permeability, which are leading causes of retinal disease. We are developing GB-102 as a once-every-six months intravitreal injection for the treatment of wet age-related macular degeneration, or wet AMD, and diabetic macular edema, or DME. In our Phase 1/2a clinical trial, GB-102 administered as a single 1 mg dose was well-tolerated in wet AMD patients and demonstrated durable clinical evidence of disease control of at least six months in approximately 88% of patients in this cohort. GB-102 is currently in a dose-ranging, controlled and masked safety and efficacy Phase 2b clinical trial in patients with wet AMD. We expect to report topline data from this trial in the first half of 2021. We are also using our proprietary technologies to develop GB-103, a once-a-year formulation of GB-102, for the treatment of diabetic retinopathy, or DR, as well as GB-401, an intravitreally injectable depot formulation of a beta-adrenergic blocking agent prodrug with a dosing regimen of once every six months or longer for the treatment of primary open-angle glaucoma, or POAG. We believe that our product candidates could significantly improve clinical outcomes versus the respective standards of care for several ocular diseases.

We were incorporated in May 2011 and our operations to date have been financed primarily by gross proceeds of approximately $134 million from the issuance of convertible promissory notes and convertible preferred stock.

Since inception, we have had significant operating losses. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures and, to a lesser extent, general and administrative expenditures. Our net loss was $37.0 million and $28.4 million for the years ended December 31, 2019 and 2018, respectively, and $13.7 million for the six months ended June 30, 2020. As of December 31, 2019 and June 30, 2020, we had an accumulated deficit of $105.8 million and $119.5 million, respectively. As of June 30, 2020, we had $17.5 million in cash and cash equivalents.

We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products, as well as hire additional personnel, develop commercial infrastructure, pay fees to outside consultants, lawyers and accountants, and incur increased costs associated with being a public company, such as expenses related to services associated with maintaining compliance with Nasdaq listing rules and Securities and Exchange Commission, or SEC, reporting requirements, insurance and investor relations costs. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending upon the timing of our clinical trials and our expenditures on other research and development activities. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued expenses.

Based upon our operating plan, we believe that the net proceeds from this initial public offering, or IPO, together with our existing cash and cash equivalents as of June 30, 2020, will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2021. To date, we have not had any products approved for sale and, therefore, have not generated any product revenue. We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Our independent registered public accounting firm included an explanatory paragraph in their audit report on the financial statements as of and for the years ended December 31, 2018 and 2019 stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

Business Effects of COVID-19

The current COVID-19 pandemic has presented a substantial public health and economic challenge around the world and is affecting our employees, patients, communities and business operations, as well as the U.S. economy and financial markets. To date, our financial conditions and operations have not been significantly impacted by the COVID-19 outbreak; however, the full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, liquidity and financial condition will depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, national and international markets.

To date, our contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and other vendors have been able to continue to provide services and supply reagents, materials, and products and currently do not anticipate any disruption in services or interruptions in supply. Our third-party contract manufacturing partners continue to operate their manufacturing facilities at or near normal levels. While we currently do not anticipate any interruptions in our manufacturing process, it is possible that the COVID-19 pandemic and response efforts may have an impact in the future on our third-party suppliers and contract manufacturing partners’ ability to manufacture reagents, materials or products that we need to use in our research and clinical trial. However, we are continuing to assess the potential impact of the COVID-19 pandemic on our business and operations, including our expenses, our clinical trial, and our ability to hire and retain employees.

While we are currently continuing to dose patients in our clinical trial at sites across the United States, we expect that COVID-19 precautions may directly or indirectly impact the timeline for some of our clinical trial activities due to hospitals closing sites and/or diverting the resources that are necessary to conduct our observational study to care for COVID-19 patients. Currently we have experienced minor delays in the dosing of patients due to COVID-19.

The COVID-19 pandemic has caused us to modify our business practices (including but not limited to curtailing or modifying employee travel, moving to partial remote work, and cancelling physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, patients and business partners.

Our office-based employees have been working from home since March 2020, while ensuring essential staffing levels in our operations remain in place, including maintaining key personnel in our laboratories.

For additional information on the various risks posed by the COVID-19 pandemic, please read Item 1A. Risk Factors included in this prospectus.

Components of Operating Results

Research and Development Expenses

Our research and development expenses include:

•	personnel costs, which include salaries, benefits and stock-based compensation;

•	expenses incurred under agreements with consultants, third-party contract organizations that conduct research and development activities on our behalf;

•	costs related to sponsored research service agreements;

•	costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers;

•	laboratory and vendor expenses related to the execution of preclinical studies and planned clinical trials;

•	milestones and royalty expense from our Johns Hopkins University Exclusive License Agreement;

•	laboratory supplies and materials used for internal research and development activities; and

•	facilities and equipment costs.

Most of our research and development expenses have been related to the preclinical and clinical development of GB-102. We have not reported program costs since inception because we have not tracked or recorded our research and development expenses on a program-by-program basis historically. We use our personnel and infrastructure resources across the breadth of our research and development activities, which are directed toward identifying and developing product candidates.

We expense all research and development costs in the periods in which they are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in manufacturing, as we advance our programs and conduct clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.

Because of the numerous risks and uncertainties associated with product development, we cannot determine with certainty the duration and completion costs of the current or future preclinical studies and clinical trials or if, when, or to what extent we will generate revenues from the commercialization and sale of our product candidates. We may never succeed in achieving regulatory approval for our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

•	successful completion of preclinical studies and clinical trials to the satisfaction of the FDA, EMA or other regulatory authorities;

•	that our product candidates are safe and effective for any of their proposed indications;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	maintaining a continued acceptable safety and profile of our products following approval;

•	obtaining and maintaining coverage and adequate reimbursement from third-party payors;

•	applying for and receiving marketing approvals from applicable regulatory authorities for our product candidates;

•

scaling up our manufacturing processes and capabilities to support additional or larger clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	developing, validating and maintaining a commercially viable manufacturing process that is compliant with current good manufacturing practices;

•

developing and expanding our sales, marketing and distribution capabilities and launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•

minimizing and managing any delay or disruption to our ongoing or planned clinical trials, and any adverse impacts to the U.S. and global market for pharmaceutical products, as a result of the current COVID-19 pandemic;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio; and

•	the impact of the COVID-19 pandemic and the corresponding responses of businesses and governments.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the U.S. Food and Drug Administration, or FDA, or another regulatory authority, were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, costs related to maintenance and filing of intellectual property and other expenses for outside professional services, including legal, human resources, audit and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation expense. We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, manufacturing activities, increased costs of operating as a public company and the potential commercialization of our product candidates. We also anticipate our general and administrative costs will increase and with respect to the hiring of additional personnel, developing commercial infrastructure, fees to outside consultants, lawyers and accountants, and increased costs associated with being a public company such as expenses related to services associated with maintaining compliance with Nasdaq listing rules and SEC reporting requirements, insurance and investor relations costs.

Interest and Other Income

Our interest and other income principally reflects interest earned on our investments, including U.S. government-backed money-market funds, corporate debt securities, commercial paper and government agency bonds. Interest and other income also includes changes in the fair value of our preferred stock tranche obligation.

Results of operations for the Six Months Ended June 30, 2020 and 2019

The following sets forth our results of operations:

	Six Months Ended June 30,		Change
	2020	2019	Amount	Percent
	(in thousands)
Operating expenses
Research and development	$10,717	$14,167	$(3,450)	(24)%
General and administrative	3,119	2,442	677	28%

Total operating expenses	13,836	16,609	(2,773)	(17)%

Loss from operations	(13,836)	(16,609)	2,773	(17)%
Interest and other income	173	51	122	239%

Net loss	$(13,663)	$(16,558)	$2,895	(17)%

Research and Development Expenses

Research and development expenses were comprised of:

	Six Months Ended June 30,		Change
	2020	2019	Amount	Percent
	(in thousands)
CRO, CMC, nonclinical and other services	$6,296	$8,221	$(1,925)	(23)%
Personnel costs	2,918	2,903	15	1%
Consulting	196	384	(188)	(49)%
Materials and supplies	393	1,618	(1,225)	(76)%
Facility costs, travel and other	914	1,041	(127)	(12)%

Research and development expenses	$10,717	$14,167	$(3,450)	(24)%

As of June 30, 2020 and 2019, we had 20 and 22 employees, respectively, engaged in research and development activities in our Baltimore, Maryland and Redwood City, California facilities.

Our research and development activities consist primarily of costs associated with the development of GB-102 for which we are conducting two U.S. Phase 2 clinical trials in patients with wet age-related macular degeneration, or wet AMD, and diabetic macular edema, or DME. The decrease for the six months ended June 30, 2020 as compared to 2019 was primarily due to the completion of preparations ahead of the commencement of our development program for GB-102. In addition, we were not engaged in any primary CMC manufacturing activities in the six month period ended June 30, 2020.

General and Administrative Expenses

General and administrative expenses to support our business activities were comprised of:

	Six Months Ended June 30,		Change
	2020	2019	Amount	Percent
	(in thousands)
Personnel costs	$1,023	$1,098	$(75)	(7)%
Professional services	1,323	514	809	157%
Patent filing and portfolio costs	648	517	131	25%
Facility costs, travel and other expenses	125	313	(188)	(60)%

General and administrative expenses	$3,119	$2,442	$677	28%

As of June 30, 2020 and 2019, we had four and five employees, respectively, engaged in general and administrative activities principally in our Redwood City, California facility. Professional service costs increased in the six months ended June 30, 2020 as compared to 2019 due to additional audit, tax, legal and other consulting services related in part to our expected initial public offering.

Interest and Other Income

Interest and other income include interest income of $117,000 and $51,000 for the six months ended June 30, 2020 and 2019, respectfully. Following our Series C convertible preferred stock, or Series C preferred, financing in July 2019, we expanded our investments to include U.S. government backed money market funds, corporate debt securities, commercial paper and government agency bonds. Cash in excess of immediate requirements is placed in a custodial account and invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

Interest and other income for the six months ended June 30, 2020 also includes fair value adjustments of $56,000 with respect to our preferred stock tranche obligation.

Results of Operations for years ended December 31, 2019 and 2018

The following sets forth our results of operations:

	Year Ended December 31,		Change
	2019	2018	Amount	Percent
	(in thousands)
Operating expenses
Research and development	$30,580	$22,971	$7,609	33%
General and administrative	6,922	5,599	1,323	24%

Total operating expenses	37,502	28,570	8,932	31%

Loss from operations	(37,502)	(28,570)	(8,932)	31%
Interest and other income	465	192	273	142%

Net loss	$(37,037)	$(28,378)	$(8,659)	31%

Research and Development Expenses

Research and development expenses were comprised of:

	Year Ended December 31,		Change
	2019	2018	Amount	Percent
	(in thousands)
CRO, CMC, nonclinical and other services	$18,656	$12,860	$5,796	45%
Personnel costs	5,854	5,084	770	15%
Consulting	886	1,362	(476)	(35)%
Materials and supplies	2,793	1,899	894	47%
Facility costs, travel and other expenses	2,391	1,766	625	35%

Research and development expenses	$30,580	$22,971	$7,609	33%

As of December 31, 2019 and 2018, we had 25 and 24 employees, respectively, engaged in research and development activities in our Baltimore, Maryland and Redwood City, California facilities.

Our research and development activities consist primarily of costs associated with the development of GB-102 for which we are conducting two U.S. trials in patients with wet AMD. The increase for the year ended December 31, 2019 as compared to 2018 was primarily due to the commencement of our development program for GB-102 including the enrollment and site activation of our Phase 2b trial of GB-102 in patients with wet AMD and the initiation of Phase 2a trial of GB-102 in patients with macular edema. CMC activities in support of the studies and clinical trials included internal formulation development, preclinical and clinical programs, comparator drug, GMP drug product batches, including sunitinib active pharmaceutical ingredient and polymers, and clinical packaging costs. Nonclinical activities included in good laboratory practice, or GLP, toxicity studies and several ocular non-GLP pharmacokinetic/pharmacodynamic studies in experimental animal models.

General and Administrative Expenses

General and administrative expenses to support the business activities of the company and were comprised of:

	Year Ended December 31,		Change
	2019	2018	Amount	Percent
	(in thousands)
Personnel costs	$2,813	$1,674	$1,139	68%
Professional services	1,829	1,444	385	27%
Patent filing and portfolio costs	1,482	1,799	(317)	(18)%
Facility costs, travel and other expenses	798	682	116	17%

General and administrative expenses	$6,922	$5,599	$1,323	24%

As of December 31, 2019 and 2018, we had four employees engaged in general and administrative activities principally in our Redwood City, California facility. Personnel and professional service costs increased in the year ended December 31, 2019 as compared to 2018 as a result of changes in our chief executive and chief financial officers, including severance costs paid to our former interim chief executive and chief financial officers, the hiring of Frederic Guerard as chief executive officer and the contracting of Daniel Geffken as interim chief financial officer.

Interest and Other Income

Following our Series B convertible preferred stock, or Series B preferred, financings in 2018, we began investing a portion of our capital in U.S. government backed money market funds held in a custodial account. Following our Series C preferred financing in July 2019, we expanded our investments to include corporate debt securities, commercial paper and government agency bonds. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

Liquidity and Capital Resources

Overview

We were incorporated in May 2011 and our operations to date have been financed primarily by gross proceeds of approximately $134 million from the sale of convertible promissory notes and our convertible preferred stock, including our most recent financing in July 2019. As of June 30, 2020, we had $17.5 million in cash and cash equivalents. We have incurred losses since our inception and, as of June 30, 2020, we had an accumulated deficit of $119.5 million. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Our independent registered public accounting firm included an explanatory paragraph in their audit report on the financial statements as of and for the years ended December 31, 2018 and 2019 stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

Funding Requirements

Any product candidates we may develop may never achieve commercialization and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research, manufacturing and development services, costs relating to the build-out of our headquarters, laboratories and manufacturing facility, license payments or milestone obligations that may arise, laboratory and related supplies, clinical costs, manufacturing costs, legal and other regulatory expenses and general overhead costs.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2021. We base this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. As noted in our audited financial statements, there were conditions that raised substantial doubt about our ability to continue as a going concern for a period of one year from the date of the issuance of our financial statements. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations. Our independent registered public accounting firm included an explanatory paragraph in their audit report on the financial statements as of and for the years ended December 31, 2018 and 2019 stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•

the scope, progress, results and costs of researching, developing and manufacturing our lead product candidates or any future product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our lead product candidates or any future product candidates;

•	the number and characteristics of any additional product candidates we develop or acquire;

•

the cost of manufacturing our lead product candidate or any future product candidates and any products we successfully commercialize, including costs associated with building-out our manufacturing capabilities;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the timing, receipt and amount of sales of any future approved or cleared products, if any; and

•	the impact of the COVID-19 pandemic and the corresponding responses of businesses and governments.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or committed sources of capital. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
		(in thousands)
Net cash (used in) provided by:
Operating activities	$(16,933)	$(10,663)	$(31,215)	$(28,216)
Investing activities	19,946	(336)	(20,620)	(1,461)
Financing activities	(1,341)	9	54,871	42,019

Net increase (decrease) in cash and cash equivalents	$1,672	$(10,990)	$3,036	$12,342

Operating Activities

Cash used in operating activities of $16.9 million during the six months ended June 30, 2020 was attributable to our net loss of $13.7 million and an increase of $3.8 million in our working capital, offset by non-cash charges of $0.6 million principally with respect to equity-based compensation and depreciation expense.

Cash used in operating activities of $10.7 million during the six months ended June 30, 2019 was attributable to our net loss of $16.6 million off-set by a decrease of $5.5 million in our working capital and non-cash charges of $0.4 million with respect to equity-based compensation and depreciation expense.

Cash used in operating activities of $31.2 million during the year ended December 31, 2019 was attributable to our net loss of $37.0 million, offset by a $4.9 million net increase in our working capital and non-cash charges of $0.9 million principally with respect to stock-based compensation and depreciation expense.

Cash used in operating activities of $28.2 million during the year ended December 31, 2018 was attributable to our net loss of $28.4 million, offset by non-cash charges of $0.5 million principally with respect to stock-based compensation and depreciation expense, and increased $0.4 million due to a net decrease in our working capital.

Investing Activities

Cash provided by investing activities during the six months ended June 30, 2020 consisted of $0.2 million of purchases of property and equipment and $20.1 million provided on maturity of short-term investments.

Cash provided by investing activities during the six months ended June 30, 2019 consisted of $0.3 million of purchases of property and equipment.

For the year ended December 31, 2019, our investing activities consisted of a $20.0 million net increase of our investments and $0.6 million in purchases of property and equipment. For the year-ended December 31, 2018, our investing activities consisted $1.5 million in purchases of property and equipment.

Financing Activities

Cash used in financing activities for the six months ended June 30, 2020 of $1.3 million was principally related to the payment of offering costs.

Cash provided by financing activities for the six months ended June 30, 2019 relates to proceeds received on the exercise of stock options.

Cash provided by financing activities for the year ended December 31, 2019 amounted to $54.9 million comprised of $54.8 million net proceeds upon the issuance of our Series C preferred in July and August 2019, and $0.1 million received from the exercise of stock options.

Cash provided by financing activities for the year ended December 31, 2018 amounted to $42.0 million comprised of $41.9 million net proceeds upon the issuance of our Series B preferred in January and May 2018, and $0.1 million received from the exercise of stock options.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Research and Development Expense and Accruals

We record research and development expenses to operations as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and the development of our technology and include: employee-related expenses, including salaries, benefits, travel and non-cash stock-based compensation expense; external research and development expenses incurred under arrangements with third parties, such as CROs, preclinical testing organizations, CMOs, academic and non-profit institutions and consultants; license fees; and other expenses, which include direct and allocated expenses for laboratory, facilities and other costs.

As part of the process of preparing financial statements, we are required to estimate and accrue expenses We estimate costs of research and development activities conducted by service providers, which include, the conduct of sponsored research, preclinical studies and contract manufacturing activities. Payments made prior to the receipt of goods or services to be used in research and development are deferred and recognized as expense in the period in which the related goods are received or services are rendered. If the costs have been prepaid, this expense reduces the prepaid expenses in the balance sheet, and if not yet invoiced, the costs are included in accrued liabilities in the balance sheet. We classify such prepaid assets as current or non-current assets based on our estimates of the timing of when the goods or services will be realized or consumed. These costs are a significant component of our research and development expenses.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external CROs and other third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be substantially higher or lower than our estimates.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

We have and may continue to enter into license agreements to access and utilize certain technology. We evaluate if the license agreement is an acquisition of an asset or a business. To date none of our license agreements have been considered to be an acquisition of a business. For asset acquisitions, the upfront payments to acquire such licenses, as well as any future milestone payments made before product approval, are immediately recognized as research and development expense when due, provided there is no alternative future use of the rights in other research and development projects. These license agreements may also include contingent consideration in the form of cash. We assess whether such contingent consideration meets the definition of a derivative.

Preferred Stock Tranche Obligation

Convertible preferred stock that includes features we have determined are not clearly and closely related to the equity host are bifurcated and accounted for separately as freestanding derivative assets or liabilities on the balance sheet at their estimated fair value. This derivative liability is a result of certain investors’ rights to purchase from us, on the same terms as the Series C Preferred Stock Purchase Agreement executed in July 2019, additional shares of Series C preferred in subsequent tranches based on the achievement of certain development milestones. At initial recognition, we recorded these derivatives as an asset or liability on the balance sheets at their estimated fair value. The derivatives are subject to remeasurement at each balance sheet date, with changes in fair value recognized in our statements of operations.

Our preferred stock tranche obligation is measured at fair value using an option pricing valuation methodology. The fair value of preferred stock tranche obligation includes inputs not observable in the market and thus represents a Level 3 measurement. The option pricing valuation methodology utilized requires inputs based on certain subjective assumptions, including (a) expected stock price volatility, (b) calculation of an expected term, (c) a risk-free interest rate, and (d) expected dividends. The assumptions utilized to value the preferred stock tranche obligation as of December 31, 2019 were (a) expected stock price volatility of 30%; (b) expected term of 0.7 years: (c) a risk-free interest rate of 1.6%; and (d) an expectation of no dividends. The assumptions utilized to value the preferred stock tranche obligation as of June 30, 2020 were (a) expected stock price volatility of 50%; (b) expected term of 0.3 years; (c) a risk-free interest rate of 0.16%; (d) an expectation of no dividends; and (e) a 51% probability of being settled.

Significant judgment is used in determining these assumptions at initial recognition and at each subsequent reporting period. Updates to assumptions could have a significant impact on our results of operations in any given period. In the IPO, all of our outstanding convertible preferred stock will automatically convert into shares of our common stock.

Stock-based Compensation

We recognize compensation costs related to stock-based awards to employees and non-employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting stock-based compensation, using the Black-Scholes option-pricing model, or Black-Scholes. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

Black-Scholes requires the use of subjective assumptions to determine the fair value of stock-based awards.

These assumptions include:

•

Fair Value of Common Stock—Historically, for all periods prior to this IPO, the fair value of the shares of common stock underlying our stock-based awards was estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock.

•

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the expected term to be the midpoint between the vesting date and the contractual life of the stock-based awards.

•

Expected Volatility—Since we have been a privately held company and do not have any trading history for our common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•	Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•	Expected Dividend—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

The fair value of each of our awards have been estimated using Black-Scholes based on the following assumptions:

	Year Ended December 31,
	2019	2018
Expected term (years)	5.1–6.1	5.1–6.1
Expected volatility	80%	80%
Risk-free interest rate	1.8%–2.5%	2.6%–3.1%
Expected dividend yield	—%	—%

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis. In addition to the assumptions used in Black-Scholes, the amount of stock-based compensation expense we recognize in our financial statements includes stock option forfeitures as they occurred.

Stock-based compensation expense for employees and non-employees is reflected in the statement of operations as follows:

	Year Ended December 31,
	2019	2018
	(in thousands)
Research and development	$215	$225
General and administrative	523	123

Total stock-based compensation expense	$738	$348

Determination of Fair Value of Common Stock on Grant Dates

Historically, for all periods prior to this IPO, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors with the assistance of management. In order to determine the fair value of our common stock, our board of directors considered, among other things, contemporaneous valuations of our common stock.

Date of Grant	Number of Shares Subject to Stock-Based Awards Granted	Exercise Price Per Share	Fair Value Per Share	Valuation Date
February 1, 2019	568,905	$2.25	$2.25	June 14, 2018
March 19, 2019	3,887	$2.25	$2.25	June 14, 2018
November 7, 2019	709,068	$3.87	$3.87	July 31, 2019
July 7, 2020	231,510	$3.51	$3.51	June 15, 2020

In addition to the stock-based awards listed above, on September 11, 2020, our board of directors granted options to purchase 197,111 shares of our common stock with an exercise price equal to $16.00, the midpoint of the price range set forth on the cover of our preliminary prospectus. On September 11, 2020, our board of directors also approved options to purchase 116,624 shares of our common stock with an exercise price equal to the initial public offering price, as well as restricted stock units covering 80,000 shares of our common stock, in each case to be granted as of the effective date of the registration statement of which this prospectus forms a part. Finally, on September 16, 2020, our board of directors approved options to purchase 50,000 shares of our common stock with an exercise price equal to the initial public offering price, to be granted as of the effective date of the registration statement of which this prospectus forms a part.

Given the absence of a public trading market for our common stock, our board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including contemporaneous valuations, our stage of development, important developments in our operations, the prices at which we sold shares of our preferred stock, the rights, preferences and privileges of our preferred stock relative to those of our common stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of our common stock, among other factors.

In determining the fair value of our common stock, the methodologies used to estimate our enterprise value were performed using methodologies, approaches, and assumptions consistent with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation. The grant date fair value of our common stock was determined using valuation methodologies incorporating a number of assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability (Level 3 inputs). The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a hybrid-method market approach, which estimates the fair value of the company by including an estimation of the value of the business based on scenarios in a probability weighted expected return method, or PWERM framework. Under the hybrid-method market approach, the per share value calculated under the scenarios are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the common stock before a discount for lack of marketability is applied.

•

The scenarios for inferring equity value in determining the fair value of our common stock for the July 7, 2020 grants of stock options included: (i) a market-based approach combining (a) a comparison of the company to a selection of similar firms whose stock is publicly-traded, and (b) utilizing transactions of similar companies and allocating the resultant equity value using an option pricing method, or OPM; and (ii) an IPO scenario based recent IPOs of firms similar to the company.

•

The scenarios for inferring equity value in determining the fair value of our common stock for the November 7, 2019 grants of stock options included: (i) a market-based approach back-solve OPM with reference to our Series C preferred financing; and (ii) an IPO scenario based recent IPOs of firms similar to the company.

•

The scenarios for inferring equity value in determining the fair value of our common stock for the February 1 and March 19, 2019 grants of stock options included: (i) a market-based approach combining (a) a comparison of the company to a selection of similar firms whose stock is publicly-traded, and (b) utilizing transactions of similar companies and allocating the resultant equity value using an OPM; (ii) an IPO scenario based recent IPOs of firms similar to the company; and (iii) a liquidation scenario.

The estimates of fair value of our common stock are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

The intrinsic value of all outstanding options as of June 30, 2020 was approximately $27.8 million, based on the initial public offering price of $16.00 per share, of which approximately $12.3 million is related to vested options and approximately $15.5 million is related to unvested options.

Following the completion of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock on the date of grant.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recently Adopted Accounting Pronouncements

Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to our financial statements appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Contractual Obligations and Commitments

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments(1)	$922	$656	$266	$—	$—

Total	$922	$656	$266	$—	$—

(1)

We lease a facility in Redwood City, California under an operating lease that extends through August 2021. We also lease a facility in Baltimore, Maryland under an operating lease which, as of December 31, 2019, extended through December 2020. However, in June 2020, we extended the Baltimore lease 30 months through June 2023, with rent payments of $32,000 monthly in the first 12 months, $33,000 monthly in the second 12 months, and $34,000 monthly in the last 6 months.

We are party to license agreements pursuant to which we have in-licensed various intellectual property rights. The license agreements obligate us to make certain milestone payments related to achievement of specified events, as well as royalties in the low-single digits based on sales of licensed products. None of these events had occurred as of December 31, 2019, and no royalties were due from the sales of licensed products. The table above does not include any milestone or royalty payments to the counterparties to these agreements as the amounts, timing and likelihood of such payments are not known. See “Business—License Agreements” as well as Note 7 to our financial statements for additional information.

We enter into contracts in the normal course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. As of December 31, 2019, we had commitments of approximately $18.8 million with CROs for the clinical trial services due within 12 to 21 months. These contracts generally provide for termination on notice of 60 to 90 days, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents of $17.5 million as of June 30, 2020. We generally hold our cash equivalents in interest-bearing, U.S. government backed money market funds corporate debt securities, commercial paper and government agency bonds held in a custodial account. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on developing transformative medicines for the treatment of diseases of the retina and optic nerve. Our novel proprietary technologies are designed to release drugs in ocular tissue at a controlled rate for up to 12 months in order to improve patient compliance, reduce healthcare burdens and, ultimately, deliver better clinical outcomes. Our lead product candidate, GB-102, is an intravitreal injection of a microparticle depot formulation of sunitinib, a potent inhibitor of neovascular growth and permeability, which are leading causes of retinal disease. We are developing GB-102 as a once-every-six months intravitreal injection for the treatment of wet age-related macular degeneration, or wet AMD, and diabetic macular edema, or DME. In our Phase 1/2a clinical trial, GB-102 administered as a single 1 mg dose was well-tolerated in wet AMD patients and demonstrated durable clinical evidence of disease control of at least six months in approximately 88% of patients in this cohort. GB-102 is currently in a dose-ranging, controlled and masked safety and efficacy Phase 2b clinical trial in patients with wet AMD. We expect to report topline data from this trial in the first half of 2021. We are also using our proprietary technologies to develop GB-103, a once-a-year formulation of GB-102, for the treatment of diabetic retinopathy, or DR, as well as GB-401, an intravitreally injectable depot formulation of a beta-adrenergic blocking agent prodrug with a dosing regimen of once every six months or longer for the treatment of primary open-angle glaucoma, or POAG. We believe that our product candidates could significantly improve clinical outcomes versus the respective standards of care for several ocular diseases.

Age-related macular degeneration, or AMD, is a chronic, progressive disease, a leading cause of vision loss in the elderly and estimated to affect approximately 15 million people in North America. The disease prevalence is approximately 85 to 90% nonexudative, or dry, AMD and 10 to 15% wet AMD. The therapeutic market for wet AMD in 2019 was estimated to be $7.9 billion worldwide and has historically grown by approximately 8% as a consequence of an aging population and the lack of preventative measures.

There is no cure for wet AMD. To maintain vision, patients must receive frequent intravitreal injections, up to 12 times per year, with short-acting anti-vascular endothelial growth factor, or VEGF, agents. Although the use of anti-VEGF treatments has revolutionized visual outcomes for patients, the need for frequent injection visits combined with the increasing prevalence of this disease puts an enormous pressure on healthcare systems and represents a severe burden for patients, caregivers and physicians. These dynamics often lead to a reduced frequency of treatment and result in suboptimal visual outcomes in real-world practice.

Damage to the retina as a result of DR includes a number of vision-threatening complications such as DME, and has been an important cause of acquired vision loss in the young and middle-age adult population. It is estimated that the number of patients with DR will increase globally to over 190 million by 2030. One-third of DR patients over 40 years of age in the United States are at risk of developing vision-threatening complications, including DME. DME is the second largest market for anti-VEGF therapies, accounting for approximately $3.7 billion of sales worldwide and approximately $1.8 billion in the United States in 2019. Multiple clinical trials have shown that anti-VEGFs are also beneficial for the treatment of patients with DR but without DME; however, the need for frequent injections and follow-up for this often asymptomatic population leads to inadequate compliance and suboptimal clinical benefit.

GB-102 is designed to provide pan-VEGF inhibition for six months or longer while minimizing fluctuations in retinal thickness in between treatments, which is emerging as predictive of visual outcomes. We believe durable and sustained drug delivery of a single dose offered by GB-102 could provide improved visual outcomes for patients with wet AMD and DME, better patient quality-of-life and reduced disease-monitoring requirements.

GB-103, a longer-acting formulation of sunitinib, is designed to maintain therapeutic drug levels in the retinal tissue for up to 12 months following a single intravitreal injection. This potentially longer duration of clinical benefit and consequently less frequent need for intravitreal injections may be more conducive to maintaining a typically asymptomatic patient with DR on an effective anti-VEGF therapy regimen. If approved, GB-103 could provide a paradigm shift in the treatment of patients with DR who are currently managed either by observation alone, pan-retinal laser photocoagulation or, in rare instances, with short-acting anti-VEGF injections.

Glaucoma is an optic neuropathy that is characterized by the progressive degeneration of the optic nerve that leads to visual impairment. It is a leading cause of irreversible vision loss that is projected to affect approximately 76 million people worldwide in 2020, including approximately 2.7 million people in the United States. The most common type of glaucoma is POAG, which is characterized by an increase in intraocular pressure, or IOP, because fluid, which is continuously generated by cells inside the front of the eye, cannot drain properly. The global POAG therapeutics market is estimated to reach approximately $3.8 billion in 2026, of which the United States represents approximately $2.9 billion.

The most common treatment options for glaucoma are topical eye drops, which must be administered daily, or invasive medical procedures. Topical eye drops can lower IOP and have been shown to both delay and prevent the progressive degeneration associated with POAG. However, these medications must be administered up to four times per day, and approximately 30% of patients often require more than one class of drug to control IOP. It is estimated that approximately 50% of patients stop using their glaucoma medications in the first six months post-diagnosis due to various reasons, including forgetfulness, lack of disease awareness and/or cost, thus leading to uncontrolled IOP and progressive loss of peripheral vision. Laser-based or surgical treatments to permanently reduce IOP are invasive and achievement of IOP targets may require multiple surgeries.

Our third product candidate, GB-401, is an intravitreally administered, proprietary formulation of a beta-adrenergic beta-blocker prodrug designed to provide a controlled release of the active drug to maintain a reduced IOP for six months or longer after a single injection, thus addressing the patient compliance problem and improving outcomes. If approved, GB-401 could represent a significant paradigm shift in the way physicians treat POAG.

Our pipeline

The following chart summarizes the status and development plan for the product candidates in our pipeline. We own worldwide rights to each of our programs.

Our proprietary technologies

Our proprietary technologies are designed to allow sustained delivery of pharmacologic agents to the eye in a well-tolerated and controlled manner to achieve extended duration of effectiveness. Our proprietary technologies utilize depot formulations of microparticles containing biodegradable polymers such as poly(lactic-co-glycolic acid), or PLGA. The microparticles are engineered to carry a hydrophilic coating such as polyethylene glycol, or PEG, that helps eliminate or minimize inflammation typically associated with intraocular administration of conventional PLGA microparticles. Our preclinical studies and Phase 1/2a clinical trial provided preliminary evidence that our microparticles are well-tolerated in the eye.

Furthermore, our microparticles are designed to aggregate after intravitreal injection upon exposure to the vitreous fluid at body temperature to form a depot near the bottom of the eye, outside of the visual axis. Our biodegradable microparticles then gradually release the active ingredient at a rate dependent on the composition of the polymers and biodegrade into lactic acid, glycolic acid and PEG that are naturally cleared from the body.

Some molecules, due to their physicochemical properties, are difficult to encapsulate and deliver in a controlled manner. For that purpose, we have developed a proprietary prodrug technology to enable sustained delivery of these therapeutics. Our research and development team has developed our product candidates with different pharmacologic agents using these prodrug technologies. For example, GB-401 has been developed using this approach.

Our lead program GB-102

We are developing our lead product candidate, GB-102, as a once-every-six months intravitreally delivered microparticle depot formulation of sunitinib for the treatment of wet AMD and DME. Sunitinib is a pan-VEGF inhibitor (VEGF-A, B, C and D). We believe that GB-102 is differentiated from the current standard of care, which requires more frequent dosing, up to 12 times per year, and primarily targets one neovascular pathway (VEGF-A).

Phase 1/2a and 2b clinical trials of GB-102 in wet AMD. GB-102 has been evaluated in multiple Phase 1/2 trials to assess its safety, tolerability, durability and pharmacodynamic effects, as well as to identify the optimal dose. In January 2019, we completed our Phase 1/2a ADAGIO clinical trial of GB-102 in 32 patients with wet AMD that previously received at least three anti-VEGF injections, which we refer to as our ADAGIO trial. This trial met its primary endpoint of safety and tolerability. No ocular serious adverse event, or SAE, or dose-limiting toxicity was reported, and the majority of patients had no drug-related adverse events, or AEs. The most common AE was the presence of medication in the anterior chamber. These AEs were reversible and with no long-term consequences. In this trial, 88% of patients who were previously treated with an average of eight injections annually were able to maintain stable central retinal thickness and visual acuity for six months or more with a single injection of 1 mg of GB-102.

Based on the data from the ADAGIO trial, we initiated the Phase 2b ALTISSIMO clinical trial in September 2019 to evaluate an improved product that would minimize the presence of medication within the anterior chamber. This trial compares two doses of GB-102 (1 or 2 mg) administered every six months to aflibercept administered every two months in up to 56 patients with anti-VEGF-responsive wet AMD. On the basis of a safety analysis of the Phase 2a clinical trial of GB-102 in ME, described below, and the interim safety data in the ALTISSIMO trial, we terminated the development of the GB-102 2 mg dose in all of our clinical trial programs. The primary endpoint of the ALTISSIMO trial is to determine time-to-additional anti-VEGF supportive therapy. ALTISSIMO topline results are expected in the first half of 2021. If successful, we plan to advance two pivotal clinical trials in wet AMD in the second half of 2021.

Phase 2a clinical trial of GB-102 in ME secondary to various diseases, including DME and central or branch Retinal Vein Occlusion, or RVO. In September 2019, we initiated a Phase 2a clinical trial of GB-102 in 21 patients with ME secondary to DME and branch or central RVO. This trial was designed to be a six-month, single injection, multicenter, open-label, parallel arm trial with a primary end-point of safety and tolerability of two dose levels of GB-102 (1 and 2 mg) in patients with ME secondary to DME or RVO who had been previously treated with anti-VEGFs. All patients have completed the study and the final safety analysis has been performed. An interim data analysis from the ALTISSIMO and ME trials identified 1 mg of GB-102 as the optimal dose for future clinical trials. We intend to conduct a Phase 2b trial in patients with DME in the second half of 2021.

Additional pipeline programs

GB-103 is designed to be a once-a-year intravitreally delivered formulation of sunitinib, and has the potential to become an important therapy for patients with DR. Our Phase 1/2a clinical trial with GB-103 in patients with DR is planned to initiate in the first half of 2022.

We are also applying our proprietary technologies to develop GB-401, a depot formulation of a beta-adrenergic receptor inhibitor, designed to be injected once every six months to reduce IOP in POAG patients. We expect to submit an investigational new drug application, or IND, for GB-401 and initiate a dose-escalating Phase 1/2a clinical trial of GB-401 in patients with POAG in the second half of 2021.

We believe our proprietary technologies will allow us to develop other novel therapeutics, either alone or in combination, that can achieve extended durations of effectiveness and, thus improve the care and quality of life for patients with chronic diseases and disorders of the eye.

Our executive leadership team

We are led by a team of experienced pharmaceutical industry executives with significant experience in ophthalmology:

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Frederic Guerard, Pharm.D., our Chief Executive Officer, has 20 years of leadership, strategic and commercial pharmaceutical experience, including as Worldwide Business Franchise Head of Ophthalmology at Novartis AG and Global Franchise Head of Pharmaceuticals at Alcon Laboratories, Inc.

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Parisa Zamiri, M.D., Ph.D., our Chief Medical Officer, is an ophthalmologist and was previously Vice President, Global Head of Clinical Development and Therapeutic Area Head for Ophthalmology at Novartis AG.

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Daniel Salain, our Chief Technical Operations Officer, has 30 years of global pharmaceutical experience in manufacturing, operations and business development, and previously served as Senior Vice President of Technical Operations at Ophthotech Corporation (now IVERIC bio, Inc.).

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Robert S. Breuil, our Chief Financial Officer, has over 20 years of experience in the biopharmaceutical and drug delivery industries, and previously served as Chief Financial Officer of Corium, Inc. and Codexis, Inc.

We have raised approximately $134 million of capital in gross proceeds from a group of leading life sciences investors, including Deerfield Management, OrbiMed Advisors, a fund managed by Blackstone Life Sciences, Hatteras Venture Partners, CBC Group (formerly known as C-Bridge Capital) and Crown Venture Fund.

Our strategy

Our goal is to become a leading biopharmaceutical company focused on developing and commercializing transformative medicines for the treatment of chronic vision-threatening diseases of the retina and optic nerve. To achieve this goal, the key elements of our strategy are:

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Advance GB-102 through clinical development in patients with wet AMD and DME. We believe GB-102 injected every six months will address compliance and undertreatment issues associated with approved anti-VEGF agents. In addition, treatment with GB-102 could lead to greater preservation of visual acuity by reducing fluctuations of retina thickness. We are conducting a Phase 2b clinical trial in patients with wet AMD and expect to report topline data in the first half of 2021. We intend to initiate our global pivotal clinical program in wet AMD in the second half of 2021. We are also planning to initiate a Phase 2b trial in DME in the second half of 2021.

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Advance development of GB-103 to offer patients a once-a-year treatment for DR. GB-103 is a formulation of sunitinib in a longer-acting polymer with the potential to maintain therapeutic drug levels in the retinal tissue for up to 12 months from a single intravitreal injection. We believe GB-103 could significantly improve the standard of care for patients with DR. We are currently conducting IND-enabling activities and plan to initiate a Phase 1/2a trial in the first half of 2022.

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Develop GB-401 for the treatment of elevated IOP in patients with POAG. GB-401 may provide a sustained reduction in IOP for up to six months, thus avoiding fluctuations observed with the chronic use of topical therapies and potentially leading to better neuroprotection. If approved, GB-401 would eliminate the need for patient-administered IOP-lowering eye drops, reduce redness of the eye and eliminate systemic drug exposure. We expect to begin the clinical development of GB-401 with a dose-escalating Phase 1/2a trial to evaluate its safety, tolerability and pharmacodynamics in the second half of 2021.

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Leverage our ocular delivery technologies to expand our pipeline into other vision-threatening conditions. We will continue to explore other development opportunities with additional small molecule candidates for potential long-duration delivery in other vision-threatening conditions, such as dry AMD, geographic atrophy and retinitis pigmentosa. Our proprietary technologies have the potential to deliver combination therapies by either co-delivering two therapeutic compounds or co-administering our product with another approved drug. We may also consider licensing or acquiring the rights to complementary products, product candidates and technologies for the treatment of ophthalmic diseases to expand our pipeline.

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Commercialize our approved product candidates with our own specialty sales force and through partnerships. We have retained worldwide commercialization rights to all of our product candidates. Considering the number of ophthalmologists who perform most of the medical treatments and procedures for retinal diseases and glaucoma, we expect to commercialize our product candidates, if approved, in the United States with our own focused specialty sales force. We intend to build our own manufacturing capabilities for the commercial drug supply, but could also decide to keep contracting with third parties if it is more advantageous. We also intend to maximize the commercial value of our product candidates through potential partnerships or collaborations outside of the United States.

Differentiation of our product candidates

We believe that our proprietary technologies will allow us to develop therapeutics that may provide superior results to patients compared to existing ocular treatments, which present several critical limitations. We believe our product candidates present a number of competitive advantages over existing therapeutics:

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Extended durability and sustained drug delivery to improve visual outcomes in clinical practice: Currently approved anti-VEGF therapies work effectively but have limited durability. Most patients need to be injected every four to 12 weeks to experience positive visual outcomes. It has emerged that higher fluctuation in retinal thickness is associated with poorer visual outcomes. If approved, we believe that GB-102 would be an important intravitreal injection offering a six-month duration of action. Controlled and sustained drug delivery could limit the fluctuation in retina thickness associated with poorer visual outcomes. We believe GB-102, with only two injections a year, could provide a better balance between patient quality of life and disease-monitoring requirements, and deliver, in a real-world setting, increased compliance and ultimately improved visual outcomes.

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Differentiated mechanism of action: Our retina programs, GB-102 and GB-103, use sunitinib, a pan-VEGF inhibitor, which blocks all VEGF receptor types associated with angiogenesis, vascular permeability, cellular proliferation and fibrosis. GB-102 and GB-103 could potentially provide additional benefits over traditional anti-VEGF A inhibitors, as supported by an emerging body of evidence highlighting the mechanistic and clinical benefit of blocking the effect of VEGF-C and VEGF-D, in addition to VEGF-A. Moreover, sunitinib is a dual leucine zipper kinase, or DLK, inhibitor, which may result in a neuroprotective effect. Sunitinib’s broader mechanism of action has the potential to provide visual outcome benefits superior to the traditional anti-VEGF-A treatments.

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Versatile proprietary technologies: Our proprietary technologies can be tailored for different pharmacokinetic profiles. Our polymers can be tuned to provide varying drug elution profiles for a significant number of small molecules. Our proprietary technologies have the potential to deliver combination therapies by either co-delivering two therapeutic compounds or co-administering our product with another approved drug.

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Designed for Safety: Our polymers are biodegradable and bioabsorbable. They are designed to hydrolyze over a determined period of time and leave no residue in the eye. In preclinical studies, our proprietary technologies have not been associated with inflammation typically observed with the intraocular administration of conventional PLGA microparticles.

Wet AMD

Wet AMD is a common ocular disease caused by the growth of abnormal blood vessels under the central portion of the retina, or macula. This growth is triggered by VEGF, a protein produced by cells that stimulates the formation of new abnormal blood vessels, a process called neovascularization, and induces vascular permeability, leading to leakage and swelling of the retina. Anti-VEGF treatment has been shown to improve vision in patients with wet AMD when compared to either no treatment or laser alone.

According to the American Academy of Ophthalmology, it is estimated that 15 million people in North America have AMD. The prevalence of the disease is approximately 85 to 90% nonexudative, or dry, AMD and 10 to 15% wet AMD. As a greater percentage of Americans are living well beyond 60 years of age, more patients will become visually impaired from AMD than from glaucoma and diabetic retinopathy combined. Early intervention is essential to treat wet AMD; without treatment, vision rapidly declines. The figure below illustrates the primary effects of wet AMD.

Our market opportunity in wet AMD

In 2019, annual anti-VEGF sales reported for the treatment of retinal diseases exceeded $11 billion in 2019 globally. We believe a substantial majority of these sales were in connection with the treatment of wet AMD and DR. Avastin is also used off-label in approximately 60% of the wet AMD patients in the United States, therefore the potential therapeutic market is greater than reported. The wet AMD market has historically grown by approximately 8% as a consequence of an aging population and lack of preventative procedures.

Despite the significant benefits of existing therapeutic options, the need for frequent intravitreal injections is burdensome for both patients and retinal specialists. Retinal practitioners surveyed by the American Society of Retinal Specialists responded that their three greatest unmet needs are availability of long-acting sustained drug delivery, therapies that reduce treatment burden and new treatment mechanisms of action. According to a 2019 study of patient interviews in the United States, France and Australia, the factors affecting adherence from the patient perspective included the psychological burden of repeated intravitreal injections, the time burden of both treatment and monitoring visits for both patients and caregivers, which could take up to 12 hours per visit including travel time.

In clinical trials, intravitreal injections of anti-VEGF drugs resulted in significant gains in visual acuity for patients with retinal diseases. However, in settings outside of clinical trials, patients often receive less frequent injections than in clinical trial settings. Long-term observational studies in the United States, Europe and Japan have demonstrated that many patients with wet AMD lose visual acuity due to the challenges associated with receiving anti-VEGF injections at an optimal frequency.

The diagram below shows the declining visual acuity, or VA, results over four years after the first anti-VEGF injection in patients with wet AMD in the United States.

Most recently, it was shown that fluctuations between injections in retinal thickness in eyes receiving treatment for wet AMD is adversely associated with visual outcomes.

Diabetic retinopathy and diabetic macular edema

DR, which includes DME, is the leading cause of acquired vision loss in the young and middle-age adult population. Of an estimated 463 million people with diabetes mellitus, or DM, worldwide, approximately one-third have signs of DR and of these, a further one-third of DR is vision-threatening DR, including DME. Approximately 30 million people in the United States have diabetes, 10 million of whom suffer from DR, including 1.5 million with DME. DME affects central vision and can lead to a decline in vision ranging from slight visual blurring to blindness, substantially affecting independence and quality of life. If left untreated, DME is the most common cause of vision loss in patients with DR. The graph below illustrates the primary effects of DME compared to a healthy eye.

Our market opportunity in DR and DME

DME is the second largest market for anti-VEGF therapies, accounting for approximately $3.7 billion of sales worldwide and approximately $1.8 billion in the United States in 2019. It is estimated that there are three times as many DR patients as there are DME patients, which illustrates the commercial attractiveness of the DR indication for which short-acting anti-VEGFs have been recently approved. Multiple trials have shown that anti-VEGFs are also beneficial for the treatment of DR without DME; however, the need for frequent injections and follow-up in this often asymptomatic population leads to inadequate compliance and subsequent vision loss.

Our product candidates

GB-102

GB-102 is a potent small molecule multiple receptor tyrosine kinase inhibitor sunitinib malate, or sunitinib, formulated in our proprietary microparticles designed to be administered intravitreally every six months. Prior to administration, GB-102 is suspended in a buffered diluent and injected intravitreally similar to the standard in clinical practice with anti-VEGFs. Sunitinib is gradually released from the microparticle formulation into the vitreous chamber and is designed to sustain therapeutic drug levels in the ocular tissues for up to six months. Sunitinib also has a high binding affinity to the natural melanin pigment granules in the retina that allows the retinal pigmented epithelium, or RPE, to serve as a potential secondary drug reservoir and extend duration of action.

Sunitinib is an orally administered treatment for advanced renal, gastric and pancreatic malignancies that was originally approved in 2006. Oral sunitinib has demonstrated efficacy in murine laser choroidal neovascularization, or CNV, models and in wet AMD patients for the treatment of their cancers. However, because of a boxed warning related to hepatotoxicity for cancer indications, oral sunitinib has not been used for retinal indications. There are no reported cases of retinal toxicities in patients receiving continuous oral sunitinib for up to six years for the management of primary malignancies. In our preclinical and clinical studies, we have demonstrated that there are no detectable levels of sunitinib in the plasma after intravitreal injections of GB-102. Sunitinib’s mechanism of action is the inhibition of receptor tyrosine kinases, specifically of VEGF receptors 1, 2 and 3, blocking all VEGF signals, including VEGF-A, -B, -C and -D and placental growth factor, or PlGF, which are ligands implicated in pathologic neovascularization in patients with wet AMD. Moreover, sunitinib is a DLK-inhibitor, which may result in a neuroprotective effect.

Preclinical toxicology profile of GB-102

Preclinical toxicology results indicated that two intravitreal injections of GB-102 with a five-month interval and up to a 10-month observation period were well-tolerated in the eyes of rabbits and minipigs and supported intravitreal administration of up to 2 mg of GB-102 every six months in clinical trials.

Specifically, in the repeat dosing minipig study, GB-102 was well-tolerated based on all endpoint assessments, including no drug-related findings on histology of any localized tissue reaction or inflammatory response. There were no observations of adverse events and no drug-related effects on hematology, coagulation or clinical chemistry parameters, which is consistent with a lack of detectable systemic exposure. The ocular examination observations were limited to a transient, yellow discoloration of the vitreous humor and lens in some animals caused by the release of sunitinib, which has a natural yellow-orange color. The main findings in the repeat dose rabbit study include transient ocular inflammation not related to the investigational drug, and focal, peripheral and inferior lens opacities in some eyes due to the proximity of the depot to the lens. No additional toxicology studies are planned.

Our clinical trials

Phase 1/2a trial of GB-102 in patients with wet AMD

In January 2019, we completed our Phase 1/2a clinical trial of GB-102 in patients with wet AMD, or our ADAGIO trial. This trial enrolled patients with wet AMD diagnosed less than 18 months prior to enrollment who had received at least three prior injections of any anti-VEGF treatment and demonstrated a response to anti-VEGF treatment, defined as physician-reported improvement in vision or reduction in macular thickness. Eligible patients received a single injection of GB-102 and were followed for eight months. Monthly assessments included adverse events, best-corrected visual acuity, or BCVA, using the Early Treatment of Diabetic Retinopathy Study, or ETDRS, protocol letter score, central sub-field thickness, or CST, slit-lamp biomicroscopy, dilated fundoscopy and plasma blood samples to detect systemic levels of sunitinib. Patients were eligible for supportive anti-VEGF treatment if any of the following criteria were met: ≥ 10 letter loss in BCVA (ETDRS) with new or increasing intra- or sub-retinal fluid judged to be the cause in the reduction in BCVA; an increase of ≥ 75 µm in CST from baseline; new onset vitreous hemorrhage. Baseline demographics are summarized in the table below:

	0.25 mg N=8	0.5 mg N=8	1 mg N=8	2 mg N=8	Total N=32
Mean BCVA, ETDRS letters (Standard Deviation) Estimated Snellen equivalent	56.5 (11.1) 20/80	65.1 (9.9) 20/50	67.9 (7.5) 20/50	63.8 (14.3) 20/50	63.3 (11.3) 20/50

Mean CST, µm (Standard Deviation)	279 (84.3)	313 (78.4)	276 (57.4)	308 (53.2)	294 (68.7)

Mean number of prior anti-VEGF injections (Standard Deviation) Range	3.5 (0.9) 3–5	4.5 (1.1) 3–6	5.0 (3.4) 3–11	6.3 (3.1) 3–13	4.8 (2.6) 3–13

Mean days since last anti-VEGF injection (Standard Deviation) Range	45.3 (20.1) 19–82	74.9 (65.7) 30–218	62.4 (42.8) 30–163	54.6 (28.8) 27–112	59.3 (42.3) 19–218

Safety results. The trial met its primary endpoint of safety and tolerability with no ocular serious adverse events, dose-limiting toxicities or endophthalmitis. No patients discontinued treatment as a result of any drug-related adverse event. Four patients discontinued due to reasons unrelated to the drug.

Out of 32 patients enrolled in the trial, no GB-102 related non-ocular AEs and no ocular SAEs or dose limiting toxicities were reported. There were no detectable plasma levels of sunitinib in any patient. All drug related AEs were mild or moderate: In five patients, the only AE observed was vitreous floaters. In nine patients enrolled in the higher dose cohorts, medication presence was observed in the anterior chamber. All nine of those patients completed the trial.

The lowest dose had no cases of medication presence in the anterior chamber. For the three other doses, the median time to the observation of medication presence in the anterior chamber was 65 days post-injection (range 27 to 108 days). The management of medication presence in the anterior chamber consisted of topical corticosteroid drops, followed by either out-patient anterior chamber lavage (n=3) or observation alone (n=6).

Mild, transient elevations in IOP were observed in five of nine patients and managed with topical IOP-lowering medication. Medication presence in the anterior chamber was no longer detectable after one to two months due to biodegradation of the polymers.

Overall, the medication presence in the anterior chamber appeared to be self-limited and reversible, with no long-term consequences. Since then, we have revised the manufacturing process of GB-102 to significantly enhance the rapidity and firmness of particle aggregation. This optimized version of GB-102 is being used in both Phase 2 studies.

Table below shows AEs per patient and events in all doses of ADAGIO trial.

Pharmacodynamic responses. All dose cohorts demonstrated maintenance of visual acuity and macular stability, while maintaining retinal thickness. Even in the 2 mg dose group, where the BCVA was confounded by presence of vitreous floaters and medication in the anterior chamber, there was a consistent maintenance of macular thickness similar to the other dose groups, indicating disease control.

The figure below illustrates the mean BCVA at all visits and historic average during anti-VEGF induction (open circle) in our Phase 1/2a trial of GB-102 in patients with wet AMD. A single injection of GB-102 was able to maintain visual acuity, represented by BCVA for six months or more in wet AMD patients who previously required eight injections of short-acting anti-VEGF per year to achieve similar functional control.

The figure below illustrates the mean CST at all visits and historic baseline during anti-VEGF induction (open circle) in our Phase 1/2a trial of GB-102 in patients with wet AMD.

A single injection of GB-102 was able to control CST for six months or more in wet AMD patients who previously required eight injections of short-acting anti-VEGF per year to achieve similar anatomical control.

Duration of response. A general dose-duration response at six months was observed across the first dosing cohorts. The graph below demonstrates that patients enrolled into the trials required between seven and nine injections a year to control their disease. Upon receiving a single injection of GB-102, the retinal thickness and visual acuity was controlled in majority of patients for six months or more.

GB-102 appeared to reduce the overall number of anti-VEGF injections through six months. An analysis of the frequency of anti-VEGF treatment shows over 80% reduction of anti-VEGF injections observed in all dose groups.

The figure below illustrates that the need for additional anti-VEGF supportive therapy in the eight-month observation period. Following GB-102 administration was significantly lower than the number of anti-VEGF injections prior to receiving GB-102 (mean anti-VEGF injections per month, plus or minus standard error of measurement, or SEM).

All four patients receiving 2 mg of GB-102 that received additional anti-VEGF supportive therapy before six months did so because they qualified for the visual acuity criterion due to the presence of vitreous floaters and/or medication in the anterior chamber confounding BCVA measurement.

The graph below shows the proportion of patients free from additional anti-VEGF supportive therapy at six-month following a single injection of GB-102 was 63%, 75%, 88% and 50% for the 0.25, 0.5, 1 and 2 mg doses, respectively.

In the ADAGIO trial, GB-102 met its primary endpoint of safety and tolerability with no ocular SAEs or dose limiting toxicities. Our data demonstrated that for patients who required an average of eight injections per year to control their disease, a single injection of GB-102 at various doses was able to maintain their central retinal thickness and visual acuity for six months or more, while significantly reducing the frequency of injection. The overall best performing dose was the 1 mg, which controlled the disease in seven out of eight patients for six months, and in four out of eight patients beyond eight months.

Since the most commonly reported ocular AE was presence of medication in the anterior chamber, we optimized the manufacturing process for GB-102 to enhance its binding affinity thus improving its ability to aggregate post injection. This optimized version is being used for subsequent trials.

Phase 2 clinical trials

Phase 2a trial of GB-102 in ME secondary to DME or RVO. In September 2019, we initiated a Phase 2a clinical trial of GB-102 in 21 patients with ME secondary to DME and RVO. This trial was designed to be a six-month, single injection, multicenter, open-label, parallel arm trial with a primary endpoint of safety and tolerability of two dose levels of GB-102 (1 and 2 mg).

Six centers in the United States enrolled 21 patients (n=10 DME; n=5 BRVO; n=6 CRVO) who had received at least three prior injections of anti-VEGF and shown at least some response within the last 24 months. In addition to the primary safety and tolerability endpoints noted above, secondary endpoints of the ME study were pharmacodynamics measures including mean change from baseline in BCVA (ETDRS), mean change from baseline in CST (SD-OCT), and time to rescue treatment. As the focus of the ME trial was safety, disease control was not a requirement at enrollment, and patient eligibility was not verified by independent third parties. On average, at enrollment, patients required eight injections per year to control their disease. Eligible patients received GB-102 (1 or 2 mg) at day 1 and were followed monthly.

Table below represents the baseline demographic of patients in the ME study.

There were no drug related non-ocular AEs in the trial. The 1 mg dose met its primary endpoint of safety and tolerability with seven out of ten patients demonstrating no adverse events. One patient had only vitreous floaters and one patient had vitreous floaters, medication present in the vitreous, and reduction in vision. The other AEs occurred in a single patient with medication present in the anterior chamber. The 2 mg dose was associated with medication present in the anterior chamber of five out of 11 patients. The majority of AEs occurred in these patients. Two SAEs were reported in a single patient (severe vision loss due to presence of medication in the anterior chamber and corneal edema as a result of wash-out of the anterior chamber). On the basis of an interim analysis performed at month 3 in the ME trial, it was determined that the 1 mg dose was well-tolerated. We believe that the number of microparticles injected in the 2 mg dose (approximately 2 million) were too many to allow adequate aggregation. The graphic below, photographed using wide field color fundus photography, represents an example of progression of the GB-102 1 mg depot throughout the six-month observation period.

Table below represents the drug-related adverse events reported in the ME trial.

These results provided additional support for the potential advancement of GB-102 1 mg dose into pivotal trials.

Phase 2b trial of GB-102 in patients with wet AMD. We initiated the Phase 2b ALTISSIMO trial in September 2019 and expect to report topline data in the first half of 2021. ALTISSIMO is a 12-month, multicenter, prospective, double-masked, randomized (3:3:2), 3-parallel arm trial comparing two doses of GB-102 (1 and 2 mg) administered every six months to aflibercept administered every two months in patients with anti-VEGF-responsive wet AMD.

Similar to the population in the ADAGIO trial, key eligibility criteria include patients with wet AMD diagnosed less than 18 months prior to enrollment, who had received at least three prior injections of any anti-VEGF and demonstrated response to anti-VEGF treatment, defined as physician-reported reduction in macular thickness. In addition, those patients received an anti-VEGF injection within 21 days of screening. Eligible patients will receive either GB-102 (1 or 2 mg) or aflibercept at day one and will be followed monthly for 12 consecutive months. Monthly assessments include adverse events, BCVA, CST, complete ophthalmic examination, wide-field fundus photography and plasma blood samples to detect systemic levels of sunitinib.

Patients will be eligible for additional anti-VEGF supportive therapy (aflibercept) if they meet the following prespecified criteria:

•	Decrease in BCVA (any of the following criteria):

•	≥ 5 ETDRS letter decrease compared with the average of last 2 visit BCVA ETDRS letter scores, and/or,

•	≥ 10 ETDRS letter decrease compared with best on-study BCVA ETDRS letter score.

•	Increase in CST (any of the following criteria):

•	≥ 75 µm compared with the average of the last 2 visit CST measurements (µm), and/or,

•	≥ 100 µm compared with the lowest on-study CST measurement (µm).

We initially designed the ALTISSIMO trial to enroll 160 patients and initiated the trial in September 2019. In December 2019, we voluntarily paused enrollment as a precautionary measure following the report of a single patient experiencing SAEs with the 2 mg dose in the Phase 2a trial of GB-102 in ME patients, as noted in the table above. Interim safety analyses of the macular edema trial demonstrated that five out of 11 patients in the 2 mg dose had medication in the anterior chamber as compared to one patient in the 1 mg dose. We then performed an ad-hoc interim safety analysis of ALTISSIMO in February 2020. In order to preserve data integrity, trial personnel including investigators, patients, study technicians and reading center remained masked at all times. No drug related SAEs were reported in ALTISSIMO. Presence of medication in the anterior chamber was reported in four patients in the GB-102 2 mg dose group and one patient in the 1 mg dose group.

Based on the number of patients in the 2 mg dose group who had medication in the anterior chamber in our ME and the ALTISSIMO trials, we decided to terminate the development of the GB-102 2 mg dose in all of our clinical trial programs. In addition, we capped enrollment in the ALTISSIMO trial at 56 patients as we had sufficient patients to explore repeat dosing with the GB-102 1 mg dose. We amended the protocol of the ALTISSIMO trial to ensure the GB-102 1 mg dose is used for re-dosing of all patients on GB-102 at month six, regardless of their original dose assignment. Finally, following discussions with the FDA, we shifted the primary endpoint—median time to first additional anti-VEGF supportive therapy—from month ten to month 12. On the basis of a safety analysis of the ME trial and interim safety data in the ALTISSIMO trial, we terminated the development of the GB-102 2 mg dose in all of our clinical trial programs and amended the protocol of the ALTISSIMO trial.

The revised ALTISSIMO trial design is provided in the figure below:

The results of the ADAGIO and ALTISSIMO trials, together with published clinical data in wet AMD, will inform the trial design of pivotal Phase 3 trials. We plan to initiate a Phase 2b trial in DME in the second half of 2021.

GB-103: Potential for once-per year dosing of sunitinib in DR

GB-103 is intended to be a longer-acting version of GB-102 with the potential to maintain therapeutic drug levels in the retinal tissue for up to 12 months from a single intravitreal injection. We believe that GB-103’s potential 12-month durability and reduction in frequency of injections could significantly improve the standard of care for DR patients.

We are in the process of optimizing our GB-103 formulation, which will inform the timing and design of the clinical development program to explore indications in DR. The development of GB-103 will also be informed by the extended duration of treatment that is achievable through GB-102. We are currently conducting IND enabling activities and plan to initiate a Phase 1/2a trial in the first half of 2022.

In preclinical models, GB-103 demonstrated longer sustained drug levels of sunitinib in ocular tissues in comparison to GB-102. The figure below illustrates the in vivo correlation of drug release kinetics in a rabbit vitreous comparing GB-102 (blue, circles) with GB-103 (pink squares). The estimated 12-month duration of GB-103 results from 10 months release from our proprietary microparticles plus an estimated additional two months in which sunitinib is released from the RPE melanin, extending drug presence in target tissues. The longer duration is accomplished through adjusting the properties of our biodegradable polymer.

The figure below illustrates in vivo tissue drug levels of sunitinib from a single injection of either GB-103 (red, squares) or GB-102 (blue, circles) in a rabbit eye. High levels of sunitinib that are many folds above the KiVEGF are observed in the retina (left) and RPE/choroid (right) throughout the entire studies. Ki is the inhibitory constant and reflects how much drug is required to block the receptor. Drug tissue levels that are higher than the Ki indicate that there is theoretically sufficient drug concentration available to block the action of the receptor.

Preclinical toxicology profile of GB-103

As GB-103 has the same active ingredient and a similar polymer composition as GB-102, we expect that GB-103 will be well tolerated in the eye. Since the ocular drug exposure is the same or lower with GB-103 than with GB-102 in preclinical pharmacokinetics studies, we plan to use the completed GB-102 preclinical toxicology studies to support clinical trials of GB-103.

GB-401

Disease overview

Glaucoma is an optic neuropathy that is characterized by the progressive degeneration of the optic nerve, leading to visual impairment, and is a leading cause of irreversible vision loss worldwide. POAG is the most common type of glaucoma.

Though the specific mechanism of neuronal damage in POAG has not been fully identified, progressive visual field loss is associated with increased IOP. Chronically elevated IOP can lead to neuronal degeneration and retinal ganglion cell death with resulting disruption of the visual pathway. Increased IOP is caused by the over-production of the clear fluid in the eye behind the cornea, or aqueous humor, and/or decreased drainage of the aqueous humor from the eye. Currently approved topical eye drops can lower IOP by either decreasing aqueous humor production and/or enhancing aqueous humor drainage when used as directed by a physician. These medications must be administered up to four times per day, and it is estimated that approximately 30% of patients often require more than one medication.

As shown in the figure below, in the healthy eye, the ciliary body produces fluid that circulates through the pupil and drains in the corner, or the angle, of the eye where the cornea and iris meet. In POAG, pressure in the eye can increase if there is increased fluid production and/or decreased drainage in the angle leading to elevated IOP. Chronically elevated IOP can lead to neuronal degeneration and retinal ganglion cell death with resulting disruption of the visual pathway.

Market overview

Glaucoma is a leading cause of irreversible vision loss affecting approximately 76 million people worldwide in 2020, including approximately 2.7 million people in the United States. The global POAG therapeutics market is estimated to reach approximately $3.8 billion in 2026, of which the United States represents approximately $2.9 billion.

Various drug classes for glaucoma therapy include prostaglandin analogs, or PGAs, beta-blockers, alpha-adrenergic agonists, carbonic anhydrase inhibitors, rho-kinase inhibitors, combination drugs and others. PGAs are preferred as first-line therapy for glaucoma due to their effectiveness in reducing IOP, once-daily dosing and reduced side effects as compared to other therapies. The PGA segment accounted for a market share of approximately 50% in the United States in 2018 and is expected to remain dominant until meaningfully superior agents are developed and approved. The second most prescribed class of drops is beta-blockers, however with a less favorable systemic side effect profile, including decreased heart rate, slowed breathing rate and decreased blood pressure.

A number of procedures have been developed to treat patients whose disease has significantly progressed. These include laser or surgical treatments reserved for patients for whom other measures have failed.

Unmet need

Importance of greater compliance in glaucoma is considered a large unmet need. It is estimated that approximately 50% of patients stop taking their glaucoma medications within the first six months of treatment initiation due to various reasons, including forgetfulness, lack of disease awareness and/or cost. Poor adherence to glaucoma medication regimens has been documented in numerous independent studies, particularly in patients on two or more prescription eye drops. Additionally, studies show that more than 30% of patients often require more than one medication.

Furthermore, because glaucoma progresses slowly and causes few symptoms, patients often do not adhere to their medication regimens as prescribed until the disease has progressed to the point of significant vision loss. As a result, despite the availability of medication to treat glaucoma, progressive visual loss and blindness still often occur. According to a 2015 analysis published in the Translational Vision Science & Technology Journal, 15% to 20% of glaucoma patients progress to blindness within 15 to 20 years of diagnosis.

Our goal is to provide sustained reduction of elevated IOP associated with POAG to increase compliance for patients and improve the medical management of glaucoma. For patients, our goal is to eliminate the need for daily eye drops required to manage elevated IOP. For physicians, our goal is to design a long-acting IOP-lowering treatment that can be administered in the office through intravitreal injections, ensuring patient compliance for up to six months.

Our solution

GB-401 has the potential to reduce elevated IOP for at least six months. GB-401 is an inactive new chemical entity, or NCE, prodrug of a beta-adrenergic receptor inhibitor, or beta-blocker, formulated with our proprietary microparticle technologies for controlled release and is designed to be administered intravitreally once every six months. Upon exposure to water under physiologic conditions, the prodrug is released from the polymer and is converted into the active beta-blocker by hydrolysis. The polymer biodegrades into normal metabolic by-products of lactic and glycolic acid and is naturally cleared from the eye.

GB-401 is designed to provide controlled drug release with minimal burst effects that can result in potential systemic exposure of the beta-blocker. The figure below illustrates sustained in vitro drug release from GB-401 for 180 days at 37° C without a burst effect.

Beta-blockers have been used as the comparative control for the approval of topical agents for IOP reduction, including PGAs, carbonic anhydrase inhibitors, rho-kinase inhibitors and alpha-adrenergic receptor agonists. Beta-blockers must be administered twice daily and often produce systemic exposure which can lead to decreases in heart rate, blood pressure and respiratory function. Though prostaglandins are the leading class of agents used to reduce IOP, evidence suggests that continuous exposure may lead to loss of IOP reduction effects that may be due to receptor fatigue from continuous stimulation, as well as poor compliance due to topical side effects.

We believe that GB-401 has the potential to provide sustained reduction in IOP for at least six months, thus eliminating the need for frequent patient-instilled eye drops. GB-401 could also improve tolerability by reducing ocular hyperemia (red eyes due to irritation) and sunken eye (reduction in peri-orbital fat), which are common side effects for PGAs and rho-kinase inhibitors, while eliminating systemic drug exposure. Therefore, we believe our proprietary beta-blocker technology represents a validated but differentiated pharmacological approach.

Our preclinical study results

Set forth below is a summary of data from our preclinical studies to date:

•

In a rat model for ocular hypertension, we observed sustained IOP reduction from a single intravitreal injection that appeared to be at least as potent as twice daily administration of topical timolol 0.5% ophthalmic solution for 28 days.

•	In pigmented rabbit eyes, we observed sustained therapeutic tissue drug levels for at least six months from a single intravitreal injection.

•	In a six-month good laboratory practice, or GLP, toxicity study in minipigs, no active beta-blocker was detected in the plasma at any dose or time point.

The figure below illustrates the proof of concept study in a rat ocular hypertension, or OHT, model. The control group received no drug (black dotted lined). The active control group (gray bar) received twice daily topical timolol 0.5% and demonstrated 10 to 15% relative reduction in IOP. Following a single administration of GB-401 intravitreally, the low dose (green circles) and high dose (pink squares) groups demonstrated statistically significant reductions in IOP compared to baseline (p<0.05). The results suggest that intravitreal administration of GB-401 may be at least as potent in reducing IOP as traditional timolol eye drops.

The figure below illustrates tissue drug levels of the GB-401 beta-blocker from a single intravitreal injection at day one comparing low (pink squares) and high dose (green circles) in the iris-ciliary body of pigmented rabbit eyes. The levels of the beta-blocker are above the Ki required to inhibit the beta-adrenergic receptors at all recorded time points out through six months.

Preclinical toxicology profile of GB-401

The toxicology profile of GB-401 has been evaluated in a six-month GLP toxicology study in minipigs following a single intravitreal injection. GB-401 was shown to be well tolerated in this study. There were no observations of adverse events and no test article-related effects on mortality, body weight, hematology, coagulation or chemistry parameters. In addition, there were no significant ocular observations associated with GB-401 based on ophthalmoscopic examinations, IOP and electroretinogram. There were no test article-related macroscopic or microscopic findings, either. Systemic levels of the GB-401 active beta-blocker were not detected in the plasma at any dose or time point.

Our future development plans

We plan to pursue clinical development for GB-401 under a 505(b)(2) regulatory pathway, which obviates the need to conduct repeat preclinical toxicology and safety studies. We intend to rely in part on the FDA’s prior findings for the previously approved active pharmaceutical ingredient, or API, as well as relevant publications, and to conduct additional GLP toxicology studies with GB-401, to support the GB-401 IND and any future 505(b)(2) NDA. At the time of NDA submission, we expect to provide the FDA with all required nonclinical elements in the NDA either directly through original studies, published literature, and the FDA’s prior findings as reflected in the approved labeling for the previously approved API which contains the same API as GB-401. We plan to initiate a first-in-human, multicenter, open-label, sequential escalating dose-cohorts Phase 1/2a clinical trial evaluating the safety, tolerability and pharmacodynamic effects of a single intravitreal injection of GB-401 with POAG in the second half of 2021. The primary endpoint will be the occurrence of ocular and non-ocular adverse events. Secondary endpoints will include pharmacodynamic evaluation of IOP. In pursuing the 505(b)(2) pathway, we expect to rely upon this Phase 1/2 clinical trial, as well as two Phase 3 trials, which we currently envision as multi-center, randomized, double-blind trials with dosing once every 6 months in patients with POAG or ocular hypertension, with approximately 350 to 600 participants per trial. The final Phase 3 trial designs and sample sizes will be determined based upon our ongoing discussions with the FDA and the results of the Phase 1/2a trial.

Commercialization

We currently have no sales, marketing or commercial product distribution capabilities. We intend to start developing commercialization capabilities after the data read-out from the ALTISSIMO trial in patients with wet AMD in the first half of 2021.

If GB-102 receives regulatory approval, we plan to commercialize it in the United States with our own specialty sales force. We believe that retinal specialists in the United States, who perform most of the medical procedures involving diseases of the back of the eye, are sufficiently concentrated that we expect to be able to effectively promote GB-102 to these specialists with our own sales and marketing group. We expect to use a variety of types of collaboration, distribution and other marketing arrangements with one or more parties to commercialize GB-102 in markets outside the United States.

If GB-401 receives marketing approval, we plan to commercialize it in the United States with our own specialty sales force. Similar to GB-102, we will explore a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties in markets outside the United States.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, generic drug companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have significantly greater financial and human resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These organizations compete with us for recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring products, product candidates or other technologies complementary to our programs.

The key competitive factors affecting the success of GB-102, if approved, are likely to be its efficacy, safety, method and frequency of administration, on-mechanism durability of therapeutic effect, convenience, price, level of generic competition and availability of coverage and reimbursement from government and other third-party payors. The method of administration of GB-102, intravitreal injection, is commonly used to administer ophthalmic drugs for the treatment of severe disease and is generally accepted by patients facing the prospect of severe visual loss or blindness. However, a therapy that offers a less invasive method of administration might have a competitive advantage over one administered by intravitreal injection, depending on the relative efficacy, safety and durability of the other method of administration.

The current standard of care for wet AMD and DME is monotherapy administration of anti-VEGF drugs, principally Avastin, Lucentis and Eylea, which are well-established therapies and are widely accepted by physicians, patients and third-party payors, as well as Beovu, the most recently approved anti-VEGF drug. There are also several product candidates in late-stage development, including those being developed by F. Hoffmann-La Roche AG, Kodiak Sciences Inc., Chengdu Kanghong Pharmaceutical Group Co., Ltd. and Opthea Limited. Physicians, patients and third-party payors may not accept the addition of GB-102 to their current treatment regimens for a variety of potential reasons, including:

•	if they do not wish to incur the additional cost, if any, of GB-102;

•	if they perceive the addition of GB-102 to be of limited benefit to patients compared to existing treatment options;

•	if sufficient coverage and reimbursement are not available; and

•	if they do not perceive GB-102 to have a favorable risk-benefit profile.

We are developing GB-102 as an alternative to existing anti-VEGF drugs, including Avastin, Lucentis, Eylea and Beovu. Accordingly, GB-102 would directly compete with these therapies. While we believe GB-102 will compete favorably with existing anti-VEGF drugs, future approved standalone or combination therapies for wet AMD with demonstrated improved efficacy over GB-102 or currently marketed therapies with a favorable safety profile and any of the following characteristics might pose a significant competitive threat to us:

•	a mechanism of action that does not involve VEGF;

•	a duration of action that obviates the need for twice-yearly intravitreal injection;

•	a method of administration that effectively avoids intravitreal injection; and

•	significant cost savings or reimbursement advantages compared to GB-102 and other anti-VEGF therapies.

Our commercial opportunity could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. An anti-VEGF gene therapy product might substantially reduce the number and frequency of intravitreal injections when treating wet AMD and DME, making GBV-102 unattractive to physicians and patients. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected because in many cases insurers or other third-party payors seek to encourage the use of generic products.

We expect that product candidates currently in clinical development, or that could enter clinical development in the near future, could represent competition, if approved. These product candidates may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. Because there are a variety of means to treat wet AMD and DME, our patents and other proprietary protections for GB-102 will not prevent development or commercialization of product candidates that are different from GB-102.

Manufacturing

We do not have any manufacturing facilities or personnel, other than personnel who manage our CMO relationships. We currently rely, and expect to continue to rely, for the next few years, on third parties for the manufacture of our product candidates undergoing preclinical testing and clinical testing.

All of our drug candidates include small molecules and are manufactured in synthetic processes from base materials. We purchase the active pharmaceutical ingredient, or API, from a reliable source and we believe that our manufacturing process is amenable to scale-up and does not currently require unusual equipment. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities. We anticipate that these arrangements will be sufficient for the manufacture of our product candidates until our planned manufacturing facility is established and operational.

Although we plan to establish our own manufacturing facility, we may continue to rely on CMOs for parts of the process, such as filling and labelling of our products for commercial sale. By establishing our own manufacturing facility, we expect to minimize or eliminate our reliance on CMOs. We believe that having control over the whole manufacturing process will allow us to reduce cycle times, increase the robustness and consistency of the process and reduce cost of goods for commercial production. We also believe that having a dedicated manufacturing facility will allow us to optimize commercial-scale processes.

Intellectual property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our therapeutic products for ocular diseases, which include our novel microparticle aggregation technology, to deliver known active agents such as sunitinib as well as our novel prodrugs such as that in GB-401. We also seek to protect our proprietary methods of treatment using our microparticles for ocular disease, alone and in combination with other therapeutic agents. In addition, we seek protection on processes for the production of our aggregating microparticles, and dosing regimens and formulations for the ocular administration of our microparticles. Our success also depends on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights.

Our policy is to seek to protect our proprietary position by filing or exclusively licensing U.S. and foreign patent applications covering our proprietary technologies, inventions and improvements that are important to the development and implementation of our business. In addition, we currently plan to seek patent term adjustments, restorations and/or patent term extensions where applicable in the United States, Europe and other jurisdictions. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Additionally, we expect to benefit, where appropriate, from statutory frameworks in the United States, Europe and other countries that provide a period of regulatory data exclusivity to compensate for the time required for regulatory approval of our drug products.

We are the sole owner of ten patent families covering our products and proprietary aggregating microparticle technology, which include composition of matter, methods of use and processes of manufacture, as described in more detail below. Our owned patent estate as of July 17, 2020, on a worldwide basis, includes 83 granted or pending patent applications with eight granted U.S. patents, six pending U.S. non-provisional applications, one pending U.S. provisional application, four pending international patent applications filed under the Patent Cooperation Treaty and 64 pending patent applications that have entered the national phase of prosecution in countries outside the United States.

We have exclusively licensed five patent families from Johns Hopkins University, or JHU, described below, and have granted an exclusive sublicense to Kala Pharmaceuticals, Inc., or Kala, solely in the area of delivery through a mucosal barrier for the five families licensed from JHU only. Our patent estate exclusively licensed from JHU as of July 17, 2020, on a worldwide basis, includes 50 granted or pending patent applications with eight granted U.S. patents, five pending U.S. non-provisional applications and 37 pending or granted patents that have entered the national phase of prosecution in countries outside the United States.

We continually assess and refine our intellectual property strategies as we develop new technologies and product candidates. We plan to file additional patent applications based on our intellectual property strategies where appropriate, including where we seek to adapt to competition or to improve business opportunities. Further, we plan to file patent applications, as we consider appropriate under the circumstances, to protect new technologies that we develop. Our patent filing strategy generally includes seeking patent protection in the United States, the European Union and China (which may include Macau and Hong Kong) and may in addition seek protection in countries where we believe such protection is likely to be useful, including one or more of Argentina, Australia, Brazil, Canada, countries of the Gulf Cooperation Council, India, Israel, Japan, Mexico, Russia and Taiwan.

The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. The term of a U.S. patent may be extended to compensate for the time required to obtain regulatory approval to sell a drug, referred to as a patent term extension, or by delays encountered during patent prosecution that are caused by the PTO, referred to as patent term adjustment. For example, the Hatch-Waxman Act permits a patent term extension for FDA-approved new chemical entity drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review and diligence during the review process. Patent term extensions in the United States cannot extend the term of a patent beyond a total of 14 years from the date of product approval, and only one patent covering an approved drug or its method of use may be extended. A similar kind of patent extension, referred to as a Supplementary Protection Certificate, is available in Europe. Legal frameworks are also available in certain other jurisdictions to extend the term of a patent. We currently intend to seek patent term extensions on any of our issued patents in any jurisdiction where we have a qualifying patent and the extension is available; however, there is no guarantee that the applicable regulatory authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Further, even if our patent is extended, the patent, including the extended portion of the patent, may be held invalid or unenforceable by a court of final jurisdiction in the United States or a foreign country.

Current issued patents and patent applications covering the composition of matter for our present clinical candidates GB-102 and GB-103 will expire on dates ranging from 2031 to 2039, if the applications are issued and held valid by a court of final jurisdiction if challenged. Current issued patents and patent applications covering our clinical candidate GB-401 will also expire on dates ranging from 2031 to 2041, if the applications are issued and held valid if challenged. Our pending applications on additional methods of use of our clinical candidates, should they issue, will expire in 2039. We plan to file additional applications on aspects of our innovations that may have patent terms that extend beyond these dates. However, any of our patents, including patents that we may rely on to protect our market for approved products, may be held invalid or unenforceable by a court of final jurisdiction. Alternatively, we may decide that it is in our interest to settle a litigation in a manner that affects the term or enforceability of our patent. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights. Accordingly, we cannot predict the breadth or enforceability of claims that have been or may be granted on our patents or on third-party patents. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to obtain and maintain our proprietary position for our microparticle technologies and novel prodrugs will depend on our success in enforcing the claims that have been granted or may grant. We do not know whether any of the pending patent applications that we have filed or may file or license from third parties will result in the issuance of any additional patents. The issued patents that we own or may receive in the future may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize drugs with similar mechanisms of action and/or duplicate our methods of treatments or strategies without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

GB-102 and GB-103 patent coverage

Patents solely owned by us

We own a first patent family that generally describes our proprietary surface modifying microparticle technology that allows the microparticles to remain separate prior to in vivo administration and then aggregate in vivo into at least one microparticle of at least 500 microns that provides controlled drug delivery. Alternatively, the microparticle can be aggregated into an implant that is used in the eye. This family consists of one issued U.S. Patent (US 10,441,548) and two pending U.S. applications (US 2020/0000734 and US 2020/0000735) covering the GB-102 and GB-103 aggregating microparticle composition-of-matter and their pharmaceutical compositions. Several pending corresponding patent applications cover methods of use of these aggregated microparticles and their processes of manufacture. This patent family is now also in the national stage of prosecution in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Israel, India, Japan and Mexico. The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2036, without regard to any extensions, adjustments or restorations of term that may be available under national law.

We also own a second patent family that cover additional microparticle formulations and methods of manufacture, including for example suspensions of GB-102 or GB-103 and lyophilized solid GB-102 or GB-103 that have been treated to remove adhered air or gas. It consists of two U.S. applications, US 2018/0326078 and USSN 16/821,738, and is currently in the national phase of prosecution in Australia, Bahrain, Brazil, Canada, China, Europe, Israel, India, Japan, Kuwait, Mexico, Oman, Russia, Qatar, Saudi Arabia and the United Arab Emirates, that The expected year of expiration for this patent family, if issued, valid and enforceable, is 2038, without regard to any extensions, adjustments or restorations of term that may be available under U.S. or other national laws.

We own a third patent family that discloses coordinated control of a number of processing factors that result in a significantly harder or more durable aggregated microparticle, and which may be used in the process of manufacture of our GB-102 or GB-103 products. This family includes one international application filed under the Patent Cooperation Treaty, PCT/US19/61859 (which we intend to file in the United States and other selected foreign countries on or before the deadline to do so), one patent application filed in Taiwan and one patent application filed in Argentina. The expected year of expiration for this patent family, if issued, valid and enforceable, is 2039, without regard to any extensions, adjustments or restorations of term that may be available under U.S. or other national laws.

In addition, we own a fourth patent family that discloses various processes for the manufacture of our aggregating microparticles that can be used to manufacture GB-102 or GB-103. The family includes one international application filed under the Patent Cooperation Treaty, PCT/US2019/028803 (which we intend to file in the United States and other selected foreign countries on or before the deadline to do so). The expected year of expiration for this patent family, if issued, valid and enforceable, is 2039, without regard to any extensions, adjustments or restorations of term that may be available under U.S. or other national laws.

Patent Filings Exclusively Licensed from JHU

We have exclusively licensed from JHU a first patent family that claims microparticles with a hydrophobic polymeric core (such as PLGA or PLA or a combination of both PLGA and PLA) and a hydrophilic coating (such as PLGA permanently linked to polyethylene glycol) to reduce inflammation for intraocular injections and their methods of use. This patent family includes four U.S. Patents (US 8,889,193; US 9,566,242; US 9,937,130; and US 10,369,107). This patent family also currently includes one pending U.S. application, US 2019/0321297, as well as corresponding patent applications Europe and Canada. The expected year of expiration for this patent family, where issued, valid and enforceable, is 2031, without regard to any extensions, adjustments or restorations of term that may be available under national law.

We have also exclusively licensed from JHU a second patent family, which covers sunitinib-encapsulated polymeric microparticles, including GB-102 and GB-103, and their use as therapeutic compositions to treat disorders of the eye. This patent family currently includes two U.S. pending applications, US 2017/0273901 and US 2019/0275001 and is also pending in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Oman, Qatar, Russia, Saudi Arabia and United Arab Emirates. The expected year of expiration for this patent family, where issued, valid and enforceable, is 2035, without regard to any extensions, adjustments or restorations of term that may be available under national law.

A third patent family exclusively licensed from JHU discloses method for reducing neuronal damage in the eye that includes administration of a sustained release formulation of dual leucine kinase inhibitor in a polymeric particle, and wherein the dual leucine kinase inhibitor may be sunitinib. This family consists of one issued U.S. Patent, US 10,525,034, one pending U.S. application, US 2020/0147044, and corresponding applications in Europe, China, Japan and Hong Kong. The expected year of expiration for this patent family, where issued, valid and enforceable, is 2035, without regard to any extensions, adjustments or restorations of term that may be available under national law.

GB-401 patent coverage

We own a fifth patent family that describes the composition of matter of a range of proprietary prodrugs, one of which is a prodrug of a beta-adrenergic receptor inhibitor that is in GB-401. This patent family provides the basis for compound (new chemical entity), pharmaceutical compositions and methods of use of these prodrugs. The family includes one pending U.S. patent application, US 2020/0031783, and corresponding applications in Australia, Bahrain, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Kuwait, Mexico, Oman, Russia, Qatar, Saudi Arabia and the United Arab Emirates. The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2038, without regard to any extensions, adjustments or restorations of term that may be available under national law.

We own a sixth patent family that describes microparticles and implants with high-drug loadings of GB-401. This family includes one provisional application and the expected year of expiration for this patent family, if issued, valid and enforceable, is 2041, without regard to any extensions, adjustments or restorations of terms that may be available under U.S. or other national laws.

The four patent families that we solely own described above covering GB-102 and GB-103 also cover aggregating microparticles that encapsulate GB-401, pharmaceutical compositions of these aggregating microparticles, and methods of use. Therefore, we have six patent families that cover GB-401 as a compound and in an aggregating microparticle, and their uses and manufacture.

In addition, the first patent family exclusively licensed from JHU described above that describes polymeric microparticles has claims that cover GB-401, pharmaceutical compositions of these microparticles, and methods of use.

Patent filings that cover additional novel prodrugs, compositions, uses and manufacture

Patent filings solely owned by us

We also own several patent families that cover additional novel prodrugs, pharmaceutical compositions and methods of use in the area of ocular therapy. We may or may not develop these inventions to commercial products, and we have the possibility to license undeveloped technologies to other entities where advantageous to us.

The seventh patent family owned by us covers an extensive number of novel prodrugs, including prodrugs of sunitinib, timolol, brinzolamide and dorzolamide, pharmaceutical compositions, and methods of use for ocular therapy. The family includes seven granted U.S. Patents (US 9,808,531; US 9,956,302; US 10,098,965; US 10,111,964; US 10,117,950; US 10,159,747; and US 10,485,876) and is currently pending in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Israel, India, Japan and Mexico. The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2036, without regard to any extensions, adjustments or restorations of term that may be available under national law.

The eighth patent family covers prodrug derivatives of ethacrynic acid, timolol, brinzolamide and pharmaceutical compositions, and methods of use for ocular disorders, including the lowering of intraocular pressure. The patent family includes one U.S. pending application and corresponding applications in Australia, Canada, China, Europe, Japan and Russia. The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2038, without regard to any extensions, adjustments or restorations of term that may be available under national law.

The ninth patent family covers novel prodrugs of loop diuretics, pharmaceutical compositions, and methods of use for ocular disorders, including the lowering of intraocular pressure. This family includes one international application filed under the Patent Cooperation Treaty, PCT US 2019/029416 (which we intend to file in the United States and other selected foreign countries on or before the deadline to do so). The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2039, without regard to any extensions, adjustments or restorations of term that may be available under national law.

Our tenth patent family includes one international application filed under the Patent Cooperation Treaty, PCT/US19/53513 (which we intend to file in the United States and other selected foreign countries on or before the deadline to do so), and one patent application filed in Taiwan that covers additional novel prodrugs of sunitinib, brinzolamide, and dorzolamide, pharmaceutical compositions, and methods of use for ocular disorders. The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2039, without regard to any extensions, adjustments or restorations of term that may be available under national law.

Patent filings exclusively licensed from JHU

We have exclusively licensed a fourth patent family from JHU that covers hydrophobic-hydrophilic copolymers of HIF-1 inhibitors, pharmaceutical compositions, and method of use for ocular therapeutics. This patent family includes two granted U.S. Patents (US 8,962,577 and US 9,950,072) and corresponding applications in Australia, Canada, China, Eurasia, Europe, Hong Kong and Japan. The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2033, without regard to any extensions, adjustments or restorations of term that may be available under national law.

We have in addition exclusively licensed from JHU a fifth patent family that covers hydrophobic-hydrophilic copolymers of non-HIF active agents for ocular therapy, pharmaceutical compositions, and method of use. The family includes one granted U.S. Patent (US 10,159,743) and one pending U.S. application (US 2019/0070302) as well as corresponding applications in Australia, Canada, China, Eurasia, Europe, Hong Kong and Japan. The expected year of expiration for these composition-of-matter patents, where issued, valid and enforceable, is 2033, without regard to any extensions, adjustments or restorations of term that may be available under national law.

License agreements

Johns Hopkins University

In June 2011, we entered into an Exclusive License Agreement with JHU, which has been amended from time to time, which we refer to as the JHU Agreement. Pursuant to the JHU Agreement, JHU granted us an exclusive, worldwide, sublicensable license to three patent families to research, develop, make, use and sell products and provide services in any field, and a non-exclusive license to use specified know-how and materials with a provision that JHU will not grant a license to know how and materials to any other commercial entity. The JHU first patent family describes microparticles with a hydrophobic polymeric core (such as PLGA or PLA or a combination of both PLGA and PLA) and a hydrophilic coating (such as PLGA permanently linked to polyethylene glycol) to reduce inflammation for intraocular injections and their methods of use, which technology is incorporated into our GB-102, GB-103 and GB-401 product candidates. The JHU licensed fourth and fifth patent families cover potential future technologies. See “Intellectual Property” above for additional description of the JHU patent families.

In September 2015, the JHU Agreement was amended to include the JHU second patent family which covers sunitinib-encapsulated polymeric microparticles, including GB-102 and GB-103, and their use as therapeutic compositions to treat disorders of the eye. Under the terms of the amended JHU Agreement, we paid a one-time, non-refundable upfront fee, with a remaining amount to be paid upon the occurrence of certain events. We also agreed to pay an additional one-time, non-refundable fee of $100,000 on the occurrence of the first commercial sale of a product falling under the claims of a patent in the second patent family.

In April 2016, the JHU Agreement was further amended to include a third patent family which discloses a method for reducing neuronal damage in the eye that includes administration of a sustained release formulation of a dual leucine kinase inhibitor in a polymeric particle, and wherein the dual leucine kinase inhibitor may be sunitinib, and thus is relevant to both our GB-102 and GB-103 product candidates. Under the terms of the amended JHU Agreement, we paid a one-time, non-refundable upfront fee, and a milestone payment for the grant of the first patent. We also agreed to use our best efforts to develop a licensed product under the third patent family and enter into a Phase I clinical trial on or before April 2019, and to have cumulatively spent several million dollars on research and development within six years of execution of the amendment.

Upon execution of the JHU Agreement in 2011, we paid JHU an upfront license fee in the low tens of thousands of dollars and issued to JHU a low single digit percentage of our equity interests as of such date. We have also reimbursed JHU for the prosecution and maintenance costs incurred by JHU for the licensed patent rights prior to our entering into the JHU Agreement, and we are responsible for all of the ongoing costs relating to the prosecution and maintenance of the JHU patent rights licensed to us. We also agreed to pay minimum annual royalties in the tens of thousands of dollars per year until the first commercial sale of a licensed product or service.

The JHU Agreement further requires single digit running royalties on our annual net sales, which may be reduced by 50% of any payments we make to third parties for freedom to operate, up to a maximum credit of 50% of the running royalty rate otherwise due to JHU. Royalties must be paid on products that fall within a patent claim of an issued and unexpired patent or a pending patent application that has not been finally rejected or is pending for less than seven years. We also must pay developmental milestones for achieving certain clinical progression events, ranging from tens of thousands to hundreds of thousand dollars per event, which in the aggregate, total less than $2 million per product. Under the JHU Agreement, prior to the Kala Agreement renegotiation described below, we were responsible for paying each developmental milestone payment for the first three products to achieve such milestone, and milestones for the second and third products are reduced by 50%. We further agreed to pay a percentage of any sublicense consideration we receive. Once commercial, we expect ongoing royalties on sales to be in the low single digits.

The JHU Agreement will remain effective until (i) the later of the expiration date of the last-to-expire patents covered under the JHU Agreement or 20 years from the effective date; (ii) the termination by either party upon the bankruptcy or uncured breach of the other party or (iii) if we terminate the JHU Agreement, with a 90-day notification period. We may terminate the entire agreement or on a patent by patent basis if desired, subject to the 90-day notification period.

Kala Pharmaceuticals

A dispute arose between us, JHU and Kala, over rights licensed to us and Kala by JHU. In October 2014, we entered into a Settlement and License Agreement, or the Kala Agreement, with Kala and JHU, which settled all pending disputes and amended our and Kala’s existing license agreements with JHU and created new rights and obligations among the parties.

Under the Kala Agreement, each of Kala and us provided the other with a royalty-free, exclusive sublicense with respect to certain intellectual property rights granted by JHU in limited fields of use. Specifically, we provided Kala with an exclusive sublicense for the use of a particle with specific characteristics for delivery of a biologically active material through mucus, mucin or a mucosal barrier (provided that such delivery does not involve administration via injection to the eye), or the Kala Field of Use, and Kala provided us with an exclusive sublicense to the use of a particle with specific characteristics for delivery of a biologically active material to the eye via injection (excluding such use of any particle comprising or consisting of loteprednol etabonate). Kala also agreed not to use a particle with those specific characteristics that include sunitinib in the Kala Field of Use under the license from us or JHU. Neither we nor Kala owe JHU any payments under its existing JHU agreement with respect to the sublicenses granted to the other. Both we and Kala hold rights to sublicense our respective rights in connection with a future collaboration arrangement and subject to any such sublicensee being bound by the applicable terms of the Kala Agreement.

Under the Kala Agreement, JHU agreed to a number of financial concessions to both us and Kala. The payments under the existing JHU agreements were modified by reducing all milestones and minimum annual royalties by 25%, including the development milestone payments due for the first licensed product; the development milestone payments due for the first license product were each extended by one year; development milestone payments for the second and third licensed products were eliminated; and the commercial milestone payments for the first commercial sale of a licensed product were reduced by 50% in the United States. New sales-based milestones were added for the second and third licensed products. Upon the second licensed product under the JHU Agreement reaching a certain level of sales or receiving sublicense royalty income, we are required to pay $100,000 plus the amounts of the eliminated development milestones and reduced first commercial sale milestone. For the third licensed product, on reaching the same level of sales or receiving sublicense royalty income, we are required to pay $150,000 plus the amounts of the eliminated development milestones and reduced first commercial sale milestone. In addition, we, Kala and JHU released each other from any liability or claims known to Kala and us as of the Kala Agreement and arising out of the actions leading to, and related to the subject of, the Kala Agreement.

The Kala Agreement will expire upon the expiration of all the patent rights that are the subject of the Kala Agreement. We may terminate one or more of the licenses or sublicenses granted to us in the Kala Agreement on a country-by-country basis for convenience upon 30 days’ prior written notice to Kala. We or Kala may terminate one or more the sublicenses granted to the other party under the JHU patent rights if the other party, or its employees, officers, directors, agents or representatives, takes certain steps to oppose, attempt to invalidate or prevent the issuance of any of the patent rights directly licensed to the terminating party by JHU.

AffaMed Therapeutics

In July 2019, we entered into a letter agreement with AffaMed Project Limited, or AffaMed, in connection with their purchase of our Series C preferred, which we refer to as the AffaMed Letter. Under the AffaMed Letter, we granted AffaMed a right of first negotiation, or the Option, to enter into a license agreement to exclusively develop, register and commercialize GB-102 solely in the territories of China, Hong Kong, Taiwan, Macau and South Korea. The Option expires upon the earlier of (i) July 31, 2021 and (ii) 60 days after we provide top line data from the Phase 2b trial for GB-102. If AffaMed does not exercise the Option, we will have no further obligation to AffaMed to license rights to GB-102.

The AffaMed Letter provides AffaMed with an initial 30-day period to propose terms for such a license which, if such terms are approved by a majority of our board of directors (excluding the director appointed by AffaMed), shall lead to a 60-day exclusive negotiation period. During this period of up to 90 days, we are prohibited from soliciting, initiating, encouraging or assisting the submission of any other proposal, negotiation or offer for the development, registration and commercialization of GB-102 in China, Hong Kong, Taiwan, Macau or South Korea.

We will enter into a license agreement for such services with AffaMed if approved by a majority of the members of our board of directors, excluding the director appointed by AffaMed, during the exclusive negotiation period. If our board of directors does not approve AffaMed’s proposed terms under the Option following good faith negotiations and following a further 10 business day period of discussion if requested by AffaMed, we have the right to enter into an alternative license agreement with any third party for such services. If AffaMed does not exercise its Option, we have the right to enter into an alternative license agreement with a different party. The AffaMed Letter does not limit our ability to develop, register and commercialize GB-102 in territories other than China, Hong Kong, Taiwan, Macau and South Korea.

Trade secrets

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants, and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Government regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by FDA under the FDCA, and other federal and state statutes and regulations. The failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans.

If FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to FDA as part of the IND.

FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances, such as where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome, and confirmation of the result in a second trial would be practically or ethically impossible.

The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to disclose, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational drug.

After completion of the required clinical testing, an NDA is prepared and submitted to FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. Furthermore, under the Prescription Drug User Fee Act, or PDUFA, the submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee for each prescription product. These fees are typically increased annually.

FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, FDA begins an in-depth review. Under PDUFA, FDA has agreed to certain performance goals in the review of NDAs to encourage timeliness. NDAs for most standard review drug products are reviewed within twelve months from submission of NDAs for new molecular entities, or NMEs, and ten months from submission of NDAs for non-NMEs. Priority review can be applied to drugs that FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. NDAs for most priority review drug products are reviewed within eight months from submission of NDAs for NMEs and six months from submission of NDAs for non-NMEs. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information or information intended to clarify information already provided in the submission.

FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an outside advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with current good manufacturing practices is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for FDA to reconsider the application. The applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. If, or when, those deficiencies have been addressed to FDA’s satisfaction in a resubmission of the NDA, FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Disclosure of clinical trial information

Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information in the ClinicalTrials.gov database. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. FDA may grant full or partial waivers, or deferrals, for submission of data. With certain exceptions, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or nonpatent—for a drug if certain conditions are met. Conditions for exclusivity include FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-approval requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements, including, among other things, record-keeping requirements, providing the FDA with updated safety information, product sampling and distribution requirements, and promotion and advertising requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed or promoted only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to current good manufacturing practices after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with FDA subjects entities to periodic unannounced inspections by FDA, during which the Agency inspects manufacturing facilities to assess compliance with current good manufacturing practices. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with current good manufacturing practices. Regulatory authorities may withdraw product approvals, request product recalls or take other administrative or judicial enforcement actions if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman Amendments

Orange Book listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be referenced by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by FDA in any other NDA, that drug receives five years of exclusivity during which FDA may not receive any ANDA seeking approval of a generic version of that drug. An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period. Certain changes to a drug, such as the addition of a new indication to the package insert, can be the subject of a three-year period of exclusivity if the application contains reports of new clinical investigations (other than bioavailability studies) conducted or sponsored by the sponsor that were essential to approval of the application. FDA cannot approve an ANDA for a generic drug that includes the change during the period of exclusivity.

Patent term extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval up to a maximum of five years). The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years, and only one patent can be extended. For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Hatch-Waxman patent certification and the 30-month stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent or a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product for the proposed use. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application enables the applicant in certain circumstances to rely, in part, on the FDA’s prior findings in approving a similar product or published literature in support of its application. A Section 505(b)(2) NDA may provide an alternate path to FDA approval for a new or improved formulation, a new route of administration or a new use of a previously approved product.

Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.” If the Section 505(b)(2) applicant can establish that reliance on the FDA’s prior findings of safety and/or effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s prior findings of safety or effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Other U.S. healthcare laws and compliance requirements

In the United States, pharmaceutical company activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for

Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the federal false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, recommending or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and/or formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, or ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims laws, including the federal civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the civil False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus generally non-reimbursable, uses and purportedly concealing price concessions in the pricing information submitted to the government for government priced reporting purposes.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Data privacy and security regulations by both the federal government and the states in which business is conducted may also be applicable. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements on certain types of people and entities relating to the privacy, security and transmission of individually identifiable health information. HIPAA requires covered entities to limit the use and transmission of individually identifiable health information. HIPAA requires covered entities to limit the use and disclosure of protected health information to specifically authorized situations and requires covered entities to implement security measures to protect health information that they maintain in electronic form. Among other things, HITECH made HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

Commercial distribution of products requires compliance with state laws that require the registration of manufacturers and wholesale distributors of drug products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. Sales and marketing activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Violation of any of the federal and state healthcare laws described above or any other governmental regulations may result in penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, refusal to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings.

Pharmaceutical insurance coverage and health care reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States.

In March 2010, the United States Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among the provisions of the ACA of importance to our potential product candidates are:

•

an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•

established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a point-of-sale-discount (now 70%) off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, and delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. This decision was appealed to the U.S. Court of Appeals for the Fifth Circuit. On December 18, 2019, that court affirmed the lower court’s ruling that the individual mandate portion of the ACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA. On January 21, 2020, the U.S. Supreme Court declined to review this decision on an expedited basis. On March 3, 2020, the U.S. Supreme Court agreed to hear this case. Subsequently, on June 25, 2020, the Trump Administration and a coalition of 18 states asked the court to strike down the entirety of the ACA. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business.

There has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposals for fiscal year 2020 contains further drug price control measures that could be enacted during the 2020 budget process or in other future legislation. For example, proposals would create a new out-of-pocket spending cap for Medicare Part D, allow some states to negotiate drug prices directly with manufacturers under Medicaid, and eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has already started soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent the generation revenue, attainment of profitability or commercialization of products. In addition, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2029 unless additional Congressional action is taken, with the exception of a temporary suspension from May 1, 2020 through December 31, 2020 implemented under the CARES Act. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Since enactment of the ACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Congress will likely consider other legislation to replace elements of the ACA during the next Congressional session.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. That decision, however, was overturned by the U.S. Supreme Court on April 27, 2020 . Further, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on May 11, 2018, the Administration issued a plan to lower drug prices. Under this blueprint for action, the Administration indicated that the Department of Health and Human Services will: take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ ads to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending, and drug price increases.

More recently, President Trump has issued five executive orders that are intended to lower the costs of prescription drug products. The first order would require all federally qualified health centers, or FQHCs, to pass on to patients the discounts the health centers receive on insulin and epinephrine through Medicare’s 340B Drug Discount Program. The second order would establish an international pricing index that would set the price Medicare Part B pays for the costliest medications covered under the program to the lowest price in other economically advanced countries. The President has indicated that this order will be held because the administration may not implement it.

The third order is intended to reduce the costs of drugs by supporting the safe importation of prescription drugs. Specifically, the order calls upon the Department of Health and Human Services, or HHS, to facilitate grants to individuals of waivers of the prohibition of importation of prescription drugs that would allow patients to import FDA approved drug products from abroad, so long as doing so would result in lower costs. In addition, the order would allow wholesalers and pharmacies to re-import both biological drugs and insulin that were originally manufactured in the United States and then exported for international sale. This action follows the publication of a proposed rulemaking on December 23, 2019, that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to the FDA for review and approval. Applicants would be required to demonstrate that their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, the FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

The fourth executive order would end drug rebates used by health plan sponsors, pharmacies or pharmacy benefit managers, or PBMs, in operating the Medicare Part D program. Specifically, the order directs HHS to exclude from safe harbor protections under the federal anti-kickback statute retroactive price reductions that are not applied at the point-of-sale. Instead, the order requires HHS to establish new safe harbors that would allow health plan sponsors, pharmacies, and PBMs to pass on those discounts to consumers at “point-of-sale in order to lower the patient’s out-of-pocket costs” and “permit the use of certain bona fide PBM service fees.” Each of these orders directs the federal government to implement the initiatives outlined in the orders, meaning they will not have immediate effects.

Finally, the fifth order instructs the federal government to develop a list of “essential” medicines and then buy those and other medical supplies that are manufactured, including the manufacture of the API, in the United States. The order is meant to reduce regulatory barriers to domestic pharmaceutical manufacturing and catalyze manufacturing technologies needed to keep drug prices low and the production of drug products in the United States.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for drug products, once approved, or put pressure on product pricing. Additional state and federal healthcare reform measures will likely be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for such product candidates or additional pricing pressures.

Finally, in the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and the European Union, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings.

Employees

As of June 30, 2020, we had 24 full time employees, eight of whom have an M.D. or Ph.D. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we believe our relationship with our employees is good.

Properties and facilities

Our principal executive office is located in Redwood City, California, and consists of approximately 6,000 square feet of office space under a lease which expires in August 2021. We use this facility for operations and administrative purposes. We also have facilities located in Baltimore, Maryland. The Maryland facility consists of approximately 8,500 square feet of office and laboratory space under a lease which expires in June 2023. We use the Maryland facility for our internal research and development activities. We believe that our facilities are adequate to meet our needs for the foreseeable future.

Legal proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 4, 2020:

Name	Age	Position
Executive Officers:
Frederic Guerard, Pharm.D.	48	President, Chief Executive Officer and Director
Robert S. Breuil	58	Chief Financial Officer
Parisa Zamiri, M.D., Ph.D.	55	Chief Medical Officer
Daniel Salain	53	Chief Technical Operations Officer

Non-employee Directors:
Christy Shaffer, Ph.D.	62	Chairperson, Director
Christina Ackermann(1)	55	Director
Eric Bjerkholt(2)	61	Director
Gerald Cagle, Ph.D.	76	Director
Emmett Cunningham, Jr., M.D., Ph.D.(3)	59	Director
Julie Eastland(4)	56	Director
Hansoo Michael Keyoung, M.D., Ph.D.	46	Director
Chau Khuong(5)	44	Director
Cameron Wheeler, Ph.D.(6)	42	Director

(1)	Ms. Ackermann’s appointment as a director became effective upon the effectiveness of the registration statement of which this prospectus is a part.
(2)	Mr. Bjerkholt’s appointment as a director became effective upon the effectiveness of the registration statement of which this prospectus is a part.
(3)	Mr. Cunningham resigned from our board of directors immediately prior to the effectiveness of this registration statement of which this prospectus forms a part.
(4)	Ms. Eastland’s appointment as a director became effective upon the effectiveness of the registration statement of which this prospectus is a part.
(5)	Mr. Khuong resigned from our board of directors immediately prior to the effectiveness of this registration statement of which this prospectus forms a part.
(6)	Dr. Wheeler resigned from our board of directors immediately prior to the effectiveness of this registration statement of which this prospectus forms a part.

Executive Officers

Frederic Guerard, Pharm.D., has served as our President and Chief Executive Officer and a member of our board of directors, since February 2019. From 1999 to February 2019, Dr. Guerard held key leadership roles at Novartis AG, a multinational pharmaceutical company, including Worldwide Business Franchise Head of Ophthalmology from April 2016 to February 2019, Global Franchise Head of Pharmaceuticals at Alcon Vision LLC, a Novartis company, from May 2015 to April 2016, Managing Director of the United Kingdom and Ireland from July 2012 to April 2015, and Country President and Managing Director of Australia and New Zealand from April 2009 to July 2012, among others. Dr. Guerard holds a Pharm.D. and a Master of Biological and Medical Sciences from the University of Rouen, France and a Master of Marketing from HEC Paris. We believe that Dr. Guerard is qualified to serve on our board of directors because of his extensive experience serving in leadership positions in biotechnology companies, as well as the operational expertise and continuity that he brings to our board of directors as our President and Chief Executive Officer.

Robert S. Breuil has served as our Chief Financial Officer since September 2020. From September 2012 to August 2019, Mr. Breuil served as Chief Financial Officer of Corium, Inc., a commercial-stage biopharmaceutical company. Prior to that, he served as the Chief Financial Officer of Codexis, Inc., a developer of biocatalysts for the pharmaceutical and fine chemical production industries, from 2006 to September 2009. From 2002 to 2005, Mr. Breuil was the Chief Financial Officer of Aerogen, Inc., a specialty pharmaceutical company focusing on the field of aerosolized drug delivery, which was acquired by Nektar Therapeutics in October 2005. Prior to Aerogen, Mr. Breuil worked at ALZA Corporation, where he held numerous positions including Director of Corporate Planning and Analysis and Controller. In 2001, ALZA was acquired by Johnson & Johnson and Mr. Breuil stayed on as Controller until joining Aerogen in 2002. Before his industry experience, he served for eight years as a naval officer and aviator. Mr. Breuil holds a B.S. from the United States Naval Academy and an M.B.A. from the Stanford Graduate School of Business.

Parisa Zamiri, M.D., Ph.D., has served as our Chief Medical Officer since June 2020. From April 2012 to June 2020, Dr. Zamiri held key leadership roles at Novartis, a multinational pharmaceutical company, including Vice President, Global Head of Clinical Development and Therapeutic Area Head for Ophthalmology. From February 2007 to November 2011, Dr. Zamiri served as a Director of Pre-clinical Sciences at Arsenal Medical Inc., an early stage combination medical device company, where she led teams across cardiovascular, ophthalmology and pain programs using innovative drug/device combination technologies. Dr. Zamiri received her medical degree from the King’s College Hospital, University of London, and did her ophthalmology residency at the North Thames Rotation, London, England. She earned her Ph.D. in ocular immunology for her research on the immune privilege of the subretinal space conducted at the Schepen’s Eye Research Institute of Massachusetts Eye and Ear, a Harvard Medical School affiliated institute. The Ph.D. institution is University College London, London, England.

Daniel Salain has served as our Chief Technical Operations Officer since November 2019, and prior to that, as our Chief Operating Officer since December 2017. From April 2015 to November 2017, Mr. Salain served as Senior Vice President of Technical Operations of Ophthotech Corporation (now known as Iveric bio, Inc.), a biopharmaceutical company specializing in the development of therapies to treat ophthalmic diseases, and as Global Head of Manufacturing & Supply Chain and Senior Vice President from April 2015 to November 2017. Prior to that, Mr. Salain served as Vice President, Global Supply Chain and Manufacturing at Aptalis Pharma, Inc., a pharmaceutical company focused on gastroenterology and cystic fibrosis, from July 1999 to November 2014. Mr. Salain holds a B.S. in Chemistry from the University of Indianapolis.

Non-Employee Directors

Christina Ackermann became a member of our Board of Directors upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Ackermann currently serves as Executive Vice President and General Counsel of Bausch Health Companies Inc., a specialty pharmaceutical company, since August 2016. Prior to joining Bausch Health, Ms. Ackermann was part of the Novartis group of companies for the 14 years, most recently serving as Senior Vice President, General Counsel for Alcon, where she was responsible for the Legal, Intellectual Property and Compliance functions. She previously served as Global Head, Legal and General Counsel at Sandoz, the generics division of Novartis, from 2007 to 2012. She joined Novartis Pharma in 2002 as Head, Legal Technical Operations and Ophthalmics and assumed the role of Head Legal General Medicine in July 2005. Before Novartis, Ms. Ackermann served in Associate General Counsel roles with Bristol Myers Squibb and DuPont Pharmaceuticals, as well as in private practice, where she focused on securities and mergers & acquisitions. Ms. Ackermann has a Post Graduate Diploma in EC Competition Law from King’s College, the University of London, U.K., a Bachelor of Laws from Queen’s University, Kingston, Canada, and attended York University, Toronto, Ontario, for her undergraduate studies in Math, Political Sciences and Fine Arts. We believe that Ms. Ackermann is qualified to serve on our board of directors due to her expertise in compliance and regulatory matters, public company experience and industry knowledge.

Eric Bjerkholt became a member of our Board of Directors upon the effectiveness of the registration statement of which this prospectus is a part. Since April 2017, Mr. Bjerkholt has been the Chief Financial Officer of Aimmune Therapeutics, Inc., a biotechnology company developing treatments for food allergies. From 2004 until April 2017, Mr. Bjerkholt held various roles at Sunesis Pharmaceuticals, Inc., a biopharmaceutical company developing oncology therapeutics, including as Executive Vice President, Corporate Development and Finance and Chief Financial Officer. From 2002 to 2004, he was Senior Vice President and Chief Financial Officer at IntraBiotics Pharmaceuticals, Inc., a biopharmaceutical company that was acquired by Ardea Biosciences, Inc. in 2006. Mr. Bjerkholt was a co-founder of LifeSpring Nutrition, Inc., a nutraceutical company, and from 1999 to 2002 served at various times as its Chief Executive Officer, President, and Chief Financial Officer. From 1990 to 1997, he also served as a vice president in the healthcare banking group at J.P. Morgan & Co. Incorporated, an international banking firm. He has served on the boards of directors of several publicly traded companies, including as a member of the board of directors and chair of the audit committee of Corium, Inc. until its acquisition by Gurnet Point Capital in November 2018, and as a member of the board of directors and as chair of the audit committee of StemCells, a biotechnology company, until its November 2016 acquisition by Microbot Medical Ltd. He currently is a member of the board of directors and chair of the audit committee of Cerus Corporation, a biotechnology company. He holds a Cand. Oecon degree in Economics from the University of Oslo and an M.B.A. from Harvard Business School. We believe that Mr. Bjerkholt’s financial experience and expertise and industry knowledge provide him with the qualifications and skills to serve on our board of directors.

Gerald Cagle, Ph.D., has served as a member of our board of directors since April 2014 and is also our Senior Advisor and Head of Business Development. Dr. Cagle also served as our interim CEO from September 2018 to February 2019. From 2008 to 2013, Dr. Cagle served as Chief Operating Officer at Cognoptix, lnc., a biotechnology company focused on the diagnosis of Alzheimer’s disease. Previously, Dr. Cagle held various roles with Alcon Vision LLC, from 1996 to 2008, including Senior Vice President of Research & Development and Chief Scientific Officer. Dr. Cagle has also served on the board of directors of Aerie Pharmaceuticals, Inc., a clinical-stage pharmaceutical company, since September 2013 and previously served on the board of directors of Clearside Biomedical, Inc., a clinical biopharmaceutical company, from July 2013 to June 2018. Dr. Cagle also currently serves on the boards of directors of two private pharmaceutical companies. Dr. Cagle received a B.S. from Wayland Baptist University and a M.S. and a Ph.D. from the University of North Texas. We believe that Dr. Cagle is qualified to serve on our board of directors due to his strong scientific background, particularly in ocular therapies, and his board experience.

Emmett Cunningham, Jr., M.D., Ph.D., has served as a member of our board of directors since April 2016. Dr. Cunningham is Senior Managing Director at The Blackstone Group Inc., a life sciences private investment platform, having joined Blackstone as part of its acquisition of Clarus Ventures, LLC, a venture capital and asset management firm, in December 2018. Dr. Cunningham joined Clarus in 2006 as a Principal. Dr. Cunningham has also served as Adjunct Clinical Professor of Ophthalmology at Stanford University School of Medicine since July 2008 and as co-founder and Chairman of the Ophthalmology Innovation Summit since October 2009. From 2004 to 2005, Dr. Cunningham served as Senior Vice President, Medical Strategy at Eyetech Pharmaceuticals, Inc., and prior to that, as Vice President of Clinical Research Development and Licensing from 2002 to 2004. Prior to joining Eyetech, Dr. Cunningham served as Early Clinical Leader at Pfizer Inc., a multinational pharmaceutical corporation, from August 2001 to April 2002. Dr. Cunningham serves on the boards of directors of a number of private companies and on the Scientific Advisory Board of Aerie Pharmaceuticals, Inc. Dr. Cunningham previously served on the board of directors at Restoration Robotics, Inc., a medical device company, from 2011 to 2018. Dr. Cunningham holds a B.S. from Drexel University, a M.D. and M.P.H. from Johns Hopkins University, and a Ph.D. in neuroscience from the University of California, San Diego. We believe that Dr. Cunningham is qualified to serve on our board of directors due to his experience in research and investing in medical companies.

Julie Eastland became a member of our Board of Directors upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Eastland is a consultant with Eastland Advisory Services since February 2020. Prior to consulting, Ms. Eastland was the Chief Financial and Business Officer of Rainier Therapeutics, Inc., a biotechnology company, since August 2018. Prior to Rainier Therapeutics, Ms. Eastland

served as Chief Business Officer and Chief Financial Officer for Cascadian Therapeutics, Inc., a biotechnology company, from September 2010 through its acquisition by Seattle Genetics in March 2018. Prior to Cascadian, Ms. Eastland served as the Chief Financial Officer and Vice President of Finance and Administration for VLST Corporation, a biotechnology company, from January 2006 to September 2010. Prior to VLST Corporation, Ms. Eastland was the Vice President of Strategic Planning at Dendreon Corporation, a biotechnology company, from October 2000 to October 2005. Prior to Dendreon, Ms. Eastland was the Controller at Amgen, a biopharmaceutical company, from March 1996 to April 1998. Ms. Eastland currently serves on the board of the TSX-listed company Pascal Biosciences Inc. and on the boards of Harpoon Therapeutics, Inc., and Dynavax Technologies, both Nasdaq listed companies. Ms. Eastland holds a B.S. in Finance from Colorado State University and an M.B.A. from Heriot-Watt University of the Edinburgh University in Scotland. We believe that Ms. Eastland’s extensive professional experience and expertise provide her with the qualifications and skills to serve on our board of directors.

Hansoo Michael Keyoung, M.D., Ph.D., has served as a member of our board of directors since July 2019. Since August 2017, Dr. Keyoung has served as Managing Director and Head of North America at CBC Group, formerly known as C-Bridge Capital, a healthcare-dedicated private equity firm with over $2 billion assets under management. Dr. Keyoung is Founding Managing Partner of Portola Capital Partners LLC, a healthcare-dedicated investment and advisory firm, since November 2013. Dr. Keyoung was previously President and CEO of Genexine Inc., a clinical stage biotechnology company, from July 2015 to August 2017. Prior to that, Dr. Keyoung served as President, Asia of Catalyst Biosciences Inc., a hemophilia and ophthalmology-focused clinical stage company, from December 2013 to June 2015, and as Managing Director and Head of Pan-Asia at Burrill & Company LLC, a venture capital firm, where he oversaw investments in private and public biotechnology and medtech companies from 2008 to 2013. Dr. Keyoung received both a M.D. and a Ph.D. in Neuroscience and Neurology as a Tri-Institutional MD-PHD Program Scholarship recipient from Cornell University Weill Medical College, Memorial Sloan Kettering Cancer Center and The Rockefeller University. Currently, Dr. Keyoung serves as Chairman and Member of the Board of Directors at AffaMed Therapeutics, member of the Board of Directors at InxMed, and served as founding board member of Everest Medicines Ltd. and I-Mab biopharma US Ltd. We believe that Dr. Keyoung is qualified to serve on our board of directors due to his extensive experience in research and investing in biomedical companies.

Chau Q. Khuong has served as a member of our board of directors since April 2016. Mr. Khuong is a Private Equity Partner at OrbiMed Advisors, LLC, an investment firm. Mr. Khuong currently serves on the boards of directors of Fusion Pharmaceuticals, Inc., a biopharmaceutical company, Inspire Medical Systems, Inc., a medical technology company, NextCure, Inc., a biopharmaceutical company, and Synlogic, Inc., a clinical stage company. Mr. Khuong previously served as a member of the boards of directors of Aerpio Therapeutics Inc., a biopharmaceutical company, BELLUS Health Inc., a biopharmaceutical company, Nabriva Therapeutics plc (formerly Nabriva Therapeutics AG), a commercial-stage biotechnology company, Pieris, Inc., a clinical stage biotechnology company, and Otonomy, Inc., a biopharmaceutical company. Mr. Khuong holds a B.S. in molecular, cellular and development biology and a M.P.H. with a concentration in infectious diseases, both from Yale University. We believe that Mr. Khuong is qualified to serve on our board of directors based on his roles on several public and private boards of directors as well as his extensive experience in investing in healthcare companies.

Christy Shaffer, Ph.D., has served as a member of our board of directors since February 2015 and as Chairperson of the board since March 2015. Since August 2015, Dr. Shaffer has served as a General Partner at Hatteras Venture Partners, a venture capital firm, where she has also served as Managing Director of Hatteras Discovery since August 2011. Prior to that, Dr. Shaffer was President and Chief Executive Officer of Inspire Pharmaceuticals, Inc., a biopharmaceutical company, from 1995 to March 2010. Dr. Shaffer serves as Chair of the board of directors of Clearside Biomedical, Inc., a biopharmaceutical company, and on the boards of directors for a number of private biotechnology companies. Dr. Shaffer holds a Ph.D. in Pharmacology from the University of Tennessee Health Science Center. We believe Dr. Shaffer is qualified to serve on our board of directors because of her experience in the ophthalmology, pharmaceutical and biotechnology businesses, and because of her training as a pharmacologist.

Cameron Wheeler, Ph.D., has served as a member of our board of directors since April 2016. Dr. Wheeler is a Partner in the Biotherapeutics group at Deerfield Management Company, L.P., a healthcare-focused investment firm, which he joined in 2014. Dr. Wheeler has served as a Principal on the Private Transactions team at Deerfield. Prior to Deerfield, Dr. Wheeler worked for and on behalf of Eleven Biotherapeutics, Inc., as a director since 2009. Previous to Eleven Biotherapeutics, Dr. Wheeler was the manager of the Business Development and Operations team at Constellation Pharmaceuticals, Inc. and a Senior Associate at Third Rock Ventures, LLC from 2008 to 2009. Dr. Wheeler holds a Ph.D. and S.M. in Biological Engineering and a S.B. in Mechanical Engineering from the Massachusetts Institute of Technology. We believe Dr. Wheeler is qualified to serve on our board of directors because of his scientific background and longtime involvement with biotechnology companies.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of seven members. Pursuant to our current voting agreement and certificate of incorporation, Christy Shaffer, Cameron Wheeler, Chau Khuong, Emmett Cunningham, Jr., Frederic Guerard, Hansoo Michael Keyoung and Gerald Cagle have been designated to serve as members of our board. Christy Shaffer was elected by the holders of our Series A-2 convertible preferred stock, or Series A-2 preferred. Cameron Wheeler, Chau Khuong and Emmett Cunningham, Jr. were elected by the holders of our Series B preferred. Hansoo Michael Keyoung was elected by the holders of our Series C preferred. Frederic Guerard was elected by the holders of our common stock. Gerald Cagle was elected by the holders of our common stock and convertible preferred stock, voting together as a single class on an as-converted basis.

The voting agreement and the provisions of our current certificate of incorporation that govern the election and designation of our directors will terminate in connection with this offering, after which no contractual obligations will concern the election of our directors.

Classified Board of Directors

Upon the completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Christy Shaffer and Michael Hansoo Keyoung and their terms will expire at the first annual meeting of stockholders held following the completion of the offering;

•	the Class II directors will be Gerald Cagle and Eric Bjerkholt and their terms will expire at the second annual meeting of stockholders held following the completion of the offering; and

•

the Class III directors will be Christina Ackermann, Julie Eastland and Frederic Guerard and their terms will expire at the third annual meeting of stockholders held following the completion of the offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section entitled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Director Independence

In connection with this offering, we have been approved to list our common stock on the Nasdaq Global Market, or The Nasdaq. Under the rules of The Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the completion of this offering. In addition, the rules of The Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of The Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Frederic Guerard, are “independent directors” as defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of The Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as the may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and then transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. Each of the below committees has a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is composed of Julie Eastland, Eric Bjerkholt and Christy Shaffer, with Ms. Eastland as the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Ms. Eastland is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of

1933, as amended. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	the qualifications, independence and performance of our independent auditors;

•	the preparation of the audit committee report to be included in our annual proxy statement;

•	our compliance with legal and regulatory requirements;

•	our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements;

•	the oversight of our cybersecurity measures; and

•	reviewing and approving related-party transactions.

Compensation Committee

Our compensation committee is comprised of Eric Bjerkholt, Christina Ackermann, and Hansoo Michael Keyoung with Mr. Bjerkholt as the chairman of our compensation committee. Each member of our compensation committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

•	evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;

•	administering our cash-based and equity-based compensation plans; and

•	overseeing our compliance with regulatory requirements associated with the compensation of directors, officers and employees.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Christina Ackermann, Christy Shaffer and Gerald Cagle, with Ms. Ackermann as the chairman of our nominating and governance committee. Each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on other corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees, and none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2019. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers. The full text of our business code of conduct and ethics will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our business code of conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Non-Employee Director Compensation

No compensation was paid to our non-employee directors during the year ended December 31, 2019. All compensation paid to Frederic Guerard, our only employee director, is set forth below in the section titled “Executive Compensation—Summary Compensation Table.” No compensation was paid to Dr. Guerard in his capacity as a director in 2019.

As of December 31, 2019, Gerald Cagle held outstanding options to purchase 81,817 shares of common stock with a weighted-average exercise price of $1.89 per share. As of December 31, 2019, 81,817 shares subject to the stock options were vested and no share was unvested. No other non-employee director held equity awards as of December 31, 2019.

In September 2020, our board of directors approved compensation for our non-employee directors, to be effective upon completion of this offering.

Non-Employee Director Cash Compensation

Beginning after this offering, our non-employee directors will receive annual cash compensation of $40,000 for service on the board of directors, or a General Board Service Fee, and additional cash compensation for the chairperson and committee members as set forth below. All cash payments will be made quarterly in arrears and will be pro-rated for any partial quarters of service.

•	General Board Service Fee: $40,000

•	Non-Executive Chairman of the Board Fee (in addition to General Board Service Fee): $30,000

•	Lead Director Fee (if named, in addition to General Board Service Fee): $25,000

•	Committee Chair Service Fee (in addition to General Board Service Fee; in lieu of Non-Chair Committee Member Service Fee set forth below):

•	Audit Committee chair: $15,000

•	Compensation Committee chair: $10,000

•	Nominating and Corporate Governance Committee chair: $8,000

•	Non-Chair Committee Member Service Fee (in addition to General Board Service Fee; in lieu of Committee Chair Service Fee):

•	Audit Committee member: $7,500

•	Compensation Committee member: $5,000

•	Nominating and Corporate Governance Committee member: $4,000

Non-Employee Director Equity Grants

Initial appointment option grant

Each non-employee director who is elected or appointed to our board of directors after completion of this offering will, unless the board of directors determines that such grant will not be made automatically, be automatically granted an option to purchase 25,000 shares of our common stock upon the director’s initial appointment to our board of directors, referred to as the Initial Grant. The Initial Grant will vest in 36 substantially equal monthly installments on each monthly anniversary of the date of grant, such that the Initial Grant will become fully vested and exercisable on the three-year anniversary of the date of grant, subject to the director’s continued service on each applicable vesting date.

Annual option grant

Each non-employee director who is serving on our board of directors immediately prior to, and will continue to service on the Board following, our annual meeting of stockholders, will, unless the board of directors determines that such grant will not be made automatically, be automatically granted an option to purchase 12,500 shares of our common stock on the date of such annual meeting of stockholders, referred to as the Annual Grant. Each Annual Grant will vest on the one-year anniversary of the date of grant, such that the Annual Grant will become fully vested and exercisable on the one-year anniversary of the date of grant, or if earlier, the next annual meeting of stockholders, subject to the director’s continued service on the applicable vesting date.

The Initial Grants and the Annual Grants will be subject to the terms and conditions of the 2020 Equity Incentive Plan and will fully vest and become exercisable upon the consummation of a corporate transaction (as defined in our 2020 Equity Incentive Plan and pursuant to the terms of our 2020 Equity Incentive Plan).

Contingent upon the appointment of Christina Ackermann, Julie Eastland and Eric Bjerkholt to our board of directors and effective upon the effective date of the registration statement of which this prospectus forms a part, each of Ms. Ackermann, Ms. Eastland and Mr. Bjerkholt will receive an Initial Grant with an exercise price equal to the initial public offering price.

In addition, in September our board of directors approved a stock option award to Gerald Cagle, Ph.D. to purchase 25,000 shares of our common stock with an exercise price equal to $16.00, the midpoint of the price range set forth on the cover of our preliminary prospectus, which was vested in full, as well as a stock option award on the same terms as an Initial Grant, to be granted as of the effective date of the registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the year ended December 31, 2019. Our named executive officers, who are our principal executive officer, our prior interim principal executive officer, our prior chief financial officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers as of December 31, 2019, were:

•	Frederic Guerard, President, Chief Executive Officer, Secretary and Treasurer;

•	Gerald Cagle, Former Interim Chief Executive Officer;

•	Pamela Wapnick, Former Chief Financial Officer;

•	Daniel Salain, Chief Technical Operations Officer; and

•	Charles Semba, Former Chief Medical Officer

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the year ended December 31, 2019.

Name and Principal Position	Salary ($)	Option Awards(1)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Frederic Guerard Chief Executive Officer(2)	433,617	233,054	223,992	98,560	(3)	989,223
Gerald Cagle Former Interim Chief Executive Officer(4)	—	54,712	—	—		54,712
Pamela Wapnick Former Chief Financial Officer(5)	224,943	159,159	64,179	428,145	(6)	876,426
Daniel Salain Chief Technical Operations Officer	345,050	56,358	134,570	29,800	(3)	565,778
Charles Semba Former Chief Medical Officer(7)	351,117	63,159	136,936	—		551,212

(1)

The amounts reported in this column represent the aggregate grant-date fair value of the awards granted under our 2015 Stock Incentive Plan to our named executive officers during the year ended December 31, 2019 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in the All Other Compensation column are set forth in Note 10 to our financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by the named executive officers from the awards.

(2)	Dr. Guerard was hired as our Chief Executive Officer in February 2019.
(3)	Amount reported includes travel reimbursement and income tax gross-up.
(4)	Mr. Cagle served as our Interim Chief Executive Officer until February 2019.
(5)	Ms. Wapnick served as our Chief Financial Officer until September 2019.
(6)	Amounts reported in this column represent 12 months’ severance, 18 months COBRA benefits, travel reimbursement and an income tax gross-up.
(7)	Dr. Semba served as our Chief Medical Officer until March 2020.

Equity Compensation

From time to time, we grant equity awards in the form of stock options to our named executive officers, which are generally subject to vesting based on each named executive officer’s continued service with us. Each of our named executive officers currently holds outstanding options to purchase shares of our common stock that were granted under the 2015 Plan, as set forth in the table below titled “Outstanding Equity Awards at 2019 Fiscal Year-End Table.”

Outstanding Equity Awards at 2019 Fiscal Year-End Table

	Option Awards
Name	Grant Date(1)		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Frederic Guerard	2/1/2019	(2)	2/1/2019	544,135	—	2.26	1/31/2029
	11/7/2019	(3)	11/1/2019	361,988	—	3.88	11/6/2029
Gerald Cagle	4/2/2015	(4)	4/2/2015	12,012	—	1.00	4/1/2025
	5/18/2015	(4)	5/1/2015	10,613	—	1.00	5/17/2025
	8/24/2016	(4)	8/24/2016	1,110	—	1.63	8/23/2026
	10/15/2018	(4)	9/6/2018	33,311	—	2.26	10/14/2028
	2/1/2019	(4)	2/1/2019	24,769	—	2.26	1/31/2029
Pamela Wapnick	12/20/2017	(5)	12/11/2017	65,131	—	1.81	12/19/2027
	2/6/2018	(6)	1/9/2018	15,559	—	2.17	2/5/2028
	12/18/2018	(7)	12/18/2018	21,727	—	2.26	12/17/2028
Daniel Salain	12/20/2017	(8)	12/11/2017	83,360	—	1.81	12/19/2027
	2/6/2018	(9)	1/9/2018	23,045	—	2.17	2/5/2028
	12/18/2018	(10)	12/18/2018	46,932	—	2.26	12/17/2028
	11/7/2019	(3)	11/1/2019	27,759	—	3.88	11/6/2029
Charles Semba(11)	6/15/2016	(12)	6/20/2016	68,448	—	1.63	6/14/2026
	8/24/2017	(13)	8/24/2017	24,174	—	1.81	8/23/2027
	2/6/2018	(9)	1/9/2018	25,605	—	2.17	2/5/2028
	12/18/2018	(10)	12/18/2018	52,146	—	2.26	12/17/2028
	11/7/2019	(3)	11/1/2019	66,623	—	3.88	11/6/2029

(1)	All of the outstanding equity awards were granted under our 2015 Stock Incentive Plan.
(2)

This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on February 1, 2020 and 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase.

(3)

This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on November 1, 2020, and 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase.

(4)	This stock option was fully vested as of December 31, 2019.
(5)

Pursuant to the terms of the Separation Agreement, dated September 11, 2019, by and between us and Ms. Wapnick, or the Separation Agreement, the stock option was vested as to 65,131 of the shares of our common stock underlying the stock option as of December 31, 2019, and 12,054 of the shares of our common stock underlying the stock option were unvested and canceled as of December 31, 2019. Ms. Wapnick has until December 31, 2020 to exercise the vested shares.

(6)

Pursuant to the terms of the Separation Agreement, the stock option was vested as to 15,559 of the shares of our common stock underlying the stock option as of December 31, 2019, and 5,779 of the shares of our common stock underlying the stock option were unvested and canceled as of December 31, 2019. Ms. Wapnick has until December 31, 2020 to exercise the vested shares.
(7)

Pursuant to the terms of the Separation Agreement, the stock option was vested as to 21,727 of the shares of our common stock underlying the stock option as of December 31, 2019, and 2,203 of the shares of our common stock underlying the stock option were unvested and canceled as of December 31, 2019. Ms. Wapnick has until December 31, 2020 to exercise the vested shares.

(8)

This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on December 11, 2018 and 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase. The stock option is subject to acceleration upon certain events.

(9)

This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on January 9, 2019 and 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase. The stock option is subject to acceleration upon certain events.

(10)

This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on December 18, 2019 and 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase.

(11)

Pursuant to the terms of the Master Consulting Agreement, dated March 20, 2020, by and between us and Dr. Semba, Dr. Semba’s outstanding stock options continue to vest so long as he is providing consulting services to us.

(12)

This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on June 20, 2017 and 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase.

(13)

This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on August 24, 2018 and 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase.

Employment Arrangements with Our Named Executive Officers

Other than as described below, each of our current named executive officers is employed at-will and their compensation is reviewed periodically and subject to the discretion of our board of directors and compensation committee. Any potential payments and benefits due upon a termination of employment or in connection with a change in control of us are described below in “—Potential Payments upon Termination or Change in Control.”

Potential Payments upon Termination or Change in Control

Outside of a Change in Control.

Pursuant to the terms of his offer letter, in the event that Dr. Guerard is terminated without “cause” (as such term is defined his offer letter) not in connection with a change in control, he will be entitled to receive a cash amount, payable in a lump sum, equal to 12 months of his annual base salary and will be entitled to continued coverage under our group-healthcare plans for a period ending on the earlier of (x) 12 months following the termination date and (y) the date that he and his covered dependents become eligible for coverage under another employer’s plans. In addition, Dr. Guerard would receive nine months of accelerated vesting with respect to his stock option grant, dated February 1, 2019, and his option grant, dated November 7, 2019. All such severance payments and benefits are subject to Dr. Guerard’s execution of a general release of claims against us.

Pursuant to the terms of his offer letter, in the event that Mr. Salain is terminated without “cause” (other than due to “permanent disability” (as such term is defined in his offer letter)), he will be entitled to six months of annual base salary continuation. Mr. Salain will also be entitled to the same portion of the monthly premium as we pay for active employees for coverage under our group-healthcare plans for a period ending on the earlier of (x) six months following the termination date and (y) the date he commences new employment or substantial self-employment. All such severance payments and benefits are subject to Mr. Salain’s execution of a general release of claims against us. Additionally, Mr. Salain would receive 12 months of accelerated vesting with respect to his stock option grants dated December 20, 2017, February 6, 2018, December 18, 2018 and November 7, 2019.

Pursuant to the terms of her separation agreement entered into in connection with the termination of Ms. Wapnick’s employment with us on September 6, 2019, Ms. Wapnick received the following severance payments and benefits in consideration of her execution of a general release of claims against us: (i) 12 months of annual base salary continuation in the gross amount of $319,300 (ii) pro rata target annual bonus of $64,179 and (iii) continued coverage under our group-healthcare plans for a period ending on the earlier of (x) 18 months following her termination date and (y) the date she commences new full time employment or full time self-employment, whichever occurs first. Ms. Wapnick also received accelerated vesting of 42,738 shares subject to her stock option awards dated December 20, 2017, February 6, 2018 and December 18, 2018 (constituting 12 months of acceleration under each such stock option award) and an extension of the deadline to exercise such stock options to December 31, 2020. In addition, the Company engaged Ms. Wapnick as a consultant following the termination of her employment through December 31, 2019 and during such period her then-outstanding stock option awards continued to vest pursuant to their terms, and as noted above, the deadline to exercise such stock options was extended to December 31, 2020.

Dr. Semba entered into a consulting agreement with us pursuant to which we have engaged Dr. Semba’s services for the period beginning on March 20, 2020, the date of his termination of employment, until December 31, 2020. Compensation for services provided under such consulting agreement is $500 per hour, with total compensation and expense reimbursements not to exceed $100,000. Additionally, Dr. Semba is entitled to continued vesting of stock options granted to him prior to March 20, 2020 until the earlier of (i) the termination of his consulting agreement and (ii) December 31, 2020.

In Connection with a Change in Control.

Our named executive officers who are current officers of the company participate in our Change in Control Severance Policy, which has been amended and restated as of the date of this prospectus. Pursuant to the Change in Control Severance Policy, in the event that Dr. Guerard is terminated without “cause” (as defined in the Change in Control Severance Policy) or resigns for “good reason” (as defined in the Change in Control Severance Policy) within 3 months prior to or 12 months following a “change in control” of us (as defined in the Change in Control Severance Policy), he will be entitled to receive a cash amount, payable in a lump sum, equal to (i) 18 months’ annual base salary and (ii) 1.5 times his target bonus for the fiscal year in which the termination occurs. Dr. Guerard will also be entitled to continued coverage under our group-healthcare plans for a period ending on the earlier of (x) 18 months following the termination date and (y) the date that Dr. Guerard and his covered dependents become eligible for coverage under another employer’s plans. In addition, each then-outstanding equity award that is granted after the date of this prospectus that vests subject to Dr. Guerard’s continued service will automatically become vested and exercisable in full pursuant to the terms of the Change in Control Severance Policy. Grant agreements for equity awards subject to performance-based vesting criteria may provide for alternative treatment upon a termination described above. Absent any such treatment in such grant agreement, the acceleration of equity awards subject to performance-based vesting criteria shall be deemed to have been met based on the achievement of such award at the greater of target or, if determinable, actual performance. Plus, each then-outstanding equity award that was granted before the date of this prospectus pursuant to the Company’s 2015 Stock Incentive Plan that vests subject to Dr. Guerard’s continued service will automatically become vested and exercisable in full in the event that Dr. Guerard is terminated without “cause” (as defined in our 2015 Stock Incentive Plan) or resigns for “good reason” (as defined in our 2015 Stock Incentive Plan) following a “change in control” of us (as defined in our 2015 Stock Incentive Plan), pursuant to the terms of the 2015 Stock Incentive Plan.

Pursuant to the Change in Control Severance Policy, in the event that Mr. Salain is terminated without “cause” (as defined in the Change in Control Severance Policy) or resigns for “good reason” (as defined in the Change in Control Severance Policy) within 12 months following a “change in control” of us (as defined in the Change in Control Severance Policy), Mr. Salain will be entitled to receive a cash amount, payable in a lump sum, equal to (i) 15 months’ annual base salary and (ii) 1.25 times his target bonus for the fiscal year in which the termination occurs. Mr. Salain will also be entitled to continued coverage under our group-healthcare plans for a period ending on the earlier of (x) 15 months following the termination date and (y) the date that Mr. Salain and his covered dependents become eligible for coverage under another employer’s plans. In addition, each then-outstanding equity award that is granted after the date of this prospectus that vests subject to Mr. Salain’s continued service will automatically become vested and exercisable in full pursuant to the terms of the Change in Control Severance Policy. Grant agreements for equity awards subject to performance-based vesting criteria may provide for alternative treatment upon a termination described above. Absent any such treatment in such grant agreement, the acceleration of equity awards subject to performance-based vesting criteria shall be deemed to have been met based on the achievement of such award at the greater of target or, if determinable, actual performance. Plus, each then-outstanding equity award that was granted before the date of this prospectus pursuant to the Company’s 2015 Stock Incentive Plan that vests subject to Mr. Salain’s continued service will automatically become vested and exercisable in full in the event that Mr. Salain is terminated without “cause” (as defined in our 2015 Stock Incentive Plan) or resigns for “good reason” (as defined in our 2015 Stock Incentive Plan) following a “change in control” of us (as defined in our 2015 Stock Incentive Plan), pursuant to the terms of the 2015 Stock Incentive Plan.

The vesting of any outstanding equity award that is not assumed by a successor company following a change in control of us will automatically accelerate in full without regard to Dr. Guerard’s or Mr. Salain’s termination of service.

All such severance payments and benefits are subject to each named executive officer’s execution of a general release of claims against us.

Equity Compensation Plans

2015 Stock Incentive Plan

Our board of directors originally adopted our 2015 Stock Incentive Plan, or 2015 Plan, which was also approved by our stockholders, in February 2015. Our board of directors, or a committee thereof appointed by our board of directors, administers the 2015 Plan and the awards granted thereunder. Awards under our 2015 Plan apply to shares of our common stock.

The 2015 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonqualified stock options, as well as for the issuance of restricted stock units, or RSUs, stock appreciation rights, or SARs, restricted stock awards, or RSAs, and performance awards. We may grant incentive stock options only to our employees. We may grant nonqualified stock options, phantom stock unit awards, RSUs, SARs, RSAs and performance awards to our employees, directors, and consultants. Only stock options and RSAs have been granted under the 2015 Plan. We refer to such employees, directors or consultants who receive an award under our 2015 Plan as participants.

The exercise price of each stock option intended to qualify as incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2015 Plan is ten years. Options generally vest over a four-year period, and will cease to vest on the date a participant ceases to provide services to us and all then unvested options will be forfeited. Our board of directors, or a committee thereof, may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Our board of directors has discretion to accelerate, in whole or part, the vesting and exercisability of an award, such as in connection with an award holder’s termination of service. Stock options granted under the 2015 Plan generally may be exercised, to the extent vested as of the date of termination, for a period of thirty days after the termination of the optionee’s service to us, for a period of twelve months in the case of disability, for a period of twelve months in the case of death or such longer or shorter period as our compensation committee may provide, but in any event no later than the expiration date of the stock option.

All RSAs granted under the 2015 Plan are fully vested.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made as set forth in the 2015 Plan.

In the event of a merger or consolidation, or in the event of a liquidation, dissolution or sale of all or substantially all of our assets, each, a corporate transaction, outstanding awards under our 2015 Plan shall terminate upon such corporate transaction, unless continuation or assumption of such awards is provided in connection with the corporate transaction. Our board of directors has discretion to provide that, upon a corporate transaction, awards shall be cancelled in exchange for a payment equal to the value of the per share consideration payable to holders of our common stock in the transaction and, in respect of awards, less the awards exercise price or purchase price, as applicable (this payment may be zero if the award has no value). Stock options granted under the 2015 Plan shall accelerate in full if they are not continued, assumed or substituted in connection with a corporate transaction. In addition, to the extent stock options are continued, assumed or substituted in connection with a corporate transaction, and the award holder’s service to the company is involuntarily terminated (without “cause” or for “good reason”, as defined under the 2015 Plan) within one year following such corporate transaction, the stock options shall accelerate in full.

As of June 30, 2020, we had reserved 648,587 shares of our common stock for issuance under our 2015 Plan. As of June 30, 2020, options to purchase 2,066,076 shares of these reserved shares remained outstanding and 648,587 of these reserved shares remained available for future grant. The stock options outstanding as of June 30, 2020 had a weighted-average exercise price of $2.52 per share.

Our 2020 Plan (described below) became effective upon the date immediately prior to the date of this prospectus. As a result, we ceased granting any additional equity awards under the 2015 Plan following that date, and the 2015 Plan terminated at that time. However, the outstanding stock options granted under the 2015 Plan remain outstanding, subject to the terms of our 2015 Plan and the applicable stock option agreements evidencing such awards, until such outstanding awards are exercised, or until they terminate or expire by their terms. On the date immediately prior to the date of this prospectus, the shares reserved but not issued or subject to outstanding awards under our 2015 Plan became available for grant and issuance under our 2020 Plan as common stock.

2020 Equity Incentive Plan

In August 2020, our board of directors adopted our 2020 Equity Incentive Plan, or 2020 Plan, that became effective on the date immediately prior to the date of the effectiveness of the registration of which this prospectus forms a part and serves as the successor to our 2015 Plan. Our 2020 Plan authorizes the award of stock options, RSAs, SARs, RSUs, performance awards and stock bonus awards. We have initially reserved 1,850,000 shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the 2015 Plan on the effective date of the 2020 Plan, for issuance pursuant to awards granted under our 2020 Plan. The number of shares reserved for issuance under our 2020 Plan will increase automatically on January 1 of each of 2021 through 2030 by the number of shares equal to the lesser of 5% of the aggregate number of outstanding shares of our common stock as of the immediately preceding December 31, or a number as may be determined by our board of directors.

In addition, the following shares will again be available for issuance pursuant to awards granted under our 2020 Plan:

•	shares subject to options or SARs granted under our 2020 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2020 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2020 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2020 Plan that are surrendered, cancelled or exchanged for cash or a different award (or combination thereof);

•	shares issuable upon the exercise of options granted under our 2015 Plan that cease to be subject to such options, by forfeiture after the effective date of the 2020 Plan;

•	shares subject to awards granted under our 2015 Plan that are forfeited or repurchased by us at the original price after the termination of the 2015 Plan; and

•	shares subject to awards under our 2015 Plan or our 2020 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Administration. Our 2020 Plan is expected to be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2020 Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2020 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2020 Plan provides that the board or compensation committee may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Eligibility. Our 2020 Plan provides for the grant of awards to our employees, directors, consultants, independent contractors and advisors. No non-employee director may receive awards under our 2020 Plan that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in a calendar year or $1,000,000 in the calendar year of his or her initial services as a non-employee director with us.

Options. The 2020 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of our common stock. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2020 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 5,550,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2020 Plan.

Options may vest based on service or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2020 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Awards. An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the compensation committee. Holders of RSAs will have the right to vote and any dividends or stock distributions paid pursuant to unvested RSAs will be accrued and paid when the restrictions on such shares lapse. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock Appreciation Rights. An SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our compensation committee), to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.

Restricted Stock Units. RSUs represent the right to receive shares of our common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs will be made as soon as practicable following vesting as provided in the applicable award agreement, and may be settled in cash, shares of our common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.

Performance Awards. Performance awards granted to pursuant to the 2020 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock, that may be settled in cash, property or by issuance of those shares subject to the satisfaction of achievement of specified performance conditions.

Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject such award as determined by our compensation committee. The awards may be granted as consideration for services already rendered, or at the discretion of the compensation committee, may be subject to vesting restrictions based on continued service or performance conditions.

Dividend Equivalents Rights. Dividend equivalent rights may be granted at the discretion of our compensation committee, and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination of thereof as determined by the compensation committee.

Change of Control. Our 2020 Plan provides that, in the event of a corporate transaction, as defined in the 2020 Plan, outstanding awards under our 2020 Plan shall be subject to the agreement evidencing the corporate transaction, any or all outstanding awards may be (a) continued by us, if we are the successor entity; or (b) assumed or substituted by the successor corporation, or a parent or subsidiary of the successor corporation, for substantially equivalent awards (including, but not limited to, a payment in cash or the right to acquire the same consideration paid to the stockholders of the company pursuant to the corporate transaction), in each case after taking into account appropriate adjustments for the number and kind of shares and exercise prices.

The successor corporation may also issue, as replacement of outstanding shares of the company held by a participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation refuses to assume, substitute or replace any award, then each such award shall become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon shall lapse, immediately prior to the consummation of the corporation transaction.

Performance awards not assumed pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement. If an award vests in lieu of assumption or substitution in connection with a corporate transaction as provided above, the board or committee will notify the holder of such award in writing or electronically that such award will be exercisable for a period of time determined by the board or committee in its sole discretion, and such award will terminate upon the expiration of such period without consideration. Any determinations by the board or committee need not treat all outstanding awards in an identical manner, and shall be final and binding on each applicable participant.

Adjustment. In the event of a change in the number of outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off or similar change in our capital structure, appropriate proportional adjustments will be made to the number of shares reserved for issuance under our 2020 Plan; the exercise prices, number and class of shares subject to outstanding options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to incentive stock options.

Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors (or a committee thereof) or required by law during the term of service of the award holder, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2020 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Amendment and Termination. Our board of directors may amend our 2020 Plan at any time, subject to stockholder approval as may be required. Our 2020 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2020 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws.

2020 Employee Stock Purchase Plan

In August 2020 our board of directors adopted our 2020 Employee Stock Purchase Plan, or ESPP, that became effective upon the effectiveness of the registration statement of which this prospectus forms a part in order to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions. Our ESPP is intended to qualify under Section 423 of the Code.

Shares Available. We have initially reserved 210,000 shares of our common stock for sale under our ESPP. The aggregate number of shares reserved for sale under our ESPP will increase automatically on January 1st of each of the first ten calendar years after the first offering date under the ESPP by the number of shares equal to the lesser of 1% of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share) or a number of shares as may be determined by our board of directors in any particular year. The aggregate number of shares issued over the term of our ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed 2,100,000 shares of our common stock.

Administration. Our compensation committee will administer our ESPP subject to the terms and conditions of the ESPP. Among other things, the compensation committee will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.

Eligibility. Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us (employees of subsidiaries if so designated in the future) at the beginning of the offering period. However, our compensation committee may determine that employees who are customarily employed for 20 hours or less per week or for five months or less in a calendar year are not eligible to participate in the ESPP. In addition, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. The compensation committee may impose additional restrictions on eligibility from time to time subject to compliance with applicable law.

Offerings. Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months.

Participation. Participating employees will be able to purchase the offered shares of our common stock by accumulating funds through payroll deductions. Participants may select a rate of payroll deduction between 1% and 15% of their compensation. However, a participant may not purchase more than 3,000 shares during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. Our compensation committee, in its discretion, may set a lower maximum amount of shares which may be purchased.

The purchase price for shares of our common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period.

Once an employee becomes a participant in an offering period, the participant will be automatically enrolled in each subsequent offering period at the same contribution level. A participant may reduce his or her contribution in accordance with procedures set forth by the compensation committee and may withdraw from participation in the ESPP at any time prior the end of an offering period, or such other time as may be specified by the compensation committee. Upon withdrawal, the accumulated payroll deductions will be returned to the participant without interest.

Adjustments upon Recapitalization. If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then our compensation committee will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Corporate Transaction. If we experience a corporate transaction (as defined in the ESPP), each outstanding right to purchase shares or our common stock will be assumed or an equivalent option substituted by the successor corporation or a parent or a subsidiary of the successor corporate. In the event that the successor corporation refuses to assume or substitute the purchase right, the offering period with respect to which such purchase right relates will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the closing of the proposed corporate transaction, and our ESPP will then terminate on the closing of the proposed corporate transaction.

Transferability. A participant may not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.

Amendment; Termination. The compensation committee may amend, suspend or terminate the ESPP at any time without stockholder consent, except as required by law. Our ESPP will continue until the earlier to occur of (a) termination of the ESPP by the Board, (b) issuance of all of the shares reserved for issuance under the ESPP or (c) the tenth anniversary of the first purchase date under the ESPP.

401(k) Plan

We sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to employees until withdrawn or distributed from the 401(k) plan.

Other Benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will become effective in connection with the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of each transaction since January 1, 2017 and each currently proposed transaction to which we have been or are to be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Danforth Advisors Consulting Agreement and Warrant

On September 3, 2019, we entered into a Consulting Agreement with Danforth Advisors, LLC, or Danforth. A Founding Managing Director of Danforth is Daniel Geffken, our former Interim Chief Financial Officer. The agreement provides for Danforth to provide business consulting and advisory services to us. The agreement remains in effect until such time as either party has given notice of termination and may be terminated by either party upon 60 days prior written notice to the other party. As consideration under the agreement, we compensate Danforth with consulting fees based on hourly rates as enumerated in the agreement. In connection with the agreement, we also granted Danforth a warrant to purchase 27,759 shares of our common stock at a price per share of $3.88, of which warrant 1/12 of the shares become vested and exercisable on October 3, 2019, and an additional 1/12 of the shares become vested on the same day of each full succeeding calendar month thereafter.

Series C Convertible Preferred Stock Financing

Between July and August 2019, we sold an aggregate of 37,432,787 shares of our Series C preferred at a purchase price of $1.4693 per share, for an aggregate purchase price of approximately $55.0 million. Each share of our Series C preferred will convert automatically into common stock upon the completion of this offering at a ratio of 9.0058:1. The Series C Financing further allowed certain purchasers of Series C preferred the option to purchase up to an additional 17,014,902 shares of Series C preferred at a price per share of $1.4693 for a period of up to 30 days after we notify them of the three month readout from the Phase 2a clinical trial of GB-102 in patients with ME secondary to DME and RVO. In August 2020, our board of directors and the Series C preferred holders amended the Series C stock purchase agreement such that this option is no longer exercisable and terminated upon the effectiveness of this registration statement of which this prospectus forms a part.

The following table summarizes the Series C preferred purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Series C Preferred	Total Purchase Price ($)
AffaMed Project Limited	10,208,943	15,000,000
CVF 2018, LLC	6,805,962	10,000,000
Hatteras Venture Partners IV SBIC, L.P.(1)	1,361,192	1,999,999
Entities affiliated with Deerfield(2)	7,874,703	11,570,301
OrbiMed Private Investments VI, L.P.(3)	7,624,082	11,202,064
Clarus Lifesciences III, L.P.(4)	3,557,905	5,227,630

(1)	Christy Shaffer, a member of our board of directors, is a general partner at Hatteras.
(2)

Consists of shares held by Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P. Cameron Wheeler, a member of our board of directors, is a Principal at Deerfield.

(3)	Chau Khuong, a member of our board of directors, is a Private Equity Partner at OrbiMed.
(4)	Emmett Cunningham, Jr., a member of our board of directors, is a Senior Managing Director at Clarus, a fund managed by Blackstone Life Sciences.

Also in connection with our Series C preferred financing, we granted a right of first negotiation and first refusal to AffaMed Project Limited with regards to a potential exclusive license to GB-102 solely with regards to certain territories. Under the terms of the right of first negotiation and first refusal, the option period for such license will run from the initial closing of the Series C preferred financing until the earlier of July 31, 2021 or 60 days following the date that we provide them with a top line data package of the GB-102 Phase 2b clinical trial results. See “Business—License Agreements—AffaMed” for addition detail.

Series B Convertible Preferred Stock Financing

Between April 2016 and May 2018, we sold an aggregate of 76,078,535 shares of our Series B preferred at a purchase price of $0.991 per share, or $0.842 per share for shares issued upon conversion and/or cancellation of outstanding convertible promissory notes, for an aggregate purchase consideration of approximately $74.9 million. Each share of our Series B preferred will convert automatically into common stock upon the completion of this offering at a ratio of 9.0058:1.

The following table summarizes the Series B preferred purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Series B Preferred	Total Purchase Price ($)
Hatteras Venture Partners IV SBIC, L.P.(1)	11,186,293	10,734,449
Entities affiliated with Deerfield(2)	25,619,822	25,389,244
OrbiMed Private Investments VI, L.P.(3)	24,804,439	24,581,199
Clarus Lifesciences III, L.P.(4)	11,575,405	11,471,226
Gerald D. Cagle, Ph.D.(5)	29,925	25,197

(1)	Christy Shaffer, a member of our board of directors, is a general partner at Hatteras.
(2)	Consists of shares held by Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P. Cameron Wheeler, a member of our board of directors, is a Principal at Deerfield.
(3)	Chau Khuong, a member of our board of directors, is a Private Equity Partner at OrbiMed.
(4)	Emmett Cunningham, Jr., a member of our board of directors, is a Senior Managing Director at Clarus, a fund managed by Blackstone Life Sciences.
(5)	Gerald Cagle is a member of our board of directors.

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act of 1933, as amended. For a description of these registration rights, see the section entitled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

In connection with this offering, we intend to enter into new indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section entitled “Executive Compensation—Limitations on Liability and Indemnification Matters” for information on our indemnification arrangements with our directors and executive officers.

Policies and Procedures for Related Party Transactions

In connection with this offering, we intend to adopt a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock at August 31, 2020, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to this offering is based on 14,468,113 shares of common stock outstanding as of August 31, 2020, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock in connection with this offering. Beneficial ownership after this offering is based on 20,093,113 shares of common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock into common stock as described above, (ii) the issuance of 5,625,000 shares of common stock in this offering and (iii) no purchases of shares in this offering by any of the holders listed in the following table.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of August 31, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Graybug Vision, Inc., 275 Shoreline Drive, Suite 450, Redwood City, CA 94065.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
Directors and Named Executive Officers:
Frederic Guerard, Pharm.D.(1)	906,123	5.9%	4.3%
Gerald Cagle, Ph.D.(2)	85,137	*	*
Daniel Geffken(3)	27,759	*	*
Pamela Wapnick(4)†	102,417	*	*
Daniel Salain(5)	181,096	1.2	*
Charles Semba, M.D., FACC, FACR(6)†	236,996	1.6	1.2
Emmett Cunningham, Jr., M.D., Ph.D., M.P.H.(7)	—	—
Hansoo Michael Keyoung, M.D., Ph.D.(8)	1,133,596	7.8	5.6
Chau Khuong, M.P.H.(9)	3,600,847	24.9	17.9
Christy Shaffer, Ph.D.(10)	1,644,217	11.3	8.2
Cameron Wheeler, Ph.D.(11)	3,719,213	25.7	18.5
All executive officers and directors as a group (10 persons)(12)	11,521,724	81.2	53.5
5% Stockholders:
Entities affiliated with Deerfield(11)	3,719,213	25.7	18.5
OrbiMed Private Investments VI, L.P.(9)	3,600,847	24.9	17.9
Clarus Lifesciences III, L.P.(13)	1,680,395	11.6	8.4
Hatteras Venture Partners IV SBIC, L.P.(10)	1,644,217	11.3	8.2
AffaMed Project Limited(8)	1,133,596	7.8	5.6
CVF 2018, LLC(14)	755,730	5.2	3.8

*	Represents beneficial ownership of less than one percent.
†	Former executive officer.
(1)

Consists of 906,123 shares of our common stock subject to options that are exercisable within 60 days of August 31, 2020, of which 679,400 shares are unvested, but early exercisable within 60 days of August 31, 2020.

(2)	Consists of (i) 3,322 shares of our common stock and (ii) 81,815 shares of our common stock subject to options that are exercisable within 60 days of August 31, 2020.
(3)

Consists of 27,759 shares of our common stock subject to a warrant held by SG DAN Equity Holdings LLC that is exercisable within 60 days of August 31, 2020. SG DAN Equity Holdings LLC is wholly owned by Danforth Advisors, LLC, or Danforth. Daniel Geffken, our former interim chief financial officer, is a member of the board of directors of Danforth.

(4)	Consists of 102,417 shares of our common stock subject to options that are exercisable within 60 days of August 31, 2020.
(5)

Consists of 181,096 shares of our common stock subject to options that are exercisable within 60 days of August 31, 2020, of which 84,694 shares are unvested, but early exercisable within 60 days of August 31, 2020.

(6)

Consists of 236,996 shares of our common stock subject to options that are exercisable within 60 days of August 31, 2020, of which 107,906 shares are unvested, but early exercisable within 60 days of August 31, 2020.

(7)

Emmett Cunningham, a member of our board of directors, is an employee of The Blackstone Group Inc. or one of its affiliates. Dr. Cunningham disclaims beneficial ownership of any shares of common stock owned directly or indirectly by The Blackstone Group Inc. or its affiliates.

(8)

Consists of 1,133,596 shares of our common stock held of record by AffaMed Project Limited, or AffaMed. Mengjiao Jiang and Hansoo Michael Keyoung, a member of our board of directors, are the directors of AffaMed and each of them may be deemed to hold shared voting and dispositive power with respect to the shares held by AffaMed. The address of AffaMed is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(9)

Consists of 3,600,847 shares of our common stock held of record by OrbiMed Private Investments VI, L.P., or OPI IV. OrbiMed Capital GP VI LLC, or GP VI, is the general partner of OPI VI, and OrbiMed Advisors LLC, or Advisors, is the managing member of GP VI. By virtue of such relationships, GP VI and Advisors may be deemed to have voting power and investment power over the securities held by OPI VI and as a result, may be deemed to have beneficial ownership over such securities. Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI VI. The address of OPI IV is 601 Lexington Avenue, New York, NY 10022-4629.

(10)

Consists of (i) 1,586,490 shares of our common stock held of record by Hatteras Venture Partners IV SBIC, L.P., or HVP IV SBIC, and (ii) 57,727 shares of our common stock subject to options held of record by HVP IV SBIC that are exercisable within 60 days of August 31, 2020. Hatteras Venture Advisors IV SBIC, L.L.C., or HVA IV SBIC, is the general partner of HVP IV SBIC. The managing members of HVA IV SBIC include: Robert Ingram, Douglas Reed, Clay Thorp, John Crumpler and Kenneth Lee. These managing members share voting and dispositive power over the securities directly held by HVP IV SBIC. The address of HVP IV SBIC is 280 S. Mangum Street, Suite 350, Durham, NC 27701.

(11)

Consists of (i) 1,713,873 shares of our common stock held of record by Deerfield Healthcare Innovations Fund, L.P., (ii) 1,713,873 shares of our common stock held of record by Deerfield Private Design Fund III, L.P. and (iii) 291,467 shares of our common stock held of record by Deerfield Partners, L.P. Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P., Deerfield Mgmt. HIF, L.P. is the general partner of Deerfield Healthcare Innovations Fund, L.P. and Deerfield Mgmt, L.P. is the general partner of Deerfield Partners, L.P. Deerfield Management Company, L.P. is the investment manager of each of Deerfield Private Design Fund III, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Partners, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt III, L.P., Deerfield Mgmt HIF, L.P., Deerfield Mgmt, L.P. and Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the securities held by Deerfield Private Design Fund III, L.P., Deerfield Mgmt HIF, L.P., Deerfield Management Company, L.P. The address of each of Deerfield Private Design Fund III, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Partners, L.P. is c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017.

(12)

Consists of (i) 10,043,468 shares of our common stock, (ii) 1,450,497 shares of our common stock subject to options that are exercisable within 60 days of June 30, 2020, and (iii) 27,759 shares of our common stock subject to warrants that are exercisable within 60 days of August 31, 2020 held by all our executive officers and directors, as a group, of which 987,830 shares subject to stock options are unvested as of such date.

(13)

Consists of 1,680,395 shares of our common stock held of record by Clarus Lifesciences III, L.P., or Clarus. Clarus Ventures III GP, L.P. is the sole general partner of Clarus. Blackstone Clarus III L.L.C. is the sole general partner of Clarus Ventures III GP, L.P. The sole member of Blackstone Clarus III L.L.C. is Blackstone Holdings II L.P. The sole general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by The Blackstone Group Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The address of Clarus is 101 Main Street, Cambridge, MA 02142.

(14)	Consists of 755,730 shares of our common stock held of record by CVF 2018, LLC, or CVF. The address of CVF is 222 North LaSalle Street, Suite 2000, Chicago, IL 60601.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

Pursuant to the provisions of our current certificate of incorporation all of the outstanding convertible preferred stock will automatically convert into common stock in connection with the completion of this offering. Our Series A convertible preferred stock, or Series A preferred, will convert at a ratio of 8.8527:1, our Series A-2 convertible preferred stock, or Series A-2 preferred, will convert at a ratio of 9.0058:1, our Series B convertible preferred stock, or Series B preferred, will convert at a ratio of 9.0058:1 and our Series C preferred will convert at a ratio of 9.0058:1. Assuming the effectiveness of the conversion of preferred stock into shares of common stock as of June 30, 2020, there were 14,468,113 shares of our common stock issued and outstanding, held by approximately 58 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock not in excess of our total authorized shares.

In connection with our Series C preferred financing, certain purchasers of Series C preferred had the option to purchase up to an additional 17,014,902 shares of Series C preferred at a price per share of $1.4693 for a period of up to 30 days after we notify them of the three month readout from the Phase 2a clinical trial of GB-102 in patients with ME secondary to DME and RVO. In August 2020, our board of directors and the Series C preferred holders amended the Series C stock purchase agreement such that this option is no longer exercisable and terminated upon the effectiveness of this registration statement of which this prospectus forms a part.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section entitled “Dividend Policy.”

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Immediately prior to the completion of this offering, each outstanding share of preferred stock will be converted into common stock. Our Series A preferred will convert at a ratio of 8.8527:1, our Series A-2 preferred will convert at a ratio of 9.0058:1, our Series B preferred will convert at a ratio of 9.0058:1 and our Series C preferred will convert at a ratio of 9.0058:1.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding and not above the number of shares of that series authorized, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of June 30, 2020, we had one outstanding warrant to purchase 27,759 shares of our common stock, issued on December 11, 2019, with an exercise price per share of $3.88. Upon issuance, 1/12th of the shares issuable upon exercise of such warrant became vested and exercisable, and an additional 1/12th of the shares become vested on the same day of each full succeeding calendar month thereafter

Stock Options

As of June 30, 2020, we had outstanding options to purchase an aggregate 2,066,076 shares of our common stock, with a weighted-average exercise price of $2.52.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, immediately following this offering, the holders of 13,145,104 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below. We refer to these shares collectively as registrable securities.

Demand Registration Rights

Beginning 180 days after the completion of this offering, the holders of at least a majority of the then-outstanding registrable securities may make a written request to us for the registration under the Securities Act of registrable securities representing at least twenty five percent (25%) of the then outstanding registrable securities (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $20.0 million). Within 10 days after the date such request is given, we are obligated to provide notice of such request to all holders of registrable securities and as soon as practicable, and in any event within 60 days after the date such request is given, to file a registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 90 days, if after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders for such registration statement to be effected at such time.

Form S-3 Registration Rights

The holders of at least fifteen percent (15%) of the then-outstanding registrable securities can request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the anticipated aggregate price to the public of the shares offered is at least $5.0 million. Within ten (10) days after the date such request is given, we are obligated to provide notice of such request to all holders of registrable securities and as soon as practicable, and in any event within 45 days after the date such request is given, to file a Form S-3 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 90 days, if after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders for such registration statement to be effected at such time.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to a registration relating to this offering, a Form S-3 registration as described above, employee benefit plans or a registration relating to a corporate reorganization. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total number of registrable securities originally requested by such holders to be included in the registration statement. However, the number of shares to be registered by these holders cannot be reduced below 30% of the registrable securities such holders requested to be included in such offering.

Expenses of Registration Rights

We generally will pay all expenses, including expenses of one counsel for the selling holders, other than underwriting discounts and commissions.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of (i) a deemed liquidation event, as defined in our restated certificate of incorporation, (ii) such time after this offering as the registrable securities held by such holder may be sold within any ninety day period without restriction pursuant to Rule 144 promulgated under the Securities Act and (iii) the third anniversary of this public offering.

Anti-Takeover Provisions

The provisions of the DGCL, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

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Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

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Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section entitled “Management—Board Composition.”

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Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

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Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

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Amendment of Charter Provisions. Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

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Choice of Forum. Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent’s address is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219.

The Nasdaq Global Market Listing

We have been approved to list our common stock on the Nasdaq Global Market under the symbol “GRAY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have a total of 20,093,113 shares of our common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 13,085,913 shares of our common stock and (ii) the issuance of 5,625,000 shares of common stock in this offering. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, can only be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have, or will have, entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

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beginning 181 days after the date of this prospectus, 14,468,113 additional shares will become eligible for sale in the public market, of which 11,521,724 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up/Market Standoff Agreements

All of our directors and officers and substantially all of our security holders are, or will be, subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of SVB Leerink LLC and Piper Sandler & Co., subject to certain exceptions. See the section entitled “Underwriting” appearing elsewhere in this prospectus for more information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 200,931 shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding three months to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up and market standoff agreements described above.

Form S-8 Registration Statement

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the 2,066,076 shares of our common stock that were subject to options outstanding as of June 30, 2020, options to purchase 872,853 shares of common stock were vested as of June 30, 2020. Shares of our common stock underlying outstanding options will not be eligible for sale until expiration of the 180-day lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section entitled “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare Contribution tax on net investment income and does not deal with state or local taxes, U.S. federal gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or Code, such as:

•	insurance companies, banks and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our capital stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is not a U.S. Holder or a partnership or other pass-through entity for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section entitled “—Gain on Disposition of Our Common Stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below entitled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Common Stock

Subject to the discussions below under the sections entitled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if U.S. real property interests as defined in the Code and the U.S. Treasury Regulations comprised (by fair market value) at least half of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we were treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under legislation commonly known as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Under proposed U.S. Treasury Regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury Regulations until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

SVB Leerink LLC and Piper Sandler & Co. are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
SVB Leerink LLC	2,362,501
Piper Sandler & Co.	1,996,875
Needham & Company, LLC	632,812
Wedbush Securities Inc.	632,812

Total	5,625,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.672 per share. After the initial offering of the shares, the public offering price, concession or any other term of this offering may be changed by the representatives.

The following table shows the initial public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

		Total
	Per Share	Without Option	With Option
Initial public offering price	$16.00	$90,000,000	$103,500,000
Underwriting discounts and commissions	$1.12	$6,300,000	$7,245,000
Proceeds, before expenses, to us	$14.88	$83,700,000	$96,255,000

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $4.0 million. We also have agreed to reimburse the underwriters for up to $40,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 843,750 additional shares at the initial public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of SVB Leerink LLC and Piper Sandler & Co. on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We have been approved to list our common stock on the Nasdaq Global Market, subject to notice of issuance, under the symbol “GRAY.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering, our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each, a “Relevant State”, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

A.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

C.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and each of our and the underwriters’ respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

References to the Prospectus Regulation include, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons, or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, as amended.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2018 and 2019, and for the years then ended, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at www.graybug.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

GRAYBUG VISION, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Graybug Vision, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Graybug Vision, Inc. (the Company) as of December 31, 2019 and 2018, the related statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Redwood City, California

April 21, 2020, except for the third paragraph of Note 1, as to which the date is September 18, 2020

GRAYBUG VISION, INC.

Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$15,870	$12,834
Short-term investments	20,086	—
Prepaid expenses and other current assets	315	611

Total current assets	36,271	13,445
Property and equipment, net	1,975	1,515
Prepaid expenses and other non-current assets	2,414	2,853

Total assets	$40,660	$17,813

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$4,636	$2,523
Accrued research and development	2,333	1,693
Other current liabilities	3,124	1,578
Preferred stock tranche obligation	2,158	—

Total current liabilities	12,251	5,794

Commitments and contingencies (Note 7)
Convertible preferred stock, $0.0001 par value; 142,150,096 and 87,898,561 shares authorized, 117,809,883 and 80,377,096 shares issued and outstanding as of December 31, 2019 and 2018, respectively; aggregate liquidation value of $148,592 as of December 31, 2019	131,363	78,811
Stockholders’ deficit
Common stock, $0.0001 par value; 188,000,000 and 120,000,000 shares authorized, 1,371,467 and 1,292,858 shares issued and outstanding as of December 31, 2019 and 2018, respectively	—	—
Additional paid-in capital	2,879	2,007
Accumulated deficit	(105,836)	(68,799)
Accumulated other comprehensive income	3	—

Total stockholders’ deficit	(102,954)	(66,792)

Total liabilities, convertible preferred stock and stockholders’ deficit	$40,660	$17,813

See accompanying notes to the financial statements.

GRAYBUG VISION, INC.

Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018
Operating expenses
Research and development	$30,580	$22,971
General and administrative	6,922	5,599

Total operating expenses	37,502	28,570

Loss from operations	(37,502)	(28,570)
Interest income	393	192
Change in fair value of preferred stock tranche obligation	72	—

Net loss	(37,037)	(28,378)
Cumulative dividends on convertible preferred stock	(7,055)	(4,317)

Net loss attributable to common stockholders	$(44,092)	$(32,695)

Net loss per common share—basic and diluted	$(33.41)	$(25.77)

Weighted-average number of shares outstanding used in computing net loss per common share—basic and diluted	1,319,912	1,268,742

Pro forma net loss per common share—basic and diluted (unaudited)	$(3.09)

Weighted-average number of shares used in computing pro forma net loss per common share—basic and diluted (unaudited)	12,001,954

See accompanying notes to the financial statements.

GRAYBUG VISION, INC.

Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2019	2018
Net loss	$(37,037)	$(28,378)
Unrealized gain on available-for-sale securities, net of tax	3	—

Comprehensive loss	$(37,034)	$(28,378)

See accompanying notes to the financial statements.

GRAYBUG VISION, INC.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2017	37,995,663	$36,916	1,207,195	$—	$1,535	$(40,421)	$—	$(38,886)
Issuance of Series B convertible preferred stock, net of issuance costs of $105	42,381,433	41,895	—	—	—	—	—	—
Stock issued on exercise of stock options	—	—	85,663	—	124	—	—	124
Stock-based compensation expense	—	—	—	—	348	—	—	348
Net loss	—	—	—	—	—	(28,378)	—	(28,378)

Balance—December 31, 2018	80,377,096	78,811	1,292,858	—	2,007	(68,799)	—	(66,792)
Issuance of Series C convertible preferred stock, net of issuance costs of $217 and discount on allocation of proceeds to preferred stock tranche obligation of $2,230	37,432,787	52,552	—	—	—	—	—	—
Stock issued on exercise of stock options	—	—	78,609	—	134	—	—	134
Stock-based compensation expense	—	—	—	—	738	—	—	738
Net loss	—	—	—	—	—	(37,037)	—	(37,037)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	3	3

Balance—December 31, 2019	117,809,883	$131,363	1,371,467	$—	$2,879	$(105,836)	$3	$(102,954)

See accompanying notes to the financial statements.

GRAYBUG VISION, INC.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2018
Operating activities
Net loss	$(37,037)	$(28,378)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	738	348
Depreciation	303	175
Change in fair value of preferred stock tranche obligation	(72)	—
Accretion of premium and discounts on short-term investments	(68)	—
Loss on disposal of property and equipment	—	18
Changes in operating assets and liabilities
Prepaid expenses and other current and noncurrent assets	1,597	(2,721)
Accounts payable	1,403	1,370
Accrued research and development	640	904
Other current liabilities	1,281	136
Deferred rent	—	(68)

Net cash used in operating activities	(31,215)	(28,216)

Investing activities
Purchases of property and equipment	(605)	(1,461)
Purchases of short-term investments	(22,515)	—
Maturity of short-term investments	2,500	—

Net cash used in investing activities	(20,620)	(1,461)

Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	54,782	41,895
Proceeds from exercise of stock options	134	124
Payment of offering costs	(45)	—

Net cash provided by financing activities	54,871	42,019

Net increase in cash and cash equivalents	3,036	12,342
Cash and cash equivalents—beginning of year	12,834	492

Cash and cash equivalents—end of year	$15,870	$12,834

Supplemental disclosure of noncash items
Property and equipment purchases included in accounts payable	$126	$—

Deferred offering costs included in accounts payable and accrued liabilities	$849	$—

See accompanying notes to the financial statements.

GRAYBUG VISION, INC.

Notes to the Financial Statements

1.	Organization, Description of Business and Going Concern Considerations

Graybug Vision, Inc., the Company or Graybug, is a clinical stage biopharmaceutical company developing medicines for the treatment of diseases of the retina and optic nerve. The Company presently devotes substantially all of its resources to conducting research and development and raising capital. The Company was founded in May 2011 and maintains facilities in Redwood City, California and Baltimore, Maryland.

The Company is subject to risks common to clinical stage companies in the biopharmaceutical industry, including dependence on the clinical success of its product candidates, ability to obtain regulatory approvals of its product candidates, compliance with regulatory requirements, the need for substantial additional financing and protection of its proprietary technology.

Reverse Stock Split

On September 18, 2020, the Company effected a 9.0058:1 reverse stock split of the Company’s issued and outstanding common stock. Upon the effectiveness of the reverse stock split, (i) all shares of outstanding common stock were adjusted; (ii) the conversion prices of the convertible preferred stock were adjusted; (iii) the number of shares of common stock for which each outstanding option and warrant to purchase common stock is exercisable were adjusted; and (iv) the exercise price of each outstanding option and warrant to purchase common stock were adjusted. All of the outstanding common stock share numbers (including shares of common stock subject to the Company’s options and as converted for the outstanding convertible preferred stock), share prices, exercise prices and per share amounts contained in the financial statements have been retroactively adjusted in the financial statements to reflect this reverse stock split for all periods presented. The par value per share and the authorized number of shares of common stock were not adjusted as a result of the reverse stock split.

Going Concern Considerations

The Company incurred losses from operations and had negative cash flows from operating activities for the years ended December 31, 2019 and 2018. The Company’s current operating plan indicates it will continue to incur losses from operations and generate negative cash flows from operating activities, given ongoing expenditures related to extensive research and development and the Company’s lack of revenue generating activities at this point in the Company’s lifecycle. These events and conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will need to raise additional funds in order to further advance its research and development programs, operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, similar to what the Company has previously executed, which include preferred equity financing. However, financing may not be available to the Company in the necessary time frame, in the amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its products or the Company could be required to delay, scale back, or eliminate some or all of its research and development programs and other operations and will materially harm its business, financial position and results of operations. Based on the Company’s current plans, it is anticipated that the existing cash will allow the Company to conduct planned operations into the fourth quarter of 2020.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue as a going concern. Based on the Company’s current cash position and current financial

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

position as of the date of the financial statements, there is a substantial doubt about the Company’s ability to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification and Accounting Standards Updates, or ASUs, of the Financial Accounting Standards Board, or FASB.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including those related to accrued research and development expenses, other long-lived assets, the fair values of the Company’s preferred stock tranche obligation, or Preferred Stock Tranche Obligation, common stock, stock-based compensation and the valuation of deferred tax assets. The Company bases its estimates using historical experience, Company forecasts and future plans, current economic conditions, and information from third-party professionals that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and recorded amounts of expenses that are not readily apparent from other sources and adjusts those estimates and assumptions when facts and circumstances dictate.

The Company utilizes estimates and assumptions in determining the fair value of its common stock, including stock-based awards. The Company has granted stock options at exercise prices that represented the fair value of its common stock on the specific grant dates. The Company utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or AICPA TPA, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of convertible preferred stock, the superior rights and preferences of the convertible preferred stock senior to the Company’s common stock at the time, and a probability analysis of various liquidity events, such as a public offering or sale of the Company, under differing scenarios. Changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

The Company’s results can also be affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as recessionary trends, inflation, interest, changes in regulatory laws and monetary exchange rates, and government fiscal policies, can have a significant effect on operations. While the Company maintains reserves for anticipated liabilities, the Company could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are stated at fair value and may include

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

money market funds, U.S. Treasury and U.S. government-sponsored agency securities, corporate debt, commercial paper and certificates of deposit. The Company’s cash equivalents at December 31, 2019 and 2018 consist of money market fund investments.

Investments

The Company invests its excess cash balances in marketable government agency bonds, corporate debt securities and commercial paper. The Company classifies its investments as available-for-sale and report available-for-sale investments at fair value at each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in accumulated other comprehensive loss, a component of stockholders’ deficit. Realized gains and losses are determined using the specific-identification method, and are included in other expense, net in the statements of operations. Should any adjustment to fair value reflect a decline in the value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is “other than temporary” and, if so, recognizes the associated unrealized loss through a charge to the statements of operations. The Company did not record any impairment charges related to its marketable securities during the years ended December 31, 2019 and 2018. The Company classifies its available-for-sale marketable securities as current or non-current based on each instrument’s underlying effective maturity date and for which the Company has the intent and ability to hold the investment for a period of greater than 12 months. Marketable securities with maturities of less than 12 months are classified as current and are included in investments in the balance sheets. Marketable securities with maturities greater than 12 months for which the Company has the intent and ability to hold the investment for greater than 12 months are classified as non-current and are included in investments, non-current in the balance sheets.

Concentrations of Credit Risk and Off-balance Sheet Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and available-for-sale investment securities. The Company’s investment policy includes guidelines regarding the quality of the financial institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. The Company may invest in money market funds, U.S. Treasury securities, corporate debt, U.S. government-related agency securities, commercial paper and certificates of deposit. At December 31, 2019 and 2018, the Company’s cash and cash equivalents are held in financial institutions that management believes are creditworthy. These deposits may exceed federally insured limits The Company has not experienced any losses historically in these accounts and believes it in not exposed to significant credit risk in its cash and cash equivalents. The Company has no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value instrument.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. Capitalized deferred offering costs are included in prepaid and other non-current assets in the Company’s balance sheet at December 31, 2019. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations.

Property and Equipment

Property and equipment are stated at cost, subject to adjustments for impairments, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the useful life of the asset as follows:

Asset	Estimated useful life
Manufacturing and laboratory equipment	Three to five years
Computer hardware	Three to five years
Office furniture and equipment	Three to five years

Maintenance and repairs that do not improve or extend the life of the respective asset are expensed to operations as incurred. Manufacturing and laboratory equipment received is classified as construction in progress until placed into service, at which time depreciation commences. Upon disposal of an asset, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Impairment of Long-lived Assets

The Company evaluates whether current facts or circumstances indicate that the carrying values of its long-lived assets may not be recoverable. If such facts or circumstances are determined to exist, an estimate of the undiscounted future cash flows of these assets is compared to the carrying value the assets to determine whether impairment exists. If the assets are determined to be impaired, the loss is measured based on the difference between the fair value and carrying value of the assets. No impairment losses were recorded during the years ended December 31, 2019 or 2018.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Research and Development Expenses

Research and development costs are expensed as incurred. The Company’s research and development expenses consist primarily of costs incurred for the development of its product candidates and include expenses incurred under agreements with contract manufacturing organizations, or CMOs, contract research organizations, or CROs, investigative sites and consultants to conduct clinical trials and preclinical and non-clinical studies, costs to acquire, develop and manufacture supplies for clinical trials and other studies, salaries and related costs, including stock-based compensation, depreciation and other allocated facility-related and overhead expenses.

Accrued Research and Development Costs

The Company records accruals for estimated costs of preclinical and clinical studies and manufacturing development. A portion of the Company’s clinical and manufacturing development activities are conducted by third-party service providers, including CROs and CMOs. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. The Company accrues the costs incurred under the agreements based on an estimate of actual work completed in accordance with the agreements. In the event the Company makes advance payments for goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as expense as the goods are received or the related services are rendered. Such payments are evaluated for current or long-term classification based on when they are expected to be realized. If the Company does not identify costs that have begun to be incurred or if the Company underestimates or overestimates the level of services performed or the costs of these services, actual expenses could differ from the Company’s estimates. To date, the Company has not experienced significant changes in its estimates of preclinical studies, clinical trial and contract manufacturing accruals.

Patent Costs

Costs to secure and maintain patents covering the Company’s technology and product candidates are expensed as incurred and are classified as general and administrative expenses in the statements of operations.

Convertible Preferred Stock

The Company classifies convertible preferred stock outside of stockholders’ deficit on its balance sheets as the requirements of triggering a deemed liquidation event are not within the Company’s control. In the event of a deemed liquidation event, the proceeds from the event are distributed in accordance with liquidation preferences (see Note 8). The Company adjusts the carrying value of the convertible preferred stock to their redemption values when it becomes probable a redemption event will occur.

Preferred Stock Tranche Obligation

The Company’s Series C convertible preferred stock includes features the Company has determined are not clearly and closely related to the equity host are therefore bifurcated and accounted for separately as freestanding derivative liability on the balance sheet at its estimated fair value. This derivative liability is a result of certain investors’ rights to purchase from the Company, on the same terms as the Series C Preferred Stock Purchase Agreement executed in July 2019, additional shares of Series C convertible preferred stock in subsequent tranches based on the achievement of certain development milestones. At initial recognition, the Company recorded this derivative as a liability on the balance sheets at its estimated fair value. The derivative is subject to remeasurement at each balance sheet date, with changes in fair value recognized in change in fair value of Preferred Stock Tranche Obligation on the Company’s statements of operations.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Stock-based Compensation

Stock-based compensation expense related to stock options and warrants granted to employees, directors and non-employees is recognized based on the grant-date estimated fair values of the awards using the Black-Scholes option pricing model, or Black-Scholes. The value is recognized as expense ratably over the requisite service period, which is generally the vesting term of the award. The Company adjusts the expense for actual forfeitures as they occur.

The grant date fair value of the Company’s common stock utilized in Black-Scholes is determined by the Company’s board of directors with the assistance of management. The grant date fair value of the Company’s common stock is determined using valuation methodologies which utilizes certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability. In determining the fair value of the Company’s common stock, the methodologies used to estimate the enterprise value of the Company were performed using methodologies, approaches, and assumptions consistent with the AICPA TPA.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company assesses the likelihood of deferred tax assets being realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible.

The Company files U.S. federal and state income tax returns. The Company’s tax positions are subject to audit. Financial statement effects of uncertain tax positions are recognized when it is more likely than not, based on the technical merits of the position, that it will be sustained upon examination. The Company evaluates uncertain tax positions on a regular basis. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of the audit, and effective settlement of audit issues. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax. To date, the Company has not been subject to any interest and penalties.

Net Loss Per Share

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. The Company considers its convertible preferred stock to be participating securities as, in the event a dividend is paid on common stock, the holders of convertible preferred stock and unvested shares of common stock would be entitled to receive dividends on a basis consistent with the common stockholders. The net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of those securities do not have a contractual obligation to share in losses. Cumulative dividends on preferred stock are added to net loss to arrive at net loss available to common stockholders.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period, without consideration of potential dilutive securities. Diluted net loss per share is calculated by dividing net loss by the weighted average number of shares of common stock and potential dilutive common stock equivalents outstanding during the period if the effect is dilutive. Potentially dilutive securities include warrants, stock options and convertible preferred stock. Upon achievement of certain development milestones, the calculation of diluted loss per share also requires that, to the extent issuance of additional shares from the Preferred Stock Tranche Obligation is dilutive to loss per share for the period, adjustments to net loss used in the calculation are required to remove the change in fair value of the Preferred Stock Tranche Obligation for the period. Likewise, adjustments to the denominator are required to reflect the related dilutive shares. In all periods presented, the Company’s outstanding stock options, convertible preferred stock, common stock warrants and issuance of additional preferred shares from the preferred stock tranche were excluded from the calculation of diluted net loss per share because their effects were antidilutive and the development milestones for the issuance of additional shares from the preferred stock tranche were not achieved.

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding convertible preferred stock into 13,085,913 shares of common stock immediately prior to the completion of the Company’s planned initial public offering, or IPO. The unaudited pro forma net loss per share for the year ended December 31, 2019, was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at January 1, 2019, or their issuance dates, if later.

Related Party Transactions

In August 2019, the Company engaged a firm managed by the acting chief financial officer of the Company for professional services related to accounting, finance and other administrative functions. For the year ended December 31, 2019, the costs incurred under this arrangement totaled $468,000 which were recorded as general and administrative expense in the accompanying statement of operations. As of December 31, 2019, amounts owed under this arrangement totaled $104,000 are included in accounts payable in the accompanying balance sheet.

The issuance of Series C Preferred in 2019 (see Note 8) included 20,417,882 shares to and proceeds of $30.0 million from certain stockholders considered to be related parties. The issuance of Series B Preferred in 2018 included 41,097,259 shares to and proceeds of $40.7 million from certain stockholders considered to be related parties.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the chief operating decision maker, or CODM, in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its chief executive officer. The Company has determined it operates in one segment.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-based Payment Accounting. ASU 2018-07 aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance under Topic 718 for share-based payments to employees. Under ASU 2018-07, the measurement of equity-classified nonemployee awards is fixed at the grant date at the fair value of the award. ASU 2018-07 permits an entity to make an entity-wide policy election for all nonemployee awards to either (1) estimate forfeitures or (2) recognize forfeitures when they occur. Nonemployee awards that contain a performance condition that affects the quantity or other terms of the award are measured based on the outcome that is probable. Under ASU 2018-07, nonpublic entities that measure liability-classified employee awards using intrinsic value must also measure liability-classified nonemployee awards using intrinsic value. The Company early-adopted ASU 2018-07 effective January 1, 2019 with no material impact on its financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, or ASU 2016-02, with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize the liabilities related all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance became effective for public companies for annual and interim periods beginning after December 15, 2018. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently assessing the potential impact of adopting ASU 2016-02 on its financial statements and financial statement disclosures.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, or ASU 2016-13. The guidance will become effective as of January 1, 2020, and must be adopted using a modified retrospective approach, with certain exceptions. This guidance is effective for public business entities that meet the definition of a Securities and Exchange Commission filer, excluding eligible smaller reporting companies for fiscal years beginning after December 15, 2021. For all other entities, including emerging growth companies, it is effective for fiscal years beginning after December 15, 2022. The Company is currently assessing the potential impact of adopting ASU 2016-13 on its financial statements and financial statement disclosures.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, or ASU 2017-11. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. For public business entities, the amendments in Part I of ASU 2017-11 became effective for fiscal years and interim periods within those years beginning after December 15, 2018. For all other entities, the amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its financial statements and financial statement disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. This ASU removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 will be effective for fiscal years beginning after December 15, 2019 with early adoption permitted. As of December 31, 2019, the Company has not elected to early adopt this guidance but does not expect that the adoption of ASU 2018-13 will have a material effect on its financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, including emerging growth companies, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact adoption of ASU 2019-12 will have on the financial statements and disclosures.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

3.	Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Current assets
Cash equivalents
Money market funds	$12,859	$—	$—	$12,859
Corporate debt securities	—	500	—	500
Short-term investments:
Government agency bonds	—	2,750	—	2,750
Corporate debt securities	—	11,349	—	11,349
Commercial paper	—	5,987	—	5,987

Total assets measured at fair value	$12,859	$20,586	$—	$33,445

Current liabilities
Preferred stock tranche obligation	$—	$—	$2,158	$2,158

Total liabilities measured at fair value	$—	$—	$2,158	$2,158

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Current assets
Cash equivalents
Money market funds	$10,161	$—	$—	$10,161

Total assets measured at fair value	$10,161	$—	$—	$10,161

The following tables present information as to cost, unrealized holding gains and losses and fair value determination of the company’s financial assets measured at fair value on a recurring basis (in thousands):

	As of December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash equivalents
Money market funds	$12,859	$—	$—	$12,859
Corporate debt securities	500	—	—	500

Total cash equivalents	13,359	—	—	13,359

Short-term investments
Government agency bonds	2,750	—	—	2,750
Corporate debt securities	11,348	2	(1)	11,349
Commercial paper	5,985	2	—	5,987

Total short-term investments	20,083	4	(1)	20,086

	$33,442	$4	$(1)	$33,445

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

	As of December 31, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash equivalents
Money market funds	$10,161	$—	$—	$10,161

Money market funds are highly liquid investments and are actively traded. The pricing information on the Company’s money market funds are based on quoted prices in active markets for identical securities. This approach results in the classification of these securities as Level 1 of the fair value hierarchy.

The fair value of short-term investments is determined from market pricing and other observable market inputs for similar securities obtained from various third-party data providers. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads; benchmark securities; prepayment/default projections based on historical data; and other observable inputs. This approach results in the classification of these securities as Level 2 of the fair value hierarchy.

The Company’s Preferred Stock Tranche Obligation is measured at fair value using an option pricing valuation methodology. The fair value of Preferred Stock Tranche Obligation includes inputs not observable in the market and thus represents a Level 3 measurement. The option pricing valuation methodology utilized requires inputs based on certain subjective assumptions, including (a) expected stock price volatility, (b) calculation of an expected term, (c) a risk-free interest rate, and (d) expected dividends. The assumptions utilized to value the Preferred Stock Tranche Obligation as of December 31, 2019 were (a) expected stock price volatility of 30%; (b) expected term of 0.7 years; (c) a risk-free interest rate of 1.6%; and (d) an expectation of no dividends.

The following table provides a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

Amount
Balance at December 31, 2018	$—
Additions	2,230
Change in fair value	(72)

Balance at December 31, 2019	$2,158

There were no transfers among Level 1, Level 2 or Level 3 categories in the years ended December 31, 2019 or 2018.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

4.	Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	December 31,
	2019	2018
Manufacturing and laboratory equipment	$1,863	$1,420
Computer hardware	28	35
Office furniture and equipment	28	28
Construction in progress	795	475

Total property and equipment, at cost	2,714	1,958
Less: accumulated depreciation	(739)	(443)

Property and equipment, net	$1,975	$1,515

Depreciation expense for the years ended December 31, 2019 and 2018 was $303,000 and $175,000, respectively.

5.	Prepaid Expenses and Other Non-current Assets

Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 31,
	2019	2018
Prepaid clinical and research expenses	$1,462	$2,707
Deferred offering costs	894	—
Deposits	58	146

Total prepaid expenses and other non-current assets	$2,414	$2,853

6.	Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	December 31,
	2019	2018
Salaries and benefits	$2,044	$1,231
Deferred rent	—	68
Other	1,080	279

Total other current liabilities	$3,124	$1,578

7.	Commitments and Contingencies

Operating Lease Agreements

The Company leases facilities in Redwood City, California under an operating lease through August 2021 and in Baltimore, Maryland under an operating lease through June 2023. Rent expense for the years ended

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

December 31, 2019 and 2018 was $696,000 and $682,000, respectively. Future minimum lease payments under the Company’s non–cancelable operating leases as of December 31, 2019 were as follows:

2020	$656
2021	266

Total future minimum lease payments	$922

License Agreements

Johns Hopkins University

In June 2011, the Company entered into an Exclusive License Agreement with Johns Hopkins University, or JHU, which has been amended from time to time, such agreement as amended is referred to as the JHU Agreement. Pursuant to the JHU Agreement, JHU granted the Company an exclusive, worldwide, sublicensable license to three patent families to research, develop, make, use and sell products and provide services in any field, and a non-exclusive license to use specified know-how and materials with a provision that JHU will not grant a license to know how and materials to any other commercial entity. The JHU first patent family describes microparticles with a hydrophobic polymeric core (such as PLGA or PLA or a combination of both PLGA and PLA) and a hydrophilic coating (such as PLGA permanently linked to polyethylene glycol) to reduce inflammation for intraocular injections and their methods of use, which technology is incorporated into the Company’s GB-102, GB-103 and GB-401 product candidates. The JHU licensed fourth and fifth patent families cover potential future technologies.

In September 2015, the JHU Agreement was amended to include the JHU second patent family which covers sunitinib-encapsulated polymeric microparticles, including GB-102 and GB-103, and their use as therapeutic compositions to treat disorders of the eye. Under the terms of the amended JHU Agreement, the Company paid a one-time, non-refundable upfront fee, with a remaining amount to be paid upon the occurrence of certain events. The Company also agreed to pay an additional one-time, non-refundable fee of $100,000 on the occurrence of the first commercial sale of a product falling under the claims of a patent in the second patent family.

In April 2016, the JHU Agreement was further amended to include a third patent family which discloses a method for reducing neuronal damage in the eye that includes administration of a sustained release formulation of a dual leucine kinase inhibitor in a polymeric particle, and wherein the dual leucine kinase inhibitor may be sunitinib, and thus is relevant to both the Company’s GB-102 and GB-103 product candidates. Under the terms of the amended JHU Agreement, the Company paid a one-time, non-refundable upfront fee, and a milestone payment for the grant of the first patent. The Company also agreed to use its best efforts to develop a licensed product under the third patent family and enter into a Phase I clinical trial on or before April 2019, and to have cumulatively spent several million dollars on research and development within six years of execution of the amendment.

Upon execution of the JHU Agreement in 2011, the Company paid JHU an upfront license fee in the low tens of thousands of dollars and issued to JHU a low single digit percentage of the Company’s equity interests as of such date. The Company also reimbursed JHU for the prosecution and maintenance costs incurred by JHU for the licensed patent rights prior to the Company entering into the JHU Agreement, and the Company is responsible for all of the ongoing costs relating to the prosecution and maintenance of the JHU patent rights licensed to the Company. The Company also agreed to pay minimum annual royalties in the tens of thousands of dollars per year until the first commercial sale of a licensed product or service.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

The JHU Agreement further requires single-digit running royalties on the Company’s annual net sales, which may be reduced by 50% of any payments the Company makes to third parties for freedom to operate, up to a maximum credit of 50% of the running royalty rate otherwise due to JHU. Royalties must be paid on products that fall within a patent claim of an issued and unexpired patent or a pending patent application that has not been finally rejected or is pending for less than seven years. The Company also must pay developmental milestones for achieving certain clinical progression events, ranging from tens of thousands to hundreds of thousand dollars per event, which in the aggregate, total less than $2.0 million per product. Under the JHU Agreement, prior to the Kala Agreement renegotiation described below, the Company was responsible for paying each developmental milestone payment for the first three products to achieve such milestone, and milestones for the second and third products are reduced by 50%. The Company further agreed to pay a percentage of any sublicense consideration the Company receives.

The JHU Agreement will remain effective until (i) the later of the expiration date of the last-to-expire patents covered under the JHU Agreement or 20 years from the effective date; (ii) the termination by either party upon the bankruptcy or uncured breach of the other party, or (iii) if the Company terminates the JHU Agreement, with a 90-day notification period. The Company may terminate the entire agreement or on a patent by patent basis if desired, subject to the 90-day notification period.

Milestone and royalty expenses under the JHU Agreement are classified as research and development expense and reimbursement of patent-related expenditures are classified as general and administrative expense in the statements of operations. Expense under the JHU Agreement is as follows (in thousands):

	Year Ended December 31,
	2019	2018
Research and development	$194	$56
General and administrative	201	285

Total JHU Agreement expense	$395	$341

Kala Pharmaceuticals, Inc.

A dispute arose between the Company, JHU, and Kala Pharmaceuticals, Inc., or Kala, over rights licensed to the Company and Kala by JHU. In October 2014, the Company entered into a Settlement and License Agreement, or the Kala Agreement, with Kala and JHU, which settled all pending disputes and amended the Company’s and Kala’s existing license agreements with JHU and created new rights and obligations among the parties.

Under the Kala Agreement, each of Kala and the Company provided the other with a royalty-free, exclusive sublicense with respect to certain intellectual property rights granted by JHU in limited fields of use. Specifically, the Company provided Kala with an exclusive sublicense for the use of a particle with specific characteristics for delivery of a biologically active material through mucus, mucin, or a mucosal barrier (provided that such delivery does not involve administration via injection to the eye), or the Kala Field of Use, and Kala provided the Company with an exclusive sublicense to the use of a particle with specific characteristics for delivery of a biologically active material to the eye via injection (excluding such use of any particle comprising or consisting of loteprednol etabonate). Kala also agreed not to use a particle with those specific characteristics that include sunitinib in any technology licensed the Kala Field of Use under the license from the Company or JHU. Neither the Company nor Kala owe JHU any payments under its existing JHU agreement with respect to the sublicenses granted to the other. Both the Company and Kala hold rights to sublicense the Company’s respective rights in

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

connection with a future collaboration arrangement and subject to any such sublicensee being bound by the applicable terms of the Kala Agreement.

Under the Kala Agreement, JHU agreed to a number of financial concessions to both the Company and Kala. The payments under the existing JHU agreements were modified by reducing all milestones and minimum annual royalties by 25%, including the development milestone payments due for the first licensed product; the development milestone payments due for the first license product were each extended by one year; development milestone payments for the second and third licensed products were eliminated; and the commercial milestone payments for the first commercial sale of a licensed product were reduced by 50% in the United States. New sales-based milestones were added for the second and third licensed products. Upon the second licensed product under the JHU Agreement reaching a certain level of sales or receiving sublicense royalty income, the Company is required to pay $100,000 plus the amounts of the eliminated development milestones and reduced first commercial sale milestone. For the third licensed product, on reaching the same level of sales or receiving sublicense royalty income, the Company is required to pay $150,000 plus the amounts of the eliminated development milestones and reduced first commercial sale milestone. In addition, the Company, Kala and JHU released each other from any liability or claims known to Kala and the Company as of the Kala Agreement and arising out of the actions leading to, and related to the subject of, the Kala Agreement.

The Kala Agreement will expire upon the expiration of all the patent rights that are the subject of the agreement. The Company may terminate one or more of the licenses or sublicenses granted to the Company in the Kala Agreement on a country-by-country basis for convenience upon 30 days’ prior written notice to Kala. The Company or Kala may terminate one or more the sublicenses granted to the other party under the JHU patent rights if the other party, or its employees, officers, directors, agents or representatives, takes certain steps to oppose, attempt to invalidate or prevent the issuance of any of the patent rights directly licensed to the terminating party by JHU.

There have been no expenses under the Kala Agreement in the years ended December 31, 2019 or 2018 and no amounts payable at December 31, 2019 or 2018.

AffaMed Project Limited

In July 2019, the Company entered into a letter agreement with AffaMed Project Limited, or AffaMed, in connection with their purchase of the Company’s Series C convertible preferred stock, or the AffaMed Letter. Under the AffaMed Letter, the Company granted AffaMed a right of first negotiation, or the Option, to exclusively develop, register, and commercialize GB-102 solely in the territories of China, Hong Kong, Taiwan, Macau and South Korea. The Option expires upon the earlier of (i) July 31, 2021 and (ii) 60 days after the Company provides top line data from the Phase 2b trial for GB-102. If AffaMed does not exercise the Option, the Company will have no further obligation to AffaMed to license rights to GB-102.

The AffaMed Letter provides AffaMed with an initial 30-day period to propose terms for such a license which, if such terms are approved by a majority of the Company’s board of directors (excluding the director appointed by AffaMed), shall lead to a 60-day exclusive negotiation period. During this period of up to 90 days, the Company is prohibited from soliciting, initiating, encouraging or assisting the submission of any other proposal, negotiation or offer for the development, registration and commercialization~~,~~ of GB-102 in China, Hong Kong, Taiwan, Macau or South Korea.

The Company may enter into a license agreement for such services with AffaMed if approved by a majority of the members of the Company’s board of directors, excluding the director appointed by AffaMed, during the

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

exclusive negotiation period. If the Company’s board of directors does not approve AffaMed’s proposed terms under the Option following good faith negotiations and, following a further 10 business day period of discussion if requested by AffaMed, the Company has the right to enter into an alternative license agreement with any third party for such services. If AffaMed does not exercise its Option, the Company has the right to enter into an alternative license agreement with a different party. The AffaMed Letter does not limit the Company’s ability to develop, register and commercialize GB-102 in territories other than China, Hong Kong, Taiwan, Macau and South Korea.

There have been no expenses under the Affamed Letter in the years ended December 31, 2019 or 2018 and no amounts payable at December 31, 2019 or 2018.

Indemnification

The Company, as permitted under Delaware law and in accordance with its certification of incorporation and bylaws and pursuant to indemnification agreements with certain of its officers and directors, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, which the officer or director is or was serving at the Company’s request in such capacity.

The Company enters into certain types of contracts that contingently requires the Company to indemnify various parties against claims from third parties. These contracts primarily relate to (i) the Company’s bylaws, under which the Company must indemnify directors and executive officers, and may indemnify other officers and employees, for liabilities arising out of their relationship, (ii) contracts under which the Company must indemnify directors and certain officers and consultants for liabilities arising out of their relationship, and (iii) procurement, service or license agreements under which the Company may be required to indemnify vendors, service providers or licensees for certain claims, including claims that may be brought against them arising from the Company’s acts or omissions with respect to the Company’s products, technology, intellectual property or services.

From time to time, the Company may receive indemnification claims under these contracts in the normal course of business. In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on the Company’s future business, operating results or financial condition. It is not possible to determine the maximum potential amount potentially payable under these contracts since the Company has no history of prior indemnification claims and the unique facts and circumstances involved in each particular claim will be determinative.

8.	Convertible Preferred Stock

As of December 31, 2019, the Company had 142,150,096 shares of $0.0001 par value convertible preferred stock, or Convertible Preferred Stock, authorized, of which 2,280,000 shares are designated as Series A convertible preferred stock, or Series A Preferred; 2,018,561 shares are designated as Series A-2 convertible preferred stock, or Series A-2 Preferred; 76,078,535 shares are designated as Series B convertible preferred stock, or Series B Preferred; and 61,773,000 are designated Series C convertible preferred stock, or Series C Preferred.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

The following table summarizes outstanding Convertible Preferred Stock (in thousands, except share and per share amounts):

	Series A Preferred		Series A-2 Preferred		Series B Preferred		Series C Preferred		Total Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 31, 2017	2,280,000	$2,280	2,018,561	$1,605	33,697,102	$33,031	—	$—	37,995,663	$36,916
Issuance of convertible preferred stock	—	—	—	—	42,381,433	42,000	—	—	42,381,433	42,000
Issuance costs	—	—	—	—	—	(105)	—	—	—	(105)

Balance—December 31, 2018	2,280,000	2,280	2,018,561	1,605	76,078,535	74,926	—	—	80,377,096	78,811
Issuance of convertible preferred stock	—	—	—	—	—	—	37,432,787	54,999	37,432,787	54,999
Allocation of proceeds to preferred stock tranche obligation	—	—	—	—	—	—	—	(2,230)	—	(2,230)
Issuance costs	—	—	—	—	—	—	—	(217)	—	(217)

Balance—December 31, 2019	2,280,000	$2,280	2,018,561	$1,605	76,078,535	$74,926	37,432,787	$52,552	117,809,883	$131,363

Original issue price per share		$1.00		$0.862		$0.991		$1.4693

Liquidation value		$2,280		$1,740		$87,729		$56,843		$148,592

In July 2019, the Company authorized the sale of up to 61,773,000 shares of its Series C Preferred at a price of $1.4693 per share, or Series C Financing. In initial closings in July and August 2019, the Company issued 37,432,787 shares of Series C Preferred for aggregate gross proceeds of $55.0 million. The Series C Financing further allowed certain purchasers of Series C Preferred the option, or the Preferred Stock Tranche Obligation, to purchase up to an additional 17,014,902 shares of Series C Preferred at a price per share of $1.4693 for a period of up to 30 days after the Company notifies them of the three month readout from the Phase 2a clinical trial of GB-102 in patients with macular edema secondary to diabetic macular edema and retinal vein occlusion, for potential aggregate gross proceeds of up to $25.0 million.

The Company concluded that the Preferred Stock Tranche Obligation met the definition of a freestanding financial instrument, as they were legally detachable and separately exercisable from the Series C Preferred. Therefore, the Company allocated the proceeds received from the issuance of shares under the Series C Preferred Stock Purchase Agreement between the Preferred Stock Tranche Obligation and the Series C Preferred. The fair value of the Preferred Stock Tranche Obligation of $2.2 million on issuance was allocated from the $55.0 million proceeds of the Series C Preferred financing and is classified as a current liability on the balance sheet as of December 31, 2019 as the Series C Preferred would become redeemable upon a deemed liquidation event, the occurrence of which is not within the Company’s control.

The rights and preferences and privileges of Convertible Preferred Stock are described below:

Dividend Rights

The holders of Series C Preferred, in preference to holders of Series B Preferred, Series A-2 Preferred, Series A Preferred and common stock, are entitled to receive cumulative dividends on each outstanding share payable when declared by the board of directors of $0.117544 per share. After payment of such dividends on the

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Series C Preferred, the holders of Series B Preferred, in preference to holders of Series A-2 Preferred, Series A Preferred and common stock, are entitled to receive cumulative dividends on each outstanding share payable when declared by the board of directors of $0.06937 per share. After payment of such dividends on the Series B Preferred, the holders of Series A-2 Preferred, in preference to the holders of Series A Preferred and common stock, are entitled to receive non-cumulative dividends on each outstanding share payable when declared by the board of directors of $0.06034 per share. After payment of such dividends on the Series A-2 Preferred, the holders of Series A Preferred, in preference to the holders of common stock, are entitled to receive non-cumulative dividends on each outstanding share payable when declared by the board of directors of $0.08 per share. The board of directors has not declared any dividends to-date.

Conversion Rights

Each share of Convertible Preferred Stock is convertible at the option of the holder, at any time after the date of issuance, into a fully paid and non-assessable share of common stock. Each share of Convertible Preferred Stock is convertible into that number of common shares as is determined by dividing the applicable original purchase price of such share by the applicable conversion price. The conversion rate is subject to adjustment upon the occurrence of certain events. The conversion rates for the Series C Preferred, Series B Preferred and Series A-2 Preferred is 9.0058:1 and for the Series A Preferred is 8.8527:1.

All shares of the Convertible Preferred Stock automatically convert upon the closing of a firm commitment underwritten initial public offering of common stock, in which the price per share is at least $14.56 per share, subject to adjustment, resulting in gross proceeds of at least $40.0 million. The conversion price for each series of Convertible Preferred Stock is subject to adjustment in the event of stock split, combination, common stock dividend or distribution, reclassification, exchange, substitution, reorganization, and certain antidilution adjustments.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the holders of Series C Preferred are entitled to receive, prior to any distribution made to any other class of security, an amount equal to $1.4693 per share, plus any dividends accrued and declared but unpaid. Upon distribution to holders of Series C Preferred, the holders of Series B Preferred are entitled to receive, prior to distribution to holders of Series A-2 Preferred, Series A Preferred and common stock, an amount equal to $0.991 per share, plus any dividends accrued and declared but unpaid. Upon distribution to holders of Series C Preferred and Series B Preferred, the holders of Series A-2 Preferred are entitled to receive, prior to distribution to holders of Series A Preferred and common stock, an amount equal to $0.862 per share, plus any dividends declared but unpaid. Upon distributions to the holders of Series C Preferred, Series B Preferred and Series A-2 Preferred, the holders of Series A Preferred are entitled to receive, prior to any distribution or payment to the holders of common stock, an amount equal to $1.00 per share, plus any dividends declared but unpaid. Upon the completion of the distribution to the holders of Series C Preferred, Series B Preferred, Series A-2 Preferred and Series A Preferred, any remaining assets available for distribution will be distributed among the holders of the shares of Series C Preferred, Series B Preferred, Series A-2 Preferred, Series A Preferred and common stock, on a pro rata basis on the number of shares held by each such holder, treating each share as if they had been converted to common stock immediately prior to such liquidation, dissolution or winding up of the Company.

Voting Rights

Each share of Series A Preferred has voting rights equal to the number of common shares into which the Series A Preferred can be converted. Shares of Series A-2 Preferred, Series B Preferred and Series C Preferred do not have voting rights.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

The holders of Series C Preferred are entitled to elect one director of the Company; the holders of Series B Preferred are entitled to elect three directors of the Company; the holders of Series A-2 Preferred, are entitled to elect one director; the holders of common stock are entitled to elect one director; and holders of common stock and any other class or series of voting stock, exclusively and voting together as a single class on an as-converted basis, are entitled to elect one director. Holders of Series A Preferred are not entitled to a director of the Company.

Redemption Rights

Shares of Series C Preferred, Series B Preferred and Series A-2 Preferred may be redeemed at the greater of the fair market value or the original issue price for the applicable series of convertible preferred stock plus any dividends accrued but unpaid with respect to the Series C Preferred and the Series B Preferred and any dividend declared by unpaid with respect to the Series A-2 Preferred. A redemption will occur upon a written request from the holders of a majority of the then outstanding shares of Series C Preferred, voting exclusively as a separate series, and the holders of a majority of the Series B Preferred and Series A-2 Preferred, voting together on an as-converted basis, which request can be made at any time after July 2024.

Cumulative dividends and accretion of discount on Series A-2 Preferred, Series B Preferred and Series C Preferred, together the Contingently Redeemable Preferred, is not recorded until the Contingently Redeemable Preferred is probable of becoming redeemable. As of December 31, 2019, the Company has determined that the Contingently Redeemable Preferred are not currently probable of becoming redeemable and, as such, the cumulative dividend and accretion of discount on the Contingently Redeemable Preferred has not been recorded.

9.	Common Stock

The holders of common stock are entitled to dividends when and if declared by the board of directors, subject to the preferences applicable to outstanding shares of Convertible Preferred Stock. The board of directors has not declared any dividends and the Company has not paid any dividends.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

10.	Stock-based Compensation

2015 Stock Incentive Plan

In February 2015, the Company adopted the 2015 Stock Incentive Plan, or 2015 Plan. Under the terms of the 2015 Plan, the Company may issue stock options, restricted stock and other stock awards, to employees, non-employee directors, and consultants. As of December 31, 2019, there were 2,891,777 shares of common stock reserved for future issuance under the 2015 Plan. Awards granted under the 2015 Plan expire no later than 10 years from the date of grant. For incentive stock options and non-statutory stock options, the option exercise price will not be less than 100% of the estimated fair value on the date of grant. Options granted to employees typically vest over a four-year period but may be granted with different vesting terms.

As of December 31, 2019, 608,290 shares remained available for grant under the 2015 Plan.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Stock Option Activity

The following summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2018	1,189,671	1.89	8.7	$447
Granted	1,254,099	3.15
Exercised	(78,609)	1.71
Forfeited	(248,055)	2.61

Outstanding—December 31, 2019	2,117,106	$2.52	8.7	$2,825

Vested and expected to vest—December 31, 2019	2,117,106	$2.52	8.7	$2,825

Options Exercisable—December 31, 2019	740,255	$1.80	7.7	$1,508

The aggregate intrinsic value of options granted is calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock. The aggregate intrinsic value of options exercised in the years ended December 31, 2019 and 2018 was $157,000 and $61,000, respectively.

The aggregate fair value of options that vested during the year ended December 31, 2019 was $659,000. The weighted average grant date fair value of options that vested during the year ended December 31, 2019 was $1.44.

Fair Value of Stock Option Awards

The Company estimates the fair value of stock option awards on the grant date using Black-Scholes. The weighted-average grant date fair value per option granted to during the years ended December 31, 2019 and 2018 was $2.16 and $1.53, respectively. The fair value of each award is estimated using Black-Scholes based on the following assumptions:

	Year Ended December 31,
	2019	2018
Expected term (years)	5.1 – 6.1	5.1 – 6.1
Expected volatility	80%	80%
Risk-free interest rate	1.8% – 2.5%	2.6% – 3.1%
Expected dividend yield	— %	— %

Black-Scholes requires the use of subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected Term: The Company’s expected term represents the period that options are expected to be outstanding and is determined using the simplified method, based on the mid-point between the vesting date and the end of the contractual term as the Company does not have sufficient historical data to use any other method to estimate expected term.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

Expected Volatility: The Company is a private company without any trading history in its common stock. The expected volatility the Company uses in Black-Scholes is estimated based on the average volatility for comparable publicly-traded biopharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their similarities to the Company, including life cycle stage, therapeutic focus and size.

Risk-free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the stock option grants.

Expected Dividend: The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

Stock-based Compensation Expense

Stock-based compensation expense is classified as follows (in thousands):

	Year Ended December 31,
	2019	2018
Research and development	$215	$225
General and administrative	523	123

Total stock-based compensation expense	$738	$348

As of December 31, 2019, total unrecognized stock–based compensation cost related to unvested stock options was $2.7 million. As of December 31, 2019, the weighted–average period over which such stock-based compensation was expected to be recognized was approximately 3.4 years.

During the year ended December 31, 2019, the Company accelerated the vesting of 61,812 unvested stock options and extended the exercise period related to the awards. The modification resulted in additional stock-based compensation of $128,000. During the year ended December 31, 2018, the Company accelerated the vesting of 77,061 unvested stock options and extended the exercise period related to the awards. The modification resulted in additional stock-based compensation of $70,000.

11.	Income Taxes

The Company has incurred net operating losses for all the periods presented. The Company has not reflected the benefit of any such net operating loss carryforwards in the accompanying financial statements.

In December 2017, the U.S. government signed into law the Tax Cuts and Jobs Act, or Tax Act, that significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, effective as of January 1, 2018; limitation of the tax deduction for interest expense; limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely); and modifying or repealing many business deductions and credits, including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as orphan drugs.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

The effective tax rate for the years ended December 31, 2019 and 2018 is different from the federal statutory rate primarily due to the valuation allowance against deferred tax assets as a result of insufficient sources of income. The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2019	2018
Income tax benefit at the federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	1.1	2.7
Research and development tax credits	2.8	2.7
Other	(0.3)	(0.2)
Change in valuation allowance	(24.6)	(26.2)

Total	—%	—%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets consisted of the following (in thousands):

	December 31,
	2019	2018
Deferred tax assets
Federal and state net operating loss carryforwards	$21,262	$13,793
Research and development tax credits	4,140	2,616
Other	488	346

Gross deferred tax assets	25,890	16,755
Less: valuation allowance	(25,841)	(16,719)

Total deferred tax assets	49	36

Deferred tax liabilities
Depreciation	(49)	(36)

Total deferred tax liabilities	(49)	(36)

Net deferred tax assets	$—	$—

The Company has incurred annual net operating losses in each year since inception. The Company has not reflected the benefit of any such net operating loss carryforwards in the financial statements. Due to the Company’s history of losses, and lack of other positive evidence, the Company has determined that it is more likely than not that its net deferred tax assets will not be realized, and therefore, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2019 and 2018. The Company increased its valuation allowance by $9.1 million for the year ended December 31, 2019 in order to maintain a full valuation allowance against its deferred tax assets.

As of December 31, 2019, the Company had federal net operating loss carryforwards, or NOLs, of $97.6 million and federal tax credits of $4.5 million available to offset tax liabilities. The Company’s federal NOLs and federal tax credit carryforwards begin to expire in 2035 and 2036, respectively. Of the federal NOLs, $63.5 million have an infinite life. The Company also had gross state NOLs of $12.3 million and state tax credits of $1.3 million which are available to offset state tax liabilities. The state NOLs begin to expire in 2036 and the

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

state tax credit carryforwards can be carried forward indefinitely. Federal and state NOLs and tax credit carryforwards are also subject to annual limitations in the event that cumulative changes in the ownership interests of significant stockholders exceed 50% over a three-year period, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986. The Company has not completed an analysis to determine if the NOLs and tax credits are limited due to a change in ownership. Should there be ownership changes that occurred, the Company’s ability to utilize existing carryforwards could be substantially restricted.

The Company determines its uncertain tax positions based on whether and how much of a tax benefit taken by the Company in its tax filings is more likely than not to be sustained upon examination by the relevant income tax authorities.

A reconciliation of the unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,
	2019	2018
Balance—beginning of year	$873	$447
Addition based on tax position related to current year	533	426
Addition based on tax position related to prior year	—	—

Balance—end of year	$1,406	$873

The unrecognized tax benefits, if recognized, would not have an impact on the Company’s effective tax rate assuming the Company continues to maintain a full valuation allowance position. Based on prior year’s operations and experience, the Company does not expect a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may increase or change during the next year for unexpected or unusual items for items that arise in the ordinary course of business.

The Company files income tax returns in the U.S., California, Florida, Illinois, Indiana, Texas and Maryland. The Company is not currently under examination by any taxing authority for any open tax year. Due to net operating loss carryforwards, all years remain open for income tax examination. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, or IRS, or state tax authorities to the extent utilized in a future period. No federal or state tax audits are currently in process.

12.	Employee Retirement Plan

The Company maintains a 401(k) retirement savings plan, or 401(k) Plan. The 401(k) Plan allows employees to make pre- and post-tax contributions up to the maximum allowable by the IRS. The Company did not make any contributions to the 401(k) Plan on behalf of its employees in the years ended December 31, 2019 or 2018.

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

13.	Net Loss Per Common Share

Basic and diluted net loss per share attributable to common stockholders is calculated as follows (in thousands except share and per share amounts):

	Year Ended December 31,
	2019	2018
Net loss	$(37,037)	$(28,378)
Cumulative dividends on convertible preferred stock	(7,055)	(4,317)

Net loss attributable to common stockholders	$(44,092)	$(32,695)

Net loss per common share—basic and diluted	$(33.41)	$(25.77)

Weighted-average number of common shares used in computing net loss per share—basic and diluted	1,319,912	1,268,742

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per common share, as their effect is anti-dilutive:

	December 31,
	2019	2018
Convertible Preferred Stock	117,809,883	80,377,096
Stock options to purchase common stock	2,117,106	1,189,671
Warrants to purchase common stock	27,759	—

Under the Series C Financing, up to 17,014,902 shares of convertible preferred stock may be contingently issued upon achievement of certain development milestones.

14.	Unaudited Pro Forma Net Loss per Common Share

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 was calculated as follows (in thousands except share and per share data):

Year Ended December 31, 2019
Numerator
Net loss attributable to common stockholders	$(44,092)
Cumulative dividends on convertible preferred stock	7,055

Pro forma net loss	$(37,037)

Denominator
Weighted-average number of shares used in computing net loss per common share—basic and diluted	1,319,912
Pro forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon completion of the proposed initial public offering	10,682,042

Weighted-average number of shares used in computing pro forma net loss per common share—basic and diluted	12,001,954

Pro forma net loss per common share—basic and diluted	$(3.09)

GRAYBUG VISION, INC.

Notes to the Financial Statements (continued)

15.	Subsequent Events

The Company has evaluated subsequent events through April 21, 2020 (except for the impact of the reverse stock split as discussed in the third paragraph of Note 1, as to which the date is September 18, 2020), the date these financial statements were issued, and has determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the condensed financial statements.

Coronavirus Outbreak

In March 2020 the World Health Organization declared the global novel coronavirus disease 2019, or COVID-19, outbreak a pandemic. As of April 21, 2020, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations, including ongoing and planned clinical trials. The impact of the COVID-19 outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results may be materially adversely affected.

In March 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which includes modifications to the limitation on business interest expense and net operating loss provisions and provides a payment delay of employer payroll taxes during 2020 after the date of enactment. The Company does not expect the CARES Act to have a material impact on the Company’s financial statements.

GRAYBUG VISION, INC.

Condensed Balance Sheets

(in thousands, except share and per share amounts)

	June 30, 2020 (Unaudited)	December 31, 2019 (see Note 1)	Pro forma June 30, 2020 (Unaudited)
Assets
Current assets
Cash and cash equivalents	$17,542	$15,870
Short-term investments	—	20,086
Prepaid expenses and other current assets	122	315

Total current assets	17,664	36,271
Property and equipment, net	1,781	1,975
Prepaid expenses and other non-current assets	2,959	2,414

Total assets	$22,404	$40,660

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$2,208	$4,636
Accrued research and development	1,225	2,333
Other current liabilities	1,663	3,124
Preferred stock tranche obligation	2,102	2,158

Total current liabilities	7,198	12,251

Commitments and contingencies (Note 6)
Convertible preferred stock, $0.0001 par value; 142,150,096 shares authorized at June 30, 2020 and December 31, 2019, actual; 117,809,883 shares issued and outstanding as of June 30, 2020 and December 31, 2019, actual; no shares authorized, issued or outstanding pro forma as of June 30, 2020; aggregate liquidation value of $153,385 as of June 30, 2020 and December 31, 2019	131,363	131,363	—
Stockholders’ deficit
Common stock, $0.0001 par value; 188,000,000 shares authorized at June 30, 2020 and December 31, 2019, actual; 1,382,200 and 1,371,467 shares issued and outstanding as of June 30, 2020 and December 31, 2019, actual, respectively; 14,468,113 shares issued and outstanding, pro forma as of June 30, 2020	—	—	1
Additional paid-in capital	3,342	2,879	134,704
Accumulated deficit	(119,499)	(105,836)	(119,499)
Accumulated other comprehensive income	—	3	—

Total stockholders’ deficit	(116,157)	(102,954)	$15,206

Total liabilities, convertible preferred stock and stockholders’ deficit	$22,404	$40,660

See accompanying notes to the condensed financial statements.

GRAYBUG VISION, INC.

Condensed Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Operating expenses
Research and development	$10,717	$14,167
General and administrative	3,119	2,442

Total operating expenses	13,836	16,609

Loss from operations	(13,836)	(16,609)
Interest income	117	51
Change in fair value of preferred stock tranche obligation	56	—

Net loss	(13,663)	(16,558)
Cumulative dividends on convertible preferred stock	(4,793)	(2,585)

Net loss attributable to common stockholders	$(18,456)	$(19,143)

Net loss per common share—basic and diluted	$(13.40)	$(14.78)

Weighted-average number of shares outstanding used in computing net loss per common share—basic and diluted	1,377,431	1,295,180

Pro forma net loss per common share—basic and diluted	$(0.94)

Weighted average number of shares used in computing pro forma net loss per common share—basic and diluted	14,463,344

See accompanying notes to the condensed financial statements.

GRAYBUG VISION, INC.

Condensed Statements of Comprehensive Loss

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Net loss	$(13,663)	$(16,558)
Changes in unrealized gains on available-for-sale securities, net of income tax	(3)	—

Comprehensive loss	$(13,666)	$(16,558)

See accompanying notes to the condensed financial statements.

GRAYBUG VISION, INC.

Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2019	80,377,096	$78,811	1,292,858	$—	$2,007	$(68,799)	$—	$(66,792)
Stock issued on exercise of stock options	—	—	3,787	—	9	—	—	9
Stock-based compensation expense	—	—	—	—	298	—	—	298
Net loss	—	—	—	—	—	(16,558)	—	(16,558)

Balance—June 30, 2019	80,377,096	$78,811	1,296,645	$—	$2,314	$(85,357)	$—	$(83,043)

Balance—January 1, 2020	117,809,883	$131,363	1,371,467	$—	$2,879	$(105,836)	$3	$(102,954)
Stock issued on exercise of stock options	—	—	10,733	—	23	—	—	23
Stock-based compensation expense	—	—	—	—	440	—	—	440
Net loss	—	—	—	—	—	(13,663)	—	(13,663)
Changes in unrealized gains on available-for-sale securities, net of income tax	—	—	—	—	—	—	(3)	(3)

Balance—June 30, 2020	117,809,883	$131,363	1,382,200	$—	$3,342	$(119,499)	$—	$(116,157)

See accompanying notes to the condensed financial statements.

GRAYBUG VISION, INC.

Condensed Statements of Cash Flows

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Operating activities
Net loss	$(13,663)	$(16,558)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	440	298
Depreciation	188	136
Change in fair value of preferred stock tranche obligation	(56)	—
Accretion of premium and discounts on short-term investments	(17)	—
Changes in operating assets and liabilities
Prepaid expenses and other current and noncurrent assets	193	1,810
Accounts payable	(1,705)	3,199
Accrued research and development	(1,108)	784
Other current liabilities	(1,205)	(332)

Net cash used in operating activities	(16,933)	(10,663)

Investing activities
Purchases of property and equipment	(154)	(336)
Maturities of short-term investments	20,100	—

Net cash provided by (used in) investing activities	19,946	(336)

Financing activities
Proceeds from exercise of stock options	23	9
Payment of offering costs	(1,364)	—

Net cash (used in) provided by financing activities	(1,341)	9

Net increase (decrease) in cash and cash equivalents	1,672	(10,990)
Cash and cash equivalents—beginning of period	15,870	12,834

Cash and cash equivalents—end of period	$17,542	$1,844

Supplemental disclosure of noncash items
Property and equipment purchases included in accounts payable	$—	$36

Deferred offering costs included in accounts payable and accrued liabilities	$9	$126

See accompanying notes to the condensed financial statements.

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements

1.	Organization, Description of Business and Going Concern Considerations

Graybug Vision, Inc., the Company or Graybug, is a clinical stage biopharmaceutical company developing medicines for the treatment of diseases of the retina and optic nerve. The Company presently devotes substantially all of its resources to conducting research and development and raising capital. The Company was founded in May 2011 and maintains facilities in Redwood City, California and Baltimore, Maryland.

The Company is subject to risks common to clinical stage companies in the biopharmaceutical industry, including dependence on the clinical success of its product candidates, ability to obtain regulatory approvals of its product candidates, compliance with regulatory requirements, the need for substantial additional financing and protection of its proprietary technology.

Reverse Stock Split

On September 18, 2020, the Company effected a 9.0058:1 reverse stock split of the Company’s issued and outstanding common stock. Upon the effectiveness of the reverse stock split, (i) all shares of outstanding common stock were adjusted; (ii) the conversion prices of the convertible preferred stock were adjusted; (iii) the number of shares of common stock for which each outstanding option and warrant to purchase common stock is exercisable were adjusted; and (iv) the exercise price of each outstanding option and warrant to purchase common stock were adjusted. All of the outstanding common stock share numbers (including shares of common stock subject to the Company’s options and as converted for the outstanding convertible preferred stock), share prices, exercise prices and per share amounts contained in the financial statements have been retroactively adjusted in the financial statements to reflect this reverse stock split for all periods presented. The par value per share and the authorized number of shares of common stock were not adjusted as a result of the reverse stock split.

Going Concern Considerations

The Company incurred losses from operations and had negative cash flows from operating activities for the six months ended June 30, 2020 and 2019, and the Company’s accumulated deficit at June 30, 2020 is $119.5 million. The Company’s current operating plan indicates it will continue to incur losses from operations and generate negative cash flows from operating activities, given ongoing expenditures related to extensive research and development and the Company’s lack of revenue generating activities at this point in the Company’s lifecycle.

The Company will need to raise additional funds in order to further advance its research and development programs, operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, similar to what the Company has previously executed, which include equity financing. However, financing may not be available to the Company in the necessary time frame, in the amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its products or the Company could be required to delay, scale back, or eliminate some or all of its research and development programs and other operations and will materially harm its business, financial position and results of operations. Based on the Company’s current plans, it is anticipated that the existing cash will allow the Company to conduct planned operations into the fourth quarter of 2020.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue as a going concern. Based on the Company’s current cash position and current financial position as of the date of the financial statements, there is a substantial doubt about the Company’s ability to continue as a going concern.

Coronavirus Outbreak

In March 2020 the World Health Organization declared the global novel coronavirus disease 2019, or COVID-19, outbreak a pandemic. As of September 4, 2020, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations, including ongoing and planned clinical trials. The impact of the COVID-19 coronavirus outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results may be materially adversely affected.

In March 2020, the Families First Coronavirus Response Act, or FFCR Act, and the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, were signed into law in response to the COVID-19 pandemic. The FFCR Act and CARES Act include provisions related to refundable payroll tax credits, deferment of employer side social security payments, retroactively and temporarily (for taxable years beginning before January 1, 2021) suspending the application of the 80%-of-income limitation on the use of net operating losses, which was enacted as part of the Tax Cuts and Jobs Act of 2017. The CARES Act also provides that net operating losses arising in any taxable year beginning after December 31, 2017, and before January 1, 2021 are generally eligible to be carried back up to five years.

In June 2020, Assembly Bill 85, or A.B. 85, was signed into California law. A.B. 85 provides for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5.0 million of tax per year. A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021 and 2022 for certain taxpayers with taxable income of $1.0 million or more. The carryover period for any net operating losses that are suspended under this provision will be extended. A.B. 85 also requires that business incentive tax credits including carryovers may not reduce the applicable tax by more than $5.0 million for taxable years 2020, 2021 and 2022.

The enactment of the FFCR Act, CARES Act and A.B. 85 did not result in any material adjustments to the Company’s income tax provision for the six months ended June 30, 2020 or to the Company’s net deferred tax assets as of June 30, 2020. Given the Company’s history of losses, the Company does not expect the provisions of the FFCR Act, CARES Act and A.B. 85 to have a material impact on the Company’s annual effective tax rate or condensed consolidated financial statements in 2020; however, the Company will continue to evaluate the impact of tax legislation and will update its disclosures as additional information and interpretive guidance becomes available.

2.	Summary of Significant Accounting Policies

Other than with respect to the adoption of ASU2018-13 discussed below, there have been no changes to the significant accounting policies as disclosed in Note 2 to our annual financial statements for the years ended December 31, 2019 and 2018 included elsewhere in this registration statement.

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. ASU 2018-13 removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 became effective for the Company beginning January 1, 2020 and the adoption of ASU 2018-13 did not have a material impact on the Company’s condensed financial statements. For the disclosures regarding the Company’s Level 3 fair value measurements, see Note 3, Fair Value Measurements to these condensed financial statements.

Unaudited Interim Condensed Financial Statements

The Company’s condensed financial statements included herein have been prepared in conformity with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission. The unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements, and in the Company’s opinion, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

The interim condensed balance sheet as of June 30, 2020, and the condensed statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended June 30, 2020 and 2019 are unaudited. The financial data and the other financial information disclosed in these notes to the condensed financial statements related to the six-month periods are also unaudited. The condensed results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ended December 31, 2020 or for any other future annual or interim period. The balance sheet as of December 31, 2019 included herein was derived from the audited financial statements as of that date. These interim condensed financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this registration statement.

Unaudited Pro Forma Financial Information

The unaudited pro forma condensed stockholders’ equity as of June 30, 2020 and the unaudited pro forma basic and diluted net loss per common share for the six months ended June 30, 2020 have been prepared to give effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 13,085,913 shares of common stock upon the closing of our initial public offering, or IPO. The shares of common stock and any related estimated proceeds from the IPO are excluded from the pro forma information.

The unaudited pro forma basic and diluted net loss per share for the six months ended June 30, 2020 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion on IPO had occurred on January 1, 2020, or their issuance dates, if later.

Related Party Transactions

In August 2019, the Company engaged a consulting firm managed by the acting chief financial officer of the Company for professional services related to accounting, finance and other administrative functions. For the six months ended June 30, 2020, the costs incurred under this arrangement totaled $444,000 which were recorded as general and administrative expense in the accompanying statement of operations. As of June 30, 2020, amounts owed under this arrangement totaled $40,000 and are included in accounts payable in the accompanying balance sheet.

3.	Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	As of June 30, 2020
	Level 1	Level 2	Level 3	Total
Current assets
Cash equivalents
Money market funds	$16,655	$—	$—	$16,655

Total assets measured at fair value	$16,655	$—	$—	$16,655

Current liabilities
Preferred stock tranche obligation	$—	$—	$2,102	$2,102

Total liabilities measured at fair value	$—	$—	$2,102	$2,102

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Current assets
Cash equivalents
Money market funds	$12,859	$—	$—	$12,859
Corporate debt securities	—	500	—	500

Total cash equivalents	12,859	500	—	13,359

Short-term investments:
Government agency bonds	—	2,750	—	2,750
Corporate debt securities	—	11,349	—	11,349
Commercial paper	—	5,987	—	5,987

Total short-term investments	—	20,086	—	20,086

Total assets measured at fair value	$12,859	$20,586	$—	$33,445

Current liabilities
Preferred stock tranche obligation	$—	$—	$2,158	$2,158

Total liabilities measured at fair value	$—	$—	$2,158	$2,158

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

The following tables present information as to cost, unrealized gains and losses and fair value determination of the Company’s financial assets measured at fair value on a recurring basis (in thousands):

	As of June 30, 2020
	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
Current assets
Cash equivalents
Money market funds	$16,655	$—	$—	$16,655

Total assets measured at fair value	$16,655	$—	$—	$16,655

	As of December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
Current assets
Cash equivalents
Money market funds	$12,859	$—	$—	$12,859
Corporate debt securities	500	—	—	500

Total cash equivalents	13,359	—	—	13,359

Short-term investments
Government agency bonds	2,750	—	—	2,750
Corporate debt securities	11,348	2	(1)	11,349
Commercial paper	5,985	2	—	5,987

Total short-term investments	20,083	4	(1)	20,086

Total assets measured at fair value	$33,442	$4	$(1)	$33,445

Money market funds are highly liquid investments which are actively traded. The pricing information on the Company’s money market funds are based on quoted prices in active markets for identical securities. This approach results in the classification of these securities as Level 1 of the fair value hierarchy.

The fair value of short-term investments is determined from market pricing and other observable market inputs for similar securities obtained from various third-party data providers. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads; benchmark securities; prepayment/default projections based on historical data; and other observable inputs. This approach results in the classification of these securities as Level 2 of the fair value hierarchy.

The Company’s preferred stock tranche obligation is measured at fair value using an option pricing valuation methodology. The fair value of preferred stock tranche obligation includes inputs not observable in the market and thus represents a Level 3 measurement. The option methodology utilized requires inputs based on certain subjective assumptions, including (a) expected stock price volatility, (b) calculation of an expected term, (c) a risk-free interest rate, and (d) expected dividends. This approach results in the classification of these securities as Level 3 of the fair value hierarchy. The assumptions utilized to value the preferred stock tranche obligation as of June 30, 2020 were (a) expected stock price volatility of 50%; (b) expected term of 0.3 years: (c) a risk-free interest rate of 0.16%; (d) an expectation of no dividends; and (e) a 51% probability of being settled.

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

The following table provides a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

Amount
Balance at January 1, 2020	$2,158
Change in fair value	(56)

Balance at June 30, 2020	$2,102

There were no transfers among Level 1, Level 2 or Level 3 categories in the six months ended June 30, 2020 or 2019.

4.	Prepaid Expenses and Other Non-current Assets

Prepaid expenses and other non-current assets consist of the following (in thousands):

	June 30, 2020	December 31, 2019
Prepaid clinical and research expenses	$1,462	$1,462
Deferred offering costs	1,418	894
Deposits	79	58

Total prepaid expenses and other non-current assets	$2,959	$2,414

5.	Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	June 30, 2020	December 31, 2019
Salaries and benefits	$1,081	$2,044
Deferred rent	35	—
Other	547	1,080

Total other current liabilities	$1,663	$3,124

6.	Commitments and Contingencies

Operating Lease Agreements

The Company leases facilities in Redwood City, California under an operating lease with a term through August 2021 and in Baltimore, Maryland under an operating lease with a term through June 2023. Rent expense for the six months ended June 30, 2020 and 2019 was $352,000 and $344,000, respectively. Future minimum lease payments under the Company’s non–cancelable operating leases as of June 30, 2020 were as follows (in thousands):

2020 (July 1 through December 31)	$385
2021	660
2022	405
2023	205

Total future minimum lease payments	$1,655

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

7.	Convertible Preferred Stock

As of June 30, 2020, the Company had 142,150,096 shares of $0.0001 par value convertible preferred stock, or Convertible Preferred Stock, authorized, of which 2,280,000 shares are designated as Series A convertible preferred stock, or Series A Preferred; 2,018,561 shares are designated as Series A-2 convertible preferred stock, or Series A-2 Preferred; 76,078,535 shares are designated as Series B convertible preferred stock, or Series B Preferred; and 61,773,000 are designated Series C convertible preferred stock, or Series C Preferred.

The following table summarizes outstanding Convertible Preferred Stock (in thousands, except share and per share amounts):

	Series A Preferred		Series A-2 Preferred		Series B Preferred		Series C Preferred		Total Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance—January 1 and June 30, 2019	2,280,000	$2,280	2,018,561	$1,605	76,078,535	$74,926	—	$—	80,377,096	$78,811

Balance—January 1 and June 30, 2020	2,280,000	$2,280	2,018,561	$1,605	76,078,535	$74,926	37,432,787	$52,552	117,809,883	$131,363

Original issue price per share		$1.00		$0.862		$0.991		$1.4693

Liquidation value		$2,280		$1,740		$90,328		$59,037		$153,385

In connection with our Series C Financing in July 2019, certain purchasers of Series C preferred stock had the option to purchase up to an additional 17,014,902 shares of Series C preferred stock at a price per share of $1.4693 for a period of up to 30 days after the Company notified them of the three month readout from the Phase 2a clinical trial of GB-102 in patients with macular edema secondary to diabetic macular edema and retinal vein occlusion, or Preferred Stock Tranche Obligation. Subsequent to June 30, 2020, the Board and the Series C investors amended the Series C stock purchase agreement such that the Preferred Stock Tranche Obligation is no longer exercisable and will terminate upon the effectiveness of this registration statement.

7.	Stock-based Compensation

As of June 30, 2020, 648,587 shares remained available for grant under the Company’s 2015 Stock Incentive Plan. However, on July 7, 2020 a further 231,510 options were granted to employees with a weighted average exercise price of $3.51.

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

Stock Option Activity

The following summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding—January 1, 2020	2,117,106	$2.52	8.7	$2,825
Exercised	(10,733)	2.16
Forfeited	(40,297)	2.97

Outstanding—June 30, 2020	2,066,076	$2.52	7.8	$2,233

Vested and expected to vest—June 30, 2020	2,066,076	$2.52	7.8	$2,233

Options Exercisable—June 30, 2020	872,823	$1.89	6.5	$1,426

The aggregate intrinsic value of options granted is calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock. The aggregate intrinsic value of options exercised in the six month ended June 30, 2020 was $18,000.

The aggregate fair value of options that vested during the six months ended June 30, 2020 was $400,000. The weighted average grant date fair value of options that vested during the six months ended June 30, 2020 was $1.53.

Stock-based Compensation Expense

Stock-based compensation expense is classified as follows (in thousands):

	Six Months Ended June 30,
	2020	2019
Research and development	$140	$100
General and administrative	300	198

Total stock-based compensation expense	$440	$298

As of June 30, 2020, total unrecognized stock–based compensation cost related to unvested stock options was $2.2 million. As of June 30, 2020, the weighted–average period over which such stock-based compensation was expected to be recognized was approximately 2.8 years.

8.	Income Taxes

The Company did not record a provision or benefit for income taxes during the six months ended June 30, 2020 and 2019. The Company continues to maintain a full valuation allowance against all of its deferred tax assets.

The Company has evaluated the positive and negative evidence involving its ability to realize our deferred tax assets. The Company has considered our history of cumulative net losses incurred since inception and its lack of any commercially ready products. The Company has concluded that it is more likely than not that it will not realize the benefits of its deferred tax assets. The Company reevaluates the positive and negative evidence at each reporting period.

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

9.	Net Loss Per Common Share

Basic and diluted net loss per common share is calculated as follows (in thousands except share and per share amounts):

	Six Months Ended June 30,
	2020	2019
Net loss	$(13,663)	$(16,558)
Cumulative dividends on convertible preferred stock	(4,793)	(2,585)

Net loss attributable to common stockholders	$(18,456)	$(19,143)

Net loss per common share—basic and diluted	$(13.40)	$(14.78)

Weighted-average number of shares used in computing net loss per common share—basic and diluted	1,377,431	1,295,180

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per common share, as their effect is anti-dilutive:

	June 30,
	2020	2019
Convertible preferred stock	117,809,883	80,377,096
Stock options to purchase common stock	2,066,076	1,746,576
Warrants to purchase common stock	27,759	—

Under the Series C Financing, up to 17,014,902 shares of convertible preferred stock could have been contingently issued upon achievement of certain development milestones. However, subsequent to June 30, 2020, the Board and the Series C investors amended the Series C stock purchase agreement such that the option to purchase additional shares is no longer exercisable and will terminate upon the effectiveness of this registration statement.

10.	Pro Forma Net Loss Per Common Share

The following table sets forth the computation of pro forma basic and diluted net loss per common share (in thousands, except share and per share amounts):

Six Months Ended June 30, 2020
Numerator
Net loss attributable to common stockholders	$(18,456)
Cumulative dividends on convertible preferred stock	4,793

Pro forma net loss—basic and diluted	$(13,663)

Denominator
Weighted-average number of shares used in computing net loss per share—basic and diluted	1,377,431
Pro forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon completion of the proposed initial public offering	13,085,913

Weighted average number of shares used in computing pro forma net loss per common share—basic and diluted	14,463,344

Pro forma net loss per common share—basic and diluted	$(0.94)

GRAYBUG VISION, INC.

Notes to the Unaudited Condensed Financial Statements (continued)

11.	Subsequent Events

The Company has evaluated subsequent events through September 4, 2020 (except for the impact of the reverse stock split as discussed in the third paragraph of Note 1, as to which the date is September 18, 2020), which is the date these condensed financial statements were available to be issued, and has determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the condensed financial statements.

5,625,000 Shares

Common Stock

PROSPECTUS

SVB Leerink	Piper Sandler

Needham & Company	Wedbush PacGrow

September 24, 2020

Until and including October 19, 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.